2020

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KIRKLAND LAKE GOLD LTD.

TO BE HELD ON JUNE 30, 2020

MANAGEMENT INFORMATION CIRCULAR

DATED MAY 29, 2020

KIRKLAND LAKE GOLD LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Kirkland Lake Gold Ltd. (the "Company") will be held at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800 Toronto, Ontario, Canada on Tuesday, June 30, 2020 at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the report of the auditors thereon;

2. to appoint KPMG LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

3. to fix the number of directors to be elected at the Meeting at eight;

4. to elect the directors of the Company for the ensuing year;

5. to consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on the Company's approach to executive compensation;

6. to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's long term incentive plan (the "LTIP") and all unallocated share units issuable under the LTIP, as further described in the accompanying management information circular dated May 29, 2020 (the "Circular");

7. to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's deferred share unit plan (the "DSU Plan") and all unallocated deferred share units issuable under the DSU Plan, as further described in the accompanying Circular; and

8. to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, the Circular and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018. Your vote as a shareholder is important. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company (the "Board") has fixed the close of business on May 22, 2020 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any adjournment or postponement thereof.

While as of the date of this notice, the Company intends to hold the Meeting as set out above, it is continuously monitoring the current public health crisis resulting from the global spread of the novel coronavirus (COVID-19). In light of the rapidly evolving situation resulting from the COVID-19 outbreak, the Company asks that shareholders of the Company follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19.

In order to mitigate potential risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company is urging all shareholders to vote by proxy in advance of the Meeting and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The

Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings with no traditional investor presentation, and guests will not be permitted entrance unless legally required.

Rather than attending the Meeting in person, the Company encourages shareholders to access the Meeting via a live conference call webcast that will be available on the Company's website at www.kl.com, and this webcast will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. Shareholders will have the opportunity to ask questions and provide feedback via the live webcast and we encourage shareholders to participate in the Meeting.

The Company reserves the right to take any additional precautionary measures it deems necessary in relation to the Meeting in response to further development in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company's press releases as well as its website at www.kl.com for updated information. The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

The Company encourages all shareholders to vote by proxy in advance of the Meeting. Shareholders who are not attending the Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. The Board has by resolution fixed 4:30 p.m. (Toronto time) on June 26, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company's transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

DATED at Toronto, Ontario as of the 29th day of May, 2020.

BY ORDER OF THE BOARD

(Signed) "Jeff Parr"

Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

LETTER TO SHAREHOLDERS

May 29, 2020

To Our Fellow Shareholders,

In response to the extensive global health risks resulting from the COVID-19 pandemic, your Company introduced a number of measures in March 2020 to protect our employees, their families and our communities. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning the Detour Lake Mine and the Macassa Mine to reduced operations, temporarily suspending operations at the Holt Complex, and suspending all non-essential work Company-wide, including all exploration drilling. We also introduced an extensive list of health and safety protocols, largely related to medical screening and social distancing.

In early May, we began calling people back to work who had been off due to COVID-19. We expect the ramp-up of business activities to be gradual and that many of the social distancing protocols introduced will remain in place for the foreseeable future. We are assessing what the "new normal" will look like in terms of work going forward. We have seen time and time again that in periods of adversity, quality people rise to the occasion. Faced with the challenges of the COVID-19 pandemic, our team has done excellent work protecting themselves and each other, while also turning in a very solid performance in the first quarter of 2020. As a company, we have also risen to the occasion to support our local communities by donating US$20 million to assist community groups in the areas of Canada and Australia where we operate, in recognition of the essential services that these groups provide and the challenges they continue to face.

The extensive actions we have taken to protect our people and serve our communities during these challenging times are consistent with, and reflect, our overriding goal to create value in everything we do. For shareholders, our management team seeks to generate superior returns by achieving high levels of operational excellence, generating industry-leading performance and effectively allocating capital to maximize long-term value creation. In executing its responsibilities, management receives valuable supervision and oversight from our Board of Directors (the "Board"), which has responsibility for the overall stewardship of the business and whose fundamental objectives include enhancing and preserving long-term shareholder value by supporting management in meeting its obligations on an ongoing basis and operating in a reliable and safe manner.

Sustainability

Key to the success of Kirkland Lake Gold is acting ethically and responsibly, from exploration through to mine closure, and to be transparent and accountable for our conduct. Operating our mines responsibly and following good governance practices not only provides benefits for Kirkland Lake Gold, but also for the local communities and the broader regions and countries in which we operate. Responsible mining increases prosperity for all stakeholders, including investors, employees, contractors, supply chain partners, communities and governments; it provides jobs and builds skills; and through partnerships with governments and other organizations, it facilitates investment in infrastructure and public services. Understanding the many direct, indirect, and induced benefits that our operations provide surrounding communities, we are very committed to working with and supporting local suppliers. In addition, the Company appreciates the induced benefits resulting from sponsorships and donations to various local charitable and not-for-profit organizations in the jurisdictions in which the Company operates.

License to operate is not a right, it is something that is earned each and every day. In 2019, we committed to implementing the World Gold Council's ("WGC") Responsible Gold Mining Principles ("RGMPs"), a new framework launched last year that sets clear expectations for consumers, investors and the downstream gold supply chain as to what constitutes responsible gold mining. As a member of the WGC, Kirkland Lake Gold was among the 200 organizations and experts who participated in the vigorous consultations that led to the creation of the framework. We have committed to implementing the RGMPs, which are listed on page 34 of this Circular, and completing an external verification within three years.

Also, in 2019, we published our first consolidated Corporate Sustainability Report, which documents our key initiatives in the areas of corporate responsibility, community engagement and support as well as environmental protection. We regard this report as a solid starting point, and are working diligently to both improve our performance, as well as our reporting, in these critical components of our business. We document our many sustainability initiatives on pages 37 to 38 of this Circular. We invite you to read this section and contact us with any questions about how your Company is working to become a leader in sustainability.

2019 - A Record Year of Performance and Achievement

In 2019, your Company continued to generate strong returns for shareholders through superior share price performance and returning capital to shareholders, by achieving record operating and financial performance, growing our financial strength and by increasing our commitment to exploration and achieving continued exploration success. We also made a significant investment focused on maximizing long-term value creation through the acquisition of Detour Gold Corporation ("Detour Gold"). Highlights of key areas of performance for the year are provided below.

Strong Share Price Performance

In 2019, the price of Kirkland Lake Gold shares (TSX and NYSE: KL; ASX: KLA) increased 61% and we ended the year at $57.02 per share on the TSX. Over the past three-year period to December 31, 2019, our share price increased 590%, compared to increases of 11% for the S&P/TSX Composite Index and 30% for the S&P/TSX Global Gold Index. In September 2019, the Company was named to the inaugural TSX 30 as one of the 30 top performing stocks in the TSX Composite Index over the three-year period ending June 30, 2019. Kirkland Lake Gold ranked 4th overall with a dividend- adjusted return of 605.0%.

Returned Significant Capital to Shareholders

Returning capital to shareholders is a key component of Kirkland Lake Gold's capital allocation strategy for maximizing value. During 2019, we increased our quarterly dividend twice, including a 50% increase to US$0.06 per share effective with the fourth quarter 2019 dividend payment on January 13, 2020. Subsequent to the end of the year, we doubled the quarterly dividend to US$0.125 per share effective with the first quarter 2020 dividend payment on April 13, 2020.

In addition, we repurchased 1,127,000 common shares during 2019 through our normal course issuer bid ("NCIB") for a total of US$42.8 million ($56.7 million). Our commitment to repurchasing shares grew substantially entering 2020, with the repurchase of 9,713,600 common shares during the first quarter for a total of US$329.8 million ($443.1 million).

Record Operating and Financial Performance

We achieved record operating results in 2019, including production of 974,615 ounces, operating cash costs per ounce sold1 of US$284 and all-in sustaining costs per ounce sold1 of US$564. Our strong operating performance was driven by the Fosterville mine, which achieved record production of 619,366 ounces at average operating cash costs per ounce sold1 of $119 and all-in sustaining costs per ounce sold1 of $291.

Our record operating performance resulted in strong growth in earnings and cash flows compared to the previous year. Net earnings in 2019 totalled US$560.1 million (US$2.67 per share), more than double the US$273.9 million (US$1.30 per share) of adjusted net earnings1 in 2018. A particularly important highlight of the year was our record free cash flow1 of US$463.0 million, representing growth of 81% from a year earlier. A key feature of our business is the ability to generate cash internally, which allows us to fund our growth and while also building financial strength.

Industry-Leading Financial Strength

With record operating and financial results in 2019, we continued to build our financial strength, ending the year with US$707.2 million of cash and no debt. Our cash position was reduced in the first quarter of 2020, ending the quarter at US$530.9 million with no debt, reflecting the US$329.8 million we used during the quarter to repurchase common shares under the NCIB. The impact of the share repurchases was partially offset by continued strong cash flow generation, with free cash flow1 for the quarter totalling US$191.4 million, excluding non-recurring costs mainly related to the acquisition of Detour Gold on January 31, 2020 (see below).

Increased Commitment to Exploration

A key factor driving superior value creation for our shareholders over the last three years has been exploration success. As a company, we are very committed to profitable growth through the "drill bit." In 2019, exploration expenditures totalled US$159.2 million, our highest level ever. Exploration success during the year included significantly extending the South Mine Complex to both the east and west and intersecting high-grade zones along the Amalgamated Break at Macassa and significantly extending mineralized structures and intersecting quartz with visible gold mineralization at multiple locations at Fosterville. Exploration drilling was suspended in March 2020 as part of our COVID-19 protocols. However, we have now begun the process of resuming drilling with plans for increased exploration activities at both Macassa and Fosterville compared to 2019, as well as extensive drilling at the Detour Lake mine ("Detour Lake").

Acquisition of Detour Gold Corporation

On January 31, 2020, Kirkland Lake Gold took a significant step towards future value creation with the acquisition of Detour Gold, completed through a plan of arrangement announced on November 25, 2019.

The acquisition adds a third cornerstone asset to our portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside. We are planning to spend US$50 million on exploration drilling at Detour Lake in the first two years following the acquisition, with a goal of achieving significant growth in Mineral Reserves in support of increased production and improved unit costs. Detour Lake has already demonstrated its value potential, producing 91,555 ounces in the two months from January 31, 2020 to the end of the first quarter. Very significantly, the mine generated $78.0 million of free cash flow1 over the same two months, representing approximately 40% of our total free cash flow1 for the first quarter of 2020.

Board of Directors - Governance and Oversight

Your Board provides corporate governance and oversight for the effective management of the Company and for the protection of shareholders as well as our Company's many other stakeholder groups. Our Board currently has eight directors, seven of whom are independent. Our directors bring a wide range of expertise and experience in various components of the business world. Board diversity, including gender diversity, is a key priority for the Company. We recently appointed a second woman to the Board, with plans to continue pursuing qualified female candidates for potential future Board appointments.

With its primary focus on the creation of value over the longer term, the Board has responsibility for the oversight and review of the Company's strategic planning process along with the management of its business affairs. The Board's mandate also includes identifying and ensuring appropriate management of the principal risks of our business, succession planning, oversight of communications policies related to key stakeholder groups, the integrity of the Company's internal controls and financial reporting and ensuring that your Company operates at all times within applicable laws and regulations, and to the highest ethical and moral standards. A detailed review of the activities of the Board of Directors and Board Committees is provided in this Circular beginning on page 27.

Notes:

(1) See Non-IFRS Measures set out on page 41 of the Company's Annual MD&A for the three and twelve months ended December 31, 2019 filed on www.sedar.com.

Summary and Outlook

Overall, 2019 was a year of record performance and significant progress for Kirkland Lake Gold. In 2020, we have responded to the unprecedented challenges related to the COVID-19 pandemic responsibly and effectively, with protecting our workers being our number one priority. At the same time, we have continued to generate solid operating and financial results and are now moving forward to ramp up operations towards more predictable levels and to deploy drills to resume our aggressive 2020 exploration program. Achieving operational excellence, including advancing the sustainability of our business, maintaining industry-leading financial performance and financial strength and investing to achieve the full growth potential of our high-quality assets are the key drivers for our Company. In everything we do, our overriding focus is on the generation of long-term value for shareholders and all of our stakeholders in a sustainable and ethical manner, as well as ensuring the health and safety of our people.

(Signed) Tony Makuch Tony Makuch President and Chief Executive Officer	(Signed) Jeff Parr Jeff Parr Chairman of the Board

Table of Contents

MANAGEMENT INFORMATION CIRCULAR	1

ABOUT THE SHAREHOLDER MEETING	1

SOLICITATION OF PROXIES	1

COVID-19	2

INFORMATION REGARDING THE VOTING OF COMMON SHARES	3

Q&A ON VOTING	6

VOTING SECURITIES	9

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10

PRINCIPAL HOLDERS	10

BUSINESS OF THE MEETING	11

PRESENTATION OF FINANCIAL STATEMENTS	11

APPOINTMENT OF AUDITOR	11

FIXING NUMBER OF DIRECTORS	12

ELECTION OF DIRECTORS	12

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION - "SAY ON PAY"	22

APPROVAL OF AMENDMENTS TO THE LONG TERM INCENTIVE PLAN	22

APPROVAL OF AMENDMENTS TO THE DSU PLAN	25

REPORT ON CORPORATE GOVERNANCE PRACTICES	27

THE BOARD OF DIRECTORS	27

POSITION DESCRIPTIONS	28

NOMINATION OF DIRECTORS	29

MAJORITY VOTING POLICY	30

DIVERSITY	30

ENVIRONMENT AND CORPORATE SOCIAL RESPONSIBILITY	32

BOARD MANDATE	39

STRATEGIC OVERSIGHT	39

RISK OVERSIGHT AND ASSESSMENT	40

ORIENTATION AND CONTINUING EDUCATION	42

CORPORATE GOVERNANCE POLICIES	43

BOARD COMMITTEES	46

MEETINGS OF THE BOARD AND COMMITTEES OF THE BOARD	50

ASSESSMENTS	50

SKILLS AND AREAS OF EXPERTISE	51

DIRECTOR TERM LIMITS	52

LOANS TO DIRECTORS	53

SUCCESSION PLANNING	53

REPORT ON EXECUTIVE COMPENSATION	53

PHILOSOPHY AND APPROACH	53

COMPENSATION DISCUSSION AND ANALYSIS	55

Minimum Equity Ownership Guidelines for Executives	75

Compensation Risk Oversight and Assessment	76

Summary Compensation Table	78

Incentive Plan Awards	80

Pension Plan Benefits	81

Termination and Change of Control Benefits	81

Director Compensation	86

Incentive Plan Awards	88

Director and Officer Liability Insurance	91

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	92

Legacy Equity Compensation Plans	94

CURRENT EQUITY COMPENSATION PLANS	94

Long Term Incentive Plan	94

Deferred Share Unit Plan	99

Stock Option Plan	101

Indebtedness of Directors and Executive Officers	101

Interest of Informed Persons in Material Transactions	101

Non-IFRS Measures	102

Additional Information	103

Board of Directors' Approval	103

Schedule "A" MANDATE OF THE BOARD OF DIRECTORS	104

Schedule "B" AMENDED LONG TERM INCENTIVE PLAN	110

Schedule "C" AMENDED DEFERRED SHARE UNIT PLAN	119

 MANAGEMENT INFORMATION CIRCULAR

ABOUT THE SHAREHOLDER MEETING

SOLICITATION OF PROXIES

You have received this management information circular ("Circular") because you owned common shares ("Common Shares") of Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") as at May 22, 2020. You are therefore entitled to vote at the annual and special meeting of shareholders (the "Meeting") to be held on Tuesday, June 30, 2020, and any adjournment or postponement thereof.

The board of directors of the Company (the "Board") has fixed the close of business on May 22, 2020 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any adjournment or postponement thereof (the "Record Date").

Management is soliciting your proxy for the Meeting. The Board has fixed 4:30 p.m. (Toronto Time) on Friday, June 26, 2020 or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment or postponement of the Meeting, as the time by which proxies to be acted upon at the Meeting must be deposited with the Company's transfer agent, TSX Trust Company ("TSX Trust" or the "Transfer Agent"). The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. Such employees will not receive any extra compensation for such activities. The cost of solicitation will be borne directly by the Company.

The Company has engaged Kingsdale Advisors ("Kingsdale") as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $65,885 to Kingsdale for the proxy solicitation services in addition to certain out-of pocket expenses. The Company may also reimburse brokers and other persons holding common shares of the Company ("Common Shares") in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. Shareholders can contact Kingsdale either by mail at Kingsdale, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Unless otherwise stated, the information contained in this Circular is as of May 28, 2020. All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as "United States dollars" or "US$" and Australian dollars are referred to as "Australian dollars" or "A$".

For United States dollar amounts converted to Canadian dollars ($), the average rate of US$1.00 = $1.3266 was used, unless noted otherwise, being the average indicative rate of exchange as reported by Thomson Reuters for the year ended December 31, 2019.

For Australian dollar amounts converted to Canadian dollars ($), the average rate of A$1.00 = $0.9223 was used, unless noted otherwise, being the average indicative annual exchange rate as reported by Thomson Reuters for the year ended December 31, 2019.

MANAGEMENT INFORMATION CIRCULAR	1

COVID-19

While as of the date of this notice, the Company intends to hold the Meeting as set out above, it is continuously monitoring the current public health crisis resulting from the global spread of the novel coronavirus (COVID-19). In light of the rapidly evolving situation resulting from the COVID-19 outbreak, the Company asks that shareholders of the Company follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company is urging all shareholders to vote by proxy in advance of the Meeting and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings with no traditional investor presentation, and guests will not be permitted entrance unless legally required.

Rather than attending the Meeting in person, the Company encourages shareholders to access the Meeting via a live conference call webcast that will be available on the Company's website at www.kl.com, and this webcast will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. Shareholders will have the opportunity to ask questions and provide feedback via the live webcast and we encourage shareholders to participate in the Meeting.

The Company reserves the right to take any additional precautionary measures it deems necessary in relation to the Meeting in response to further development in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company's press releases as well as its website at www.kl.com for updated information. The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

MANAGEMENT INFORMATION CIRCULAR	2

INFORMATION REGARDING THE VOTING OF COMMON SHARES

Voting

Voting at the Meeting will be by a show of hands, with each Registered Shareholder (as defined below) and each person representing a Registered Shareholder or Beneficial Shareholder (as defined below) through a proxy (a "Proxyholder") having one vote, unless a poll is required (if the number of Common Shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting or as otherwise required by law or stock exchange requirements) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively. To approve an ordinary resolution proposed at the Meeting, a majority of the votes cast will be required. To approve a special resolution proposed at the Meeting, two-thirds (66 2/3%) of the votes cast will be required.

Quorum

Quorum for the Meeting consists of two persons present in person, each being a shareholder entitled to vote at the Meeting, or a duly appointed proxy or Proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued Common Shares having voting rights at the Meeting.

Registered Shareholders

Only shareholders registered as shareholders in the Company's shareholder register maintained by the Transfer Agent or their duly appointed Proxyholders will be recognized and entitled to make motions or vote at the Meeting.

Every registered holder of Common Shares ("Registered Shareholder") at the close of business on the Record Date is entitled to receive notice of, and to vote their Common Shares at, the Meeting. Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to either:

(i) complete, sign and deliver the enclosed form of proxy c/o Proxy Department, TSX Trust Company, 100 Adelaide St W, Suite 301, Toronto, Ontario, M5H 4H1; or

(ii) complete the proxy by voting online by entering your 12-digit control number at www.voteproxyonline.com.

Please see above regarding Meeting attendance in light of COVID19. The Company encourages all shareholders to vote in advance of the Meeting and adhere to all government and public health recommendations in place at the time of the Meeting.

In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address or voted online not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof. Further instructions with respect to voting by proxy are provided in the form of proxy and below.

Beneficial Shareholders

Shareholders may beneficially own Common Shares through (i) brokers, securities dealers, banks, trust companies, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans, or their respective agents and nominees ("Intermediaries") or (ii) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited or CEDE & Co., the registration name for The Depository Trust Company) of which the Intermediary is a participant ("Beneficial Shareholders"). Beneficial Shareholders will not be recognized, nor may they make motions or vote at the Meeting, except as described below. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.

MANAGEMENT INFORMATION CIRCULAR	3

Additionally, there are two kinds of Beneficial Shareholders: (a) those who object to their name being made known to the issuers of securities which they own, known as Objecting Beneficial Owners ("OBOs"); and (b) those who do not object to their name being made known to the issuers of securities which they own, known as Non-Objecting Beneficial Owners ("NOBOs"). Canadian NOBOs will receive a Voting Instruction Form ("VIF") with a 12-digit control number while the remaining Beneficial Shareholders will receive a VIF with a 16-digit control number.

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders. Intermediaries are required to forward these materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them.

Beneficial Shareholders will be sent a VIF by their Intermediary with the Circular. This form will instruct the Intermediary as to how to vote the Common Shares at the Meeting. If you are a Beneficial Shareholder, it is vital that the VIF provided to you by TSX Trust, your broker, intermediary or its agent is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third-party company (or, if the Beneficial Shareholder has so consented, allows the Company or its Transfer Agent to do so directly) which sends a machine-readable VIF to Beneficial Shareholders and asks the Beneficial Shareholders to return the VIF to them or provide voting instructions to them. The third-party company (or the Company or its Transfer Agent, if it has sent the VIF to the Beneficial Shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

The VIF supplied to a Beneficial Shareholder by its Intermediary or the Company or its Transfer Agent is substantially similar to the form of proxy provided directly to Registered Shareholders; however, it is limited to instructing the Registered Shareholder (that is, the Intermediary) how to vote on behalf of the Beneficial Shareholder.

The Company is sending proxy-related materials directly to Canadian NOBOs in accordance with NI 54-101. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, the Beneficial Shareholder may attend the Meeting as Proxyholder for the Intermediary and indirectly vote the Common Shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their Common Shares as their own Proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If a Beneficial Shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of Common Shares must be communicated, to the third-party company (or the Company or its Transfer Agent) in advance of the Meeting to have the Common Shares voted in accordance with the instructions on that VIF.

MANAGEMENT INFORMATION CIRCULAR	4

Please see above regarding Meeting attendance in light of COVID19. The Company encourages all shareholders to vote in advance of the Meeting and adhere to all government and public health recommendations in place at the time of the Meeting.

Shareholders with questions respecting the voting of Common Shares held through an Intermediary should contact that Intermediary for assistance or contact Kingsdale toll free in North America at 1-877-659-1824 or collect call at 416-867- 2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxyholders

The persons named in the accompanying form of proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting other than the persons named in the form of proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the form of proxy as Proxyholders and insert the name of the shareholder's nominee in the space provided or complete another form of proxy. If you appoint a non- management proxyholder, please ensure that they attend the Meeting for your vote to count. Please see above regarding Meeting attendance in light of COVID19. The Company encourages all shareholders to vote in advance of the Meeting and adhere to all government and public health recommendations in place at the time of the Meeting.

The Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. A shareholder completing the enclosed form of proxy may indicate the manner in which the persons named in the form of proxy are to vote with respect to any matter by marking an 'X' in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the form of proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. If you appoint the Company's Proxyholders and do not indicate your voting instructions, they will vote your Common Shares FOR all of the matters to be acted upon at the Meeting.

The enclosed form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. At the date of this Circular, management of the Company is not aware of any amendments or variations that are to be presented at the Meeting. If, however, any such amendments or variations should properly come before the Meeting, the proxies hereby solicited will be exercised in accordance with the best judgement of the Proxyholders.

To be valid, the form of proxy must be dated and signed by the shareholder or the shareholder's attorney duly authorized in writing. In the case of a corporation, the form of proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Transfer Agent, TSX Trust, in accordance with its instructions and before the time set out in the form of proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting (the "Meeting Chair") in the Meeting Chair's discretion. Beneficial Shareholders must deliver their completed proxies in accordance with the instructions given by the Intermediary that forwarded the form of proxy to them.

MANAGEMENT INFORMATION CIRCULAR	5

Revocation of Proxies

Shareholders have the power to revoke proxies previously given by them. Revocation of proxies by Registered Shareholders can be effected by an instrument in writing (which includes a form of proxy bearing a later date) signed by a shareholder or the shareholder's attorney duly authorized in writing (in the case of a corporation, such instrument must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation) which is either delivered to TSX Trust at 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, Canada any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or deposited with the Meeting Chair prior to the hour of commencement on the day of the Meeting.

A Beneficial Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Q&A ON VOTING

Q: What am I voting on?

A: Holders of Common Shares are voting on the appointment of the Company's auditor, fixing the number of directors to be elected at the Meeting at eight, the election of the directors of the Company, the approval of the Company's long term incentive plan and the approval of the Company's deferred share unit plan, all as further described below under "Business of the Meeting". In addition, holders of Common Shares are voting on a non-binding advisory resolution with respect to the Company's approach to executive compensation.

Q: Who is entitled to vote?

A: Holders of Common Shares at the close of business on May 22, 2020 are entitled to vote at the Meeting. Each Common Share entitles the holder to one vote.

Q: Am I a registered shareholder or a non-registered shareholder?

A: You are a Registered Shareholder if you hold Common Shares registered in your own name. See above "Registered Shareholders" for more information. You are a non-registered or Beneficial Shareholder if you hold Common Shares that are registered in the name of an Intermediary (a bank, trust company, securities dealer or broker, director or administrator of a self-administered RRSP, RRIF, RESP, TFSA or similar plan) or a depository, such as CDS Clearing and Depository Services Inc. See above "Beneficial Shareholders" for more information. Canadian NOBOs will receive a VIF with a 12-digit control number directly from the Company, while the remaining Beneficial Shareholders will receive a VIF with a 16-digit control number from their Intermediary.

Q: If I am a Registered Shareholder and/or a Canadian NOBO, how do I vote?

A: If you are a Registered Shareholder and/or a Canadian NOBO, you may vote in person at the Meeting or you may sign the form of proxy or VIF sent to you, appointing the named persons or some other person you choose, to represent you as a Proxyholder and vote your Common Shares at the Meeting. Whether or not you plan to attend the Meeting in person, you are requested to vote. If you wish to vote by proxy you should complete the form of proxy and return it based on the instructions set out on page 3 above.

MANAGEMENT INFORMATION CIRCULAR	6

Registered Shareholders and Canadian NOBOs can vote in one of the following ways:

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy or VIF and follow the instructions.
Mail

Enter voting instructions, sign the form of proxy or VIF and send your completed form of proxy or VIF to:

TSX Trust Company Attn: Proxy Department

100 Adelaide Street West, Suite 301

Toronto, ON M5H 4H1

Fax	Enter voting instructions, sign the form of proxy or VIF and send your completed form of proxy or VIF to: 416-595-9593
In Person

If you are a Registered Shareholder, you can attend the Meeting and register with the Transfer Agent, TSX Trust, upon your arrival. Do not fill out and return your form of proxy if you intend to vote in person at the Meeting.

If you are a Canadian NOBO and wish to vote in person at the Meeting, insert your name in the space provided on the VIF and return it as set out in the instructions provided to you. Please register with TSX Trust upon your arrival at the Meeting.

Please see above regarding Meeting attendance in light of COVID19. The Company encourages all shareholders to vote in advance of the Meeting and adhere to all government and public health recommendations in place at the time of the Meeting.

Questions?	Call Kingsdale at 1-877- 659-1824 (toll-free within North America) or 416-867- 2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com.

Q: If I am a Beneficial (Canadian OBO or US NOBO/OBO) Shareholder, how do I vote?

A: In accordance with the requirements of applicable securities law, Kirkland Lake Gold will distribute copies of the notice package to the depository and to Intermediaries who in turn distribute to Beneficial Shareholders. Accordingly, included in your package you will have received from your Intermediary a VIF for the number of Common Shares you beneficially own. You should follow the instructions you have received from your Intermediary and contact your Intermediary promptly if you need assistance.

You are not required to attend the Meeting in person; however, you are requested to vote your Common Shares. Kirkland Lake Gold has limited access to the names of its Beneficial Shareholders. If you attend the Meeting, Kirkland Lake Gold may have no record of your shareholdings unless your Intermediary has appointed you as Proxyholder.

MANAGEMENT INFORMATION CIRCULAR	7

Beneficial (Canadian OBO or US NOBO/OBO) Shareholders can vote in one of the following ways:

Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Phone

Canadian OBO Shareholders:

1-800-474-7493 (English) 1-800-474-7501 (French)

US NOBO/OBO Shareholders:

1-800-454-8683

You will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	Canadian OBO Shareholders: Enter voting instructions, sign the VIF and fax your completed form to: 905-507-7793 or 514.281.8911.
In Person

Insert your name in the space provided on the VIF and return it as set out in the instructions provided to you. Please register with TSX Trust upon your arrival at the Meeting.

Please see above regarding Meeting attendance in light of COVID19. The Company encourages all shareholders to vote in advance of the Meeting and adhere to all government and public health recommendations in place at the time of the Meeting.

Questions?	Call Kingsdale at 1-877-659-1824 (toll-free within North America) or 416-867- 2272 (collect call outside North America) or by email at contactus@kingsdaleadvisors.com

Q: Who is soliciting my proxy?

A: Proxies are being solicited by management of Kirkland Lake Gold and the associated costs are borne by the Company. The Company has engaged Kingsdale as strategic shareholder advisor and proxy solicitation agent. Shareholders can contact Kingsdale either by mail at Kingsdale, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com. The solicitation is being done primarily by sending you proxy materials by mail and by posting this Circular on the Company's website at www.kl.gold and under the Company's profile on SEDAR at www.sedar.com.

Q: When is the deadline for me to vote by proxy?

A: Regardless of whether you submit your vote by mail, fax or online, you must submit your vote by no later than 4:30 p.m. (Toronto Time) on Friday, June 26, 2020 or 48 hours (excluding Saturdays, Sundays or holidays) before any adjournment or postponement of the Meeting. Further instructions with respect to voting by proxy are provided in the form of proxy and above. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

MANAGEMENT INFORMATION CIRCULAR	8

Q: Who counts the votes?

A: The Transfer Agent, TSX Trust, counts and tabulates the votes.

Q: If I need to contact TSX Trust, how do I reach them?

A: For general shareholder inquiries you can contact TSX Trust directly by mail at 301 - 100 Adelaide Street West, Toronto ON, M5H 4H1 or by telephone, toll free in North-America at 1-866 600-5869 or by fax at 416-595-9593 or on its website at www.tsxtrust.com.

Q: What happens if the Meeting location, time, or date needs to be changed in light of COVID-19?

A: The Company reserves the right to take any additional precautionary measures it deems necessary in relation to the Meeting in response to further development in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting.

The Company will notify shareholders of the change without sending additional soliciting materials or updating proxy-related materials by:

• issuing a news release announcing the change in the date, time or location;

• filing the news release on SEDAR; and

• informing all the parties involved in the proxy voting infrastructure (such as Intermediaries, transfer agents, and proxy service providers) of the change.

The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format. The Company continues to closely monitor developments around the outbreak of the COVID-19 virus and is taking every precaution to ensure the safety of its people and communities and are committed to keeping its shareholders informed. Please monitor the Company's press releases as well as its website at www.kl.com for updated information.

VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of Common Shares. As at May 22, 2020, the Record Date, the Company had 277,244,914 Common Shares issued and outstanding as fully paid and non-assessable shares, each share carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares of which there were none outstanding as of the Record Date.

Holders of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held. Only those shareholders of record as of the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof.

The Company will prepare a list of shareholders as of the Record Date. Holders of Common Shares named on that list will be entitled to vote the Common Shares then registered in their name at the Meeting (unless prohibited from voting by applicable regulatory authorities on a particular matter to be considered at the Meeting) except to the extent that the holder has transferred ownership of any of the Common Shares after the Record Date and the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the Common Shares, and demands at any time before the Meeting that the transferee's name be included in the list of

MANAGEMENT INFORMATION CIRCULAR	9

persons entitled to vote at the Meeting. In that case the transferee will be entitled to vote their Common Shares at the Meeting or any postponement or adjournment thereof.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than with respect to the election of directors, no (a) director or executive officer of the Company who has held such position at any time since January 1, 2019; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PRINCIPAL HOLDERS

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to the Common Shares.

MANAGEMENT INFORMATION CIRCULAR	10

BUSINESS OF THE MEETING

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018 and the report of the auditor thereon will be tabled at the Meeting but no vote by the shareholders with respect thereto is proposed to be taken. The audited financial statements and the related Management's Discussion and Analysis ("MD&A") were sent to all shareholders who requested them together with the Notice of the Meeting and this Circular. The Company's financial statements and related MD&A for the year ended December 31, 2019 are available under the Company's profile on SEDAR at www.sedar.com as well as on the Company's website at www.kl.gold.

APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint the firm of KPMG LLP, Chartered Professional Accountants, of Toronto, Ontario to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix the auditor's remuneration, subject to approval by the Audit Committee. KPMG LLP was first appointed as the auditor of Kirkland Lake Gold Inc. (with whom the Company combined on November 30, 2016) on March 31, 2010 and as the auditor of the Company on December 8, 2016.

The following table discloses the aggregate fees billed to the Company by its external auditor during the financial year ended December 31, 2019 and financial year ended December 31, 2018:

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2019	$2,312,000	$7,100	Nil	Nil
December 31, 2018	$2,595,000	Nil	$5,200	Nil

Notes:

(1) "Audit Fees" refers to the aggregate fees billed by the Company's external auditor for audit services, including fees incurred in relation to quarterly reviews, procedures in connection with securities filings, and statutory audits.

(2) "Audit-Related Fees" refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under Audit Fees. These reported fees related to compliance of a royalty program, including testing thereof.

(3) "Tax Fees" refers to the aggregate fees billed for the professional services rendered during the year ended December 31, 2019 and 2018, respectively, by the Company's external auditor for tax compliance.

All fees for any services provided by KPMG LLP are subject to pre-approval by the Audit Committee.

For further information with respect to the Company's auditor, please see the Company's Annual Information Form for the year ended December 31, 2019, available under the Company's profile on SEDAR at www.sedar.com as well as on the Company's website at www.kl.gold.

To be effective, the resolution approving the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of shareholders and authorizing the directors to fix the auditor's remuneration, subject to approval by the Audit Committee must be approved by not less than a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

MANAGEMENT INFORMATION CIRCULAR	11

The Board unanimously recommends that shareholders vote in favour of the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of shareholders. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the appointment of KPMG LLP, to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors to fix the auditor's remuneration, subject to approval by the Audit Committee.

FIXING NUMBER OF DIRECTORS

The articles of the Company provide for a minimum of three directors and a maximum of ten directors. The by-laws of the Company provide that the number of directors shall be fixed from time to time by the shareholders of the Company. On February 24, 2020, the Company announced the appointments of Ms. Ingrid Hibbard and Mr. Peter Grosskopf to the Board of Directors. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution fixing the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed, in accordance with the articles and by-laws of the Company, at eight.

To be effective, the resolution fixing the number of directors to be elected at the Meeting at eight must be approved by not less than two thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that shareholders vote in favour of the resolution fixing the number of directors to be elected at the Meeting at eight. Unless otherwise indicated, the persons named in the enclosed form of proxy intend to vote FOR the resolution fixing the number of directors to be elected at the Meeting at eight.

ELECTION OF DIRECTORS

The Board presently consists of eight directors and it is intended that at the Meeting eight directors be elected for the ensuing year. Management does not contemplate that any of the nominees will be unable to serve as a director of the Company, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the next annual meeting of shareholders of the Company, or any adjournment or postponement thereof, unless his or her office is earlier vacated or until his or her successor is elected or appointed.

The Board unanimously recommends that shareholders vote in favour of the election of the eight nominees listed below. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the election of the eight nominees whose names are set forth below.

The Company's by-laws contain an advance notice provision (the "Provision") for nominations of directors by shareholders in certain circumstances. As of the date hereof, the Company has not received notice of any director nominations in connection with this year's Meeting within the time periods prescribed by the Provision. Accordingly, the only persons eligible to be nominated for election to the Board are the below nominees.

Information about each individual to be nominated for election as a director is set out below. This information includes their respective principal occupations or employment, residence, directorships with other reporting issuers, and the number of securities of the Company which each nominee beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. In addition, set out below is the value of securities held by each nominee, based on the closing price of the Company's shares on the TSX as of the Record Date, being $53.92, assuming

MANAGEMENT INFORMATION CIRCULAR	12

a vesting and/or exercise date as of the Record Date and applying a 100% Payout Factor for PSUs (as defined below) held by Mr. Makuch. This information, not being within the direct knowledge of the Company, has been provided by the respective nominee. Also set out below are the attendance records and committee memberships for each nominee based on meetings held during the year ended December 31, 2019.

JONATHAN GILL, P. Eng. INDEPENDENT Ontario, Canada
Director since November 30, 2016 Age: 75

Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia, as well as for other companies involving reviews of such projects as FNX Mining Company's Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Corp. ("Lake Shore Gold") from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario's Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Areas of Expertise		Board Experience Compensation Geology/Technical Project Evaluation	Corporate Governance Mining/Operations Risk Management Executive Management
Principal Occupation		Retired Mining Executive, Director
Other Public Board Directorships		None
Securities Held		Board and Committee Membership	Attendance
DSUs DSU Value	25,613 $1,381,053	Board	8 of 8 (100%)
		Compensation Committee	7 of 7 (100%)
		Technical Committee	4 of 4 (100%)
		Health, Safety, Environment and CSR Committee	4 of 4 (100%)

MANAGEMENT INFORMATION CIRCULAR	13

PETER GROSSKOPF INDEPENDENT Ontario, Canada
Director Since February 24, 2020* Age: 54

Mr. Grosskopf has more than 30 years of experience in the financial services industry. At Sprott Inc., he is responsible for strategy and managing the firm's private resource investment businesses. His career includes a long tenure in investment banking, where he managed many strategic and underwriting transactions for companies in a variety of sectors. Prior to joining Sprott, Mr. Grosskopf was President of Cormark Securities Inc. He has a track record of building and growing successful businesses including Newcrest Capital Inc. (as one of its co- founders) which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf is a CFA® charterholder and earned an Honours Degree in Business Administration and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Areas of Expertise		Capital Markets Financial Expertise	Executive Management Mergers & Acquisition
Principal Occupation		President, CEO and Director, Sprott Inc.
Other Public Board Directorships		Sprott Inc. Alaris Royalty Corp.
Securities Held		Board and Committee Membership	Attendance
DSUs DSU Value	2,196 $118,408	Board	0 of 0 (100%)*
		Audit Committee	0 of 0 (100%)*
		Compensation Committee	0 of 0 (100%)*

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INGRID HIBBARD INDEPENDENT Ontario, Canada
Director Since February 24, 2020* Age: 61

Ms. Hibbard has over 30 years of experience spanning all facets of the mineral resources industry, from early-stage exploration to mine development and production. Ms. Hibbard is currently the President, Chief Executive Officer and director of Pelangio Exploration Inc., a Canadian exploration company with properties in Canada and Ghana. Ms. Hibbard played a founding role in advancing the Detour Lake mine property. She was President of Pelangio-Larder Mines, Limited, which in 1998, acquired the Detour Lake mine property from Placer Dome (CLA) Ltd. under a joint venture with Franco-Nevada Mining Company Limited. Pelangio subsequently sold the Detour Lake assets to Detour Gold Corporation in 2007. Ms. Hibbard remained a director of Detour Gold until 2018. Ms. Hibbard also served on the board of Lake Shore Gold from 2016 to 2018. Ms. Hibbard holds a BA and a LL.B. from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba. Prior to her stewardship of public companies, Ms. Hibbard began her career in mining by practicing corporate and securities law with clients ranging from multi-national mining operators to mineral resource explorers and individual prospectors.

Areas of Expertise		Board Experience Legal Executive Management	Corporate Governance Mergers & Acquisition
Principal Occupation		President, CEO and Director, Pelangio Exploration Inc.
Other Public Board Directorships		Pelangio Exploration Inc.
Securities Held		Board and Committee Membership	Attendance
Common Shares Share Value	22,175 $1,195,676	Board	0 of 0 (100%)*
DSUs DSU Value	2,196 $118,408	Corporate Governance Committee	0 of 0 (100%)*
Options	2,079	Compensation Committee	0 of 0 (100%)*
TOTAL VALUE	$1,314,084

MANAGEMENT INFORMATION CIRCULAR	15

ARNOLD KLASSEN, CPA, CA INDEPENDENT British Columbia, Canada
Director Since November 30, 2016 Age: 68

Mr. Klassen is a Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant and has more than 40 years' experience in accounting, audit, and tax with over 35 years of experience in the mining industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and Chief Financial Officer of LaSalle Exploration Corp., a mineral exploration company listed on the TSX Venture Exchange. Prior to that, Mr. Klassen was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Areas of Expertise		Board Experience Financial Expertise Compensation Executive Management	Corporate Governance Mining/Operations Risk Management Capital Markets
Principal Occupation		Retired Mining Executive, Director
Other Public Board Directorships		GFG Resources Inc.
Securities Held		Board and Committee Membership	Attendance
Common Shares Share Value	15,000 $808,800	Board	8 of 8 (100%)
		Audit Committee (Chair)	4 of 4 (100%)
DSUs DSU Value	22,081 $1,190,607	Compensation Committee	7 of 7 (100%)
		Corporate Governance and Nominating Committee	4 of 4 (100%)
TOTAL VALUE	$1,999,407

MANAGEMENT INFORMATION CIRCULAR	16

ELIZABETH LEWIS-GRAY INDEPENDENT Victoria, Australia
Director Since September 25, 2019* Age: 58

Ms. Lewis-Gray is co-founder, Chair and Managing Director of Gekko Systems Pty Ltd., a technology leader in mineral processing. She established and was Founding Chair and now Patron of CEEC (Coalition for Eco-Efficient Comminution), a not-for- profit with a mission to minimize energy consumption in mining and specifically comminution through the promotion of knowledge and science. At various career stages Ms. Lewis-Gray has served as a member of the Australian Government's Innovation Australia board, Australian Gold Council board, National Precincts board and the Victorian Government's Resources Advisory Council. She is currently Deputy Chair of the Australian Federal Government's Growth Centre for mining, equipment, technology and services (METS Ignited). She holds a Degree in Economics, a Masters of Business Management and a Diploma in Financial Securities. Ms. Lewis-Gray has an honorary doctorate from Federation University, is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia.

Areas of Expertise		Mergers & Acquisition Mining/Operations Enterprise Risk Management				Corporate Social Responsibility Health, Safety and Environment
Principal Occupation		Co-founder, Chair and Managing Director of Gekko Systems
Other Public Board Directorships		None
Securities Held		Board and Committee Membership				Attendance
DSUs	2,178	Board				2 of 2 (100%)*
DSU Value	$117,437	Health, Safety,	Environment	and	CSR	1 of 1 (100%)*
Committee
		Technical Committee				1 of 1 (100%)*

MANAGEMENT INFORMATION CIRCULAR	17

ANTHONY MAKUCH PRESIDENT AND CEO Ontario, Canada
Director Since November 30, 2016 Age: 61

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. Mr. Makuch holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen's University and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch was formerly the President and Chief Executive Officer of Old Kirkland Lake Gold from July to November 2016 and was previously the President and Chief Executive Officer of Lake Shore Gold from 2008 to 2016.

Areas of Expertise		Board Experience ProjectEvaluation Geology/Technical Executive Management	Corporate Governance Mining/Operations Risk Management Capital Markets
Principal Occupation		President and Chief Executive Officer of Kirkland Lake Gold Ltd.
Other Public Board Directorships		Premier Gold Mines Limited Wallbridge Mining Company Limited
Securities Held		Board and Committee Membership	Attendance
Common Shares Share Value	64,843 $3,496,334	Board	8 of 8 (100%)
PSUs PSU Value	85,804 $4,626,551	Health, Safety, Environment and CSR Committee	4 of 4 (100%)
RSUs RSU Value	85,804 $4,626,551	Technical Committee	4 of 4 (100%)
TOTAL VALUE	$12,749,437

MANAGEMENT INFORMATION CIRCULAR	18

BARRY OLSON, MSc. INDEPENDENT Arizona, USA
Director Since November 30, 2016 Age: 66

Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and a Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Goldcorp Inc. and served as its Vice President of Project Development from October 2008 to October 2013. He has over 28 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction, and managing mines in Mexico, Canada, US, Argentina, and Chile.

Areas of Expertise		Board Experience Corporate Social Responsibility Executive Management Mining Operations	Corporate Governance Budgeting Team Building and Leadership Health, Safety and Environment
Principal Occupation		Retired Mining Executive
Other Public Board Directorships		None
Securities Held(1)		Board and Committee Membership	Attendance
Common Shares Share Value	5,650 $304,648	Board	8 of 8 (100%)
DSUs DSU Value	32,170 $1,734,606	Health, Safety, Environment and CSR Committee (Chair)	4 of 4 (100%)
TOTAL VALUE	$2,039,254	Technical Committee	4 of 4 (100%)

MANAGEMENT INFORMATION CIRCULAR	19

JEFF PARR, CPA, CA INDEPENDENT CHAIR Ontario, Canada
Director Since November 30, 2016 Age: 63

Mr. Parr is a Chartered Professional Accountant (CPA, CA 1984) and holds a Masters of Business Administration from McMaster University and a Bachelor of Arts in Economics from the University of Western Ontario. Mr. Parr has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the company's Executive Vice President. He is also a member of the Board and Chair of the Audit Committee of Discovery Metals Corp. Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants and has obtained the ICD.D designation from the Institute of Corporate Directors.

Areas of Expertise		Capital Markets/Corporate Finance Management of Public Issuer Mining/Operations Compensation Mergers & Acquisition	Board Experience Financial Expertise Corporate Governance Risk Management Executive Management
Principal Occupation		Retired Mining Executive
Other Public Board Directorships		Discovery Metals Corp.
Securities Held(1)		Board and Committee Membership	Attendance
Common Shares Share Value	19,790 $1,067,076	Board (Chair)	8 of 8 (100%)
		Audit Committee	4 of 4 (100%)
DSUs DSU Value	35,263 $1,901,380	Compensation Committee	7 of 7 (100%)
		Technical Committee	4 of 4 (100%)
TOTAL VALUE	$2,968,456

As at May 28, 2020 the directors who are standing for re-election as set out above and the executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 127,458 Common Shares, representing approximately 0.04% of the issued and outstanding Common Shares.

Mr. Grosskopf currently sits on one outside public company board in addition to Kirkland Lake Gold. However, Mr. Grosskopf is currently reviewing his directorships and considering the possibility of reducing his outside directorships to no more than one by the end of December 31, 2020.

Corporate Cease Trade Orders

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

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(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

No proposed director of the Company is, as at the date hereof, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No proposed director of the Company has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important in deciding whether to vote for a proposed director.

Majority Voting Policy

The Company has adopted a majority voting policy to provide a meaningful way for shareholders to hold individual directors accountable and to require the Company to closely examine directors that do not have the support of a majority of shareholders, on an annual basis. The policy provides that, in the context of an uncontested election of directors, where a director nominee receives a greater number of votes "withheld" from his or her election than votes "in favour" of his or her election, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Corporate Governance and Nominating Committee will consider the offer of resignation and recommend to the Board whether or not to accept it after considering any stated reasons why shareholders "withheld" votes from the election of that director, the results of the vote and/or the composition of the Board, and any other factors that the committee considers relevant. This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board).

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Following the Meeting, the Company will file under the Company's profile on SEDAR at www.sedar.com a report of voting results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Meeting and issue a press release including the detailed results of the vote for the election of directors.

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION - "SAY ON PAY"

The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. The Company strives to provide clear and concise disclosure regarding its approach to compensation, and to demonstrate how executive compensation is linked to the performance of the Company. A detailed discussion of the Company's approach to executive compensation is disclosed in the "Report on Executive Compensation" set out below.

As part of the Company's dialogue with shareholders about executive compensation, the Company is again providing shareholders with an opportunity to vote on a "say on pay" advisory resolution (the "Say on Pay Resolution") at this year's Meeting to endorse or not endorse the Company's approach to executive compensation. At last year's meeting, approximately 98.96% of the votes cast by shareholders were voted in favour of the Company's approach to executive compensation.

As the vote on the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board; however, the Board, the Compensation Committee and the Corporate Governance and Nominating Committee of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The objectives and principles used in designing and implementing an executive compensation for the Kirkland Lake Gold's Named Executive Officers ("NEOs") are set out under "Report on Executive Compensation" set out below. Shareholders with questions about our executive compensation programs are encouraged to contact John Landmark, Vice President, Human Resources, by email at jlandmark@kl.gold.

The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless otherwise indicated, the persons named in the enclosed form of proxy intend to vote FOR the Say on Pay Resolution.

APPROVAL OF AMENDMENTS TO THE LONG TERM INCENTIVE PLAN

On May 7, 2017, shareholders approved the Company's long term incentive plan (the "Long Term Incentive Plan" or "LTIP") which provides for time-based share unit awards ("RSUs") and performance-based share unit awards ("PSUs", and collectively with RSUs, "Share Units") that may be granted to employees, officers and eligible contractors of the Company and its affiliates. Recipients of RSUs or PSUs are defined as "Participants". A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. A description of the Long Term Incentive Plan is set out in this Circular under "Equity Compensation Plans - Long Term Incentive Plan" below. A copy of the Long Term Incentive Plan has been filed and is available under the Company's profile on SEDAR at www.sedar.com.

Under the current terms of the Long Term Incentive Plan, the maximum number of Common Shares made available for issuance under the LTIP may be determined by the Board from time to time, but in any case, may not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security-based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the LTIP.

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As at May 28, 2020, the Company had 277,244,914 Common Shares issued and outstanding (on a non-diluted basis). Accordingly the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan and all other deferred share units, restricted share units and performance share units of the Company is 5,544,898, being 2% of the number of Common Shares issued and outstanding and the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan and all other security-based compensation arrangements of the Company is 15,248,470, being 5.5% of the number of Common Shares issued and outstanding.

Upon review of the Company's Benchmark Group (as defined herein) and taking into consideration best corporate governance practices with respect to equity based compensation, in May 2020, the Compensation Committee and the Corporate Governance Committee met to consider the appropriate thresholds regarding the maximum number of Common Shares to be issued under all of the Company's equity compensation plans. As a result, on the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, the Board has determined to amend the LTIP (the "LTIP Amendments"), subject to shareholder and stock exchange approval, to provide that the maximum number of Common Shares made available for issuance under the LTIP may not exceed such number of Common Shares as would, when combined with all other Common Shares subject to grants under all security-based compensation arrangements of the Company (including grants under any existing legacy plans), be equal to 2% of the Common Shares then issued and outstanding, subject to adjustments pursuant to the terms of the LTIP, and provided, for greater clarity, that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future will not be factored in the calculation of the foregoing limit. A copy of the Long Term Incentive Plan which has been amended to reflect the proposed LTIP Amendments is attached as Schedule "B" to this Circular and will be available under the Company's profile on SEDAR at www.sedar.com following the Meeting.

If the LTIP Amendments are approved at the Meeting, the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan and all other security-based compensation arrangements of the Company would be 5,544,898, being 2% of the number of Common Shares issued and outstanding. As at May 28, 2020, there were 371,746 RSUs and 357,619 PSUs outstanding under the Long Term Incentive Plan in respect of which up to 1,086,984 Common Shares may be issued (assuming a maximum payout factor of 200% for outstanding PSUs), which represents 0.39% of the Common Shares issued and outstanding. In total, with all currently issued and outstanding Share Units, DSUs (as defined below), performance share units and restricted share units of the Company as at May 28, 2020, and assuming that the LTIP Amendments are approved at the Meeting, up to 1,207,359 Common Shares may be issued (or 0.43% of the Common Shares issued and outstanding), and together with outstanding stock options, up to 1,490,959 Common Shares may be issued (or 0.53% of the Common Shares issued and outstanding), assuming in all cases a maximum payout factor of 200% for outstanding performance share units, which are subject to such payout factor, leaving a total maximum of 4,053,939 Common Shares available for issuance under the LTIP and the Deferred Share Unit Plan (as defined below) if the LTIP Amendments, the DSU Plan Amendments (as defined below) and the related matters are approved at the Meeting. Details of the outstanding Share Units as at May 28, 2020 are provided under "Equity Compensation Plans - Long Term Incentive Plan".

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer's directors and by an issuer's security holders every three years. The LTIP is considered to be a security-based compensation arrangement under the rules of the TSX Company Manual as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding Share Units is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Share Units under the Long Term Incentive Plan until the Company's 2023 annual shareholders' meeting (provided that such meeting is held on or before June 30, 2023). If approval is not obtained at the Meeting, all existing Share Units will continue unaffected and additional Share Units may be granted in the future, but the Company will not be permitted to issue Common Shares to satisfy its obligations on the Entitlement Date of RSUs or PSUs currently outstanding or that may be granted in the future.

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Long Term Incentive Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below ("Long Term Incentive Plan Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the LTIP Amendments and to authorize the allocation of Common Shares for issuance under the Long Term Incentive Plan to satisfy payment obligations for previously granted Share Units at the discretion of the Board.

To be effective, the Long Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The approval of the Long Term Incentive Plan Resolution is key to allow flexibility for the Company in compensating its employees by way of Share Unit grants. Accordingly, the Board unanimously recommends that shareholders vote in favour of the Long Term Incentive Plan Resolution. Unless otherwise indicated, the persons named in the enclosed form of proxy intend to vote FOR the Long Term Incentive Plan Resolution.

The text of the Long Term Incentive Plan Resolution to be submitted to shareholders at the Meeting is set out below:

"BE IT RESOLVED THAT:

(i) the LTIP Amendments, the full details of which are set out in Schedule "B" to this Circular, as approved by the Board, are hereby ratified, confirmed and approved;

(ii) all unallocated Share Units issued under the Long Term Incentive Plan are hereby approved and authorized until the date of the Company's annual shareholders' meeting to be held in 2023 (provided that such meeting is held on or before July 1, 2023);

(iii) any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution; and

(iv) notwithstanding the foregoing approvals, the directors of the Company are hereby authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto without further notice to or approval of the shareholders of the Company."

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APPROVAL OF AMENDMENTS TO THE DSU PLAN

On May 7, 2017, shareholders approved the Company's deferred share unit plan (the "Deferred Share Unit Plan" or "DSU Plan") that provides for deferred share unit awards ("DSUs") that may be granted to non-employee directors of the Company. Recipients of DSUs are defined as "Participants". A description of the DSU Plan is set out in this Circular under "Equity Compensation Plans - Deferred Share Unit Plan". A copy of the Deferred Share Unit Plan is available under the Company's profile on SEDAR at www.sedar.com.

Under the current terms of the DSU Plan, the maximum number of Common Shares made available for issuance under the DSU Plan may be determined by the Board from time to time, but in any case, may not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security-based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the DSU Plan, and provided, for greater clarity, that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future will not be factored in the calculation of the foregoing limits.

As at May 28, 2020, the Company had 277,244,914 Common Shares issued and outstanding (on a non-diluted basis). Accordingly the maximum number of Common Shares available for issuance pursuant to the DSU Plan and all other deferred share units, restricted share units and performance share units of the Company is 5,544,898, being 2% of the number of Common Shares issued and outstanding and the maximum number of Common Shares available for issuance pursuant to the DSU Plan and all other security-based compensation arrangements of the Company is 15,248,470, being 5.5% of the number of Common Shares issued and outstanding.

Upon review of the Company's Benchmark Group (as defined herein) and taking into consideration best corporate governance practices with respect to equity based compensation, in May 2020, the Compensation Committee and the Corporate Governance Committee met to consider the appropriate thresholds regarding the maximum number of Common Shares to be issued under all of the Company's equity compensation plans. As a result, on the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, the Board has determined to amend the DSU Plan (the "DSU Plan Amendments"), subject to shareholder and stock exchange approval, to provide that the the maximum number of Common Shares made available for issuance under the DSU Plan may not exceed such number of Common Shares as would, when combined with all other Common Shares subject to grants under all security- based compensation arrangements of the Company (including grants under any existing legacy plans), be equal to 2% of the Common Shares then issued and outstanding, subject to adjustments pursuant to the terms of the DSU Plan, and provided, for greater clarity, that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future will not be factored in the calculation of the foregoing limit. A copy of the DSU Plan which has been amended to reflect the proposed DSU Plan Amendments is attached as Schedule "C" to this Circular and will be available under the Company's profile on SEDAR at www.sedar.com following the Meeting.

If the DSU Plan Amendments are approved at the Meeting, the maximum number of Common Shares available for issuance pursuant to the Deferred Share Unit Plan and all other security-based compensation arrangements of the Company would be 5,544,898, being 2% of the number of Common Shares issued and outstanding. As at May 28, 2020, there were 120,375 DSUs outstanding under the DSU Plan in respect of which up to 120,375 Common Shares may be issued which represents 0.04% of the Common Shares issued and outstanding. In total, with all currently issued and outstanding DSUs, Share Units, performance share units and restricted share units of the Company as at May 28, 2020, and assuming that the DSU Plan Amendments are approved at the Meeting, up to 1,207,359 Common Shares may be issued (or 0.4% of the Common Shares issued and outstanding), and with outstanding stock options, up to 1,490,959 Common Shares may be issued (or 0.53% of the Common Shares issued and outstanding), assuming in all cases a maximum payout factor of 200% for outstanding performance share units, which are subject to such payout factor, leaving a total maximum of 4,053,939 Common Shares available for issuance under the LTIP and the Deferred Share Unit Plan if the DSU Plan Amendments, LTIP Amendments and related matters are approved at the Meeting. Details of the outstanding DSUs as at May 28, 2020 are provided under "Equity Compensation Plans - Long Term Incentive Plan".

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Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer's directors and by an issuer's security holders every three years. The DSU Plan is considered to be a security-based compensation arrangement under the rules of the TSX Company Manual as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding DSUs is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. Accordingly, in order to permit the issuance of Common Shares in satisfaction of outstanding DSUs and those that may be granted in the future, the Company must seek shareholder approval at the Meeting for the DSU Plan and authorization for the allocation of Common Shares for issuance to satisfy such DSUs. If approval is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated DSUs under the DSU Plan until the Company's 2023 annual shareholders' meeting (provided that such meeting is held on or before June 30, 2023). If approval is not obtained at the Meeting, all existing DSUs will continue unaffected and additional DSUs may be granted in the future, but the Company will not be permitted to issue its Common Shares to satisfy its obligations under outstanding DSUs or DSUs that may be granted in the future.

Deferred Share Unit Plan Approval Resolution

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution in the form set out below ("DSU Plan Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, to approve the DSU Plan Amendments and to authorize the allocation of Common Shares for issuance under the DSU Plan to satisfy payment obligations for previously granted DSUs and future granted DSUs at the discretion of the Board.

To be effective, the Long Term Incentive Plan Resolution must be approved by not less than a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The approval of the DSU Plan Resolution is key to allow flexibility for the Company in compensating its non-employee directors by way of DSU grants in lieu of cash remuneration. Accordingly, the Board unanimously recommends that shareholders vote in favour of the DSU Plan Resolution. Unless otherwise indicated, the persons named in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution.

The text of the DSU Plan Resolution to be submitted to shareholders at the Meeting is set out below:

"BE IT RESOLVED THAT:

(i) the DSU Plan Amendments, the full details of which are set out in Schedule "C" to this Circular, as approved by the Board, are hereby ratified, confirmed and approved;

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(ii) all unallocated DSUs issued under the Deferred Share Unit Plan are hereby approved and authorized until the date of the Company's annual shareholders' meeting to be held in 2023 (provided that such meeting is held on or before June 30, 2023);

(iii) any director or officer of the Company is authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to give effect to this resolution; and

(iv) notwithstanding the foregoing approvals, the directors of the Company are hereby authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto without further notice to or approval of the shareholders of the Company."

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance for the effective management of the Company and to the protection of its stakeholders, particularly shareholders. The Company's approach to issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as otherwise may be required. The directors are kept informed regarding the Company's operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. The frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces.

The Company believes that its corporate governance practices are in compliance with applicable Canadian guidelines including National Policy 58-201 - Corporate Governance Guidelines. The Company has considered the applicable requirements and believes that its approach is appropriate and works effectively for the Company and its shareholders. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company's corporate governance practices, which has been prepared by the Corporate Governance and Nominating Committee and has been approved by the Board.

THE BOARD OF DIRECTORS

The Board is currently comprised of eight directors, seven of whom are "independent" directors in accordance with National Instrument 52-110 - Audit Committees. Mr. Makuch, the President and Chief Executive Officer of the Company, is not considered independent. See "Election of Directors" above.

As disclosed in the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, the Company has entered into a contractual relationship with wholly-owned subsidiaries of Gekko Systems Pty Ltd., of which Ms. Elizabeth Lewis-Gray is a co-founder, Chair and Managing Director. The nominal total expenses incurred by the Company during the year ended December 31, 2019 was approximately $61,000, which represents less than 1% of the Company's consolidated gross revenue for the year ended December 31, 2019 and less than 5% of the gross revenue of Gekko Systems Pty Ltd. for the year ended December 31, 2019. Accordingly, notwithstanding the transactional relationship between the Company and Gekko Systems Pty Ltd., the Board has determined that Ms. Lewis-Gray does not have a "material relationship" with the Company and is "independent" in accordance with National Instrument 52-110 - Audit Committees.

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The Board discharges its responsibility to supervise the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company's systems of corporate governance, financial reporting and internal controls to ensure that the Company reports adequate and fair information to shareholders while adhering to the Company's Code of Conduct and Ethics. The Board has adopted a formal mandate setting out the roles and responsibilities of the Board, a copy of which is attached as Schedule "A" to this Circular.

The Independence of the Board

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

  there are no members of management on the Board other than the President and Chief Executive Officer;

  members of management, including without limitation the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board, unless required;

  each of the Audit Committee, Corporate Governance and Nominating Committee and the Compensation Committee are comprised solely of independent directors;

  under the by-laws of the Company, any two directors may call a meeting of the Board;

  the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

  in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate; and

  the Board’s policy is to hold “in camera” meetings with the independent directors at the end of each Board or committee meeting.

Director Conflicts of Interest

In addition, to the corporate governance policies set out below, the Board requires all directors to comply with the conflict of interest provisions of governing corporate legislation and relevant securities legislation, regulatory instruments and TSX policies which require that interested directors disclose any conflict of interest and recuse themselves from the consideration of, and voting on, matters which require directors to exercise independent judgement when consideration transactions and agreements in respect of which any director has any interest.

POSITION DESCRIPTIONS

The Board has adopted written position descriptions setting out the duties and responsibilities of each of the Company's Chief Executive Officer, the Chair of the Board, and the Chairs of each Board committee.

Position descriptions are reviewed by the Board from time to time. Copies of these position descriptions can be found on the Company's website at www.kl.gold.

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Chairman

Mr. Parr is the current independent Chair of the Board. The Chair is primarily responsible for presiding over all meetings of the directors and shareholders of the Company, assisting the Board, Board committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities and overseeing all aspects of the Board and Board committee functions to ensure compliance with the Company's corporate governance practices. The primary function of the Chair is to oversee the operations of the Board and to provide leadership to the Board while enhancing its overall effectiveness. As the Chair is independent, an independent Lead Director is not required. See below under "Nomination of Directors".

Committee Chair

The primary responsibility of the Chair of each committee of the Board is to provide oversight and leadership to the respective committee with a view to enhancing the overall efficacy of the committee. Each committee Chair plays an integral role in the fulfillment of the committee's duties as set out in the mandate of the applicable committee and the management of the committee process.

Chief Executive Officer

The Chief Executive Officer ("CEO") of the Company has responsibility for directing the overall affairs of the Company, providing leadership to management and providing vision for future growth opportunities to enhance the Company's long-term objectives, plans and policies. Among other things, the CEO is responsible for: (i) acting as leader of an effective and cohesive management team for the Company; (ii) leading the Company in defining its vision; (iii) acting as the main spokesperson for the Company; (iv) bearing chief responsibility in ensuring the Company meets its short‐term operational and long‐term strategic goals; and (v) setting the tone for the Company by exemplifying consistent values of high ethical standards and fairness. The CEO works with and is accountable to the Board with due regard to the Board's requirement to be informed and to be independent.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, has the responsibilities described below under "Board Committees - Corporate Governance and Nominating Committee", including identifying, recruiting and considering new candidates for nomination for election as directors and reviewing the qualifications of new candidates proposed by other members of the Board. Any new appointees or nominees to the Board must possess proven expertise in general business management, special knowledge in areas of strategic interest to the Company and the ability to devote the time required of a director.

Following the completion of the Detour Arrangement (as defined below) in January 2020, the Corporate Governance and Nominating Committee commenced a review of the composition of the Board to determine whether the size of the Board should be increased and, where appropriate, to consider the nomination of additional suitable candidates to the Board. In particular, the Corporate Governance and Nominating Committee considered the various skills sets and expertise of the existing Board members, length of tenure and the diversity of the Board in making its deliberations. Following this review, the Corporate Governance Committee determined that both Ms. Hibbard and Mr. Grosskopf would bring the required expertise and each a unique perspective to supplement the existing strengths of the Board. As a result of this review, the Corporate Governance and Nominating Committee recommended that the Board approve the appointments and on February 24, 2020, Ms. Hibbard and Mr. Grosskopf were appointed to the Board.

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The names of the Company's current proposed directors, together with their municipality and country of residence, year first elected as director, principal occupation, other directorships and committee membership are set out above under "Business of the Meeting - Election of Directors". Also indicated for each proposed director is the number of securities of the Company beneficially owned, directly or indirectly, by the proposed director or over which the proposed director exercises control or direction, directly or indirectly, including the value of such securities, as of the date hereof. All directors are on track to satisfy the minimum equity ownership requirements. See "Minimum Equity Ownership Requirements" set out below.

MAJORITY VOTING POLICY

The Board has adopted a majority voting policy which requires that, in an uncontested election of directors, any nominee who receives a greater number of "withheld" votes than "for" votes must tender their resignation to the Chair of the Board promptly following the relevant meeting. The Corporate Governance and Nominating Committee will consider the proposed resignation in light of all relevant circumstances and make a recommendation to the Board. The Board will determine whether to accept or reject any such resignation within 90 days following such meeting and press release its decision immediately and absent exceptional circumstances, will accept the resignation. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision and copy of such news release will be provided to the TSX. A copy of this policy can be found on the Company's website at www.kl.gold.

At the annual and special meeting of shareholders of the Company held on May 7, 2019, each director nominee was elected with overwhelming approval as set out below.

Name of Nominee	% Votes cast FOR	% Votes WITHHELD
Jonathan Gill	99.869%	0.131%
Arnold Klassen	95.712%	4.288%
Pamela Klessig	99.699%	0.301%
Anthony Makuch	96.861%	3.139%
Barry Olson	99.533%	0.467%
Jeffrey Parr	99.928%	0.072%
Raymond Threlkeld	92.273%	7.727%

DIVERSITY

The Board and Corporate Governance and Nominating Committee believe that diversity and inclusion provide a depth of perspective and enhances the overall operation of both the Board and the Company generally. The Corporate Governance and Nominating Committee regularly reviews the composition of the Board and when applicable, considers qualified candidates who are best able to meet the skills matrix developed for the Board. The Corporate Governance and Nominating Committee takes into consideration the overall knowledge, experience, skills, expertise and diversity of the Board as a whole. The Company currently has eight directors, two of whom are women, representing 25% of the current Board members.

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The Board has adopted a written Board Diversity Policy which seeks to increase diversity at the Board level, including gender diversity. The Board Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity and the diversity of the Board members in reviewing Board composition and assessing effectiveness. It provides for an annual review of Board diversity as a whole and the level of representation of women on the Board as well as a review of any diversity initiatives established by the Board and progress in achieving them. During 2019, the Company did not adopt specific targets or quotas in relation to the Board Diversity Policy. This was due primarily to the decision not to increase the size or composition of the Board in 2019, prior to the completion of the Detour Arrangement. The Corporate Governance and Nominating Committee will review the Board Diversity Policy on an annual basis to consider whether the adoption of certain targets in relation to diversity at the Board level should be adopted.

In early 2020, following the completion of the Detour Arrangement, the Corporate Governance and Nominating met to consider whether additional Board candidates should be considered and whether the size of the Board should be increased in connection with any potential additional nominations for 2020. It was determined that in connection with the retirement of Mr. Threlkeld and Ms. Klessig from the Board, the Corporate Governance and Nominating Committee would commence the process to review potential suitable candidates for nomination to the Board and consider the appropriate size of the Board during this process. In assessing suitable candidates, the Corporate Governance and Nominating Committee took into consideration the current composition of the Board and determined it was appropriate to take steps to ensure sufficient female representation on the Board and actively sought candidates that would increase gender diversity on the Board. As a result of this process, both Ms. Hibbard and Mr. Grosskopf were appointed to the Board effective as of February 24, 2020. While female representative is regularly considered when seeking to add additional members to the Board, the Board considers diversity as a whole when deliberating on potential suitable Board candidates.

The Company believes that equality and a commitment to diversity extends beyond the boardroom. Gender diversity promotes the inclusion of various ideas and perspectives which ultimately ensures that the Company is benefiting from the best available talent. With respect to its workforce, the Company considers it an equal opportunity employer and applies equal opportunity principles in compliance with applicable national and local requirements governing recruitment, employment and equal opportunities. The Company ensures that all job specifications, advertisements, application forms and contracts are gender neutral and non-discriminatory. Further, the Company applies its equal opportunity principles when recruiting and selecting staff; establishing employment terms and conditions; providing employee training; upholding the right of all employees to work in a supportive environment and providing opportunities to gain skills and develop competencies that enable them to pursue a fulfilling career; ensuring discriminatory practices or harassment is not tolerated and that any reported instances are formally investigated with appropriate disciplinary action taken; and expecting all employees, as a condition of employment, to contribute to a discrimination and harassment free work environment.

Currently the senior management team of the Company is comprised of two women, the Vice President, Technical Services and the Vice President, Legal and Corporate Secretary, representing 15% of the senior management team consisting of 13 senior executives. Senior management does consider the representation of women in executive officer positions when making appointments, however, the Company has not adopted specific targets or quotas with respect to women in executive roles. Similar to the Board nomination process, candidate recruitment, hiring and promotion takes into consideration a wide variety of factors, including merit, skill sets, background and length of tenure in current role to ensure highly qualified individuals are hired and promoted within the organization. In doing so gender diversity, albeit important in the decision making process, is but one factor in the decision making process that aims to hire and promote talented individuals with diverse backgrounds, experiences and perspectives.

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A women's leadership group comprised of senior human resources management and representatives of the Company's Canadian workforce has been established to facilitate and encourage initiatives to attract and retain women at its operations located in Canada and promote mentorship and knowledge transfer from senior employees. Currently, women represent approximately 9% of the Company's Canadian workforce.

Similarly, a women's leadership group comprised of senior management and representatives of the Company's Australian workforce has been established. For the year ended December 31, 2019, the Workplace Gender Equality Agency of the Australian Government produced a public report summarizing workplace gender diversity of the Company's Australian workforce. In summary, for 2019, six out of 36 managers at the Company's Australian operations were women and 86 out of 615 nonMANAGErs were women. Accordingly, women represented 16.6% of the Company's management team in Australia and 13.9% of the Company's nonMANAGEr workforce. A copy of the report and its summary of findings can be found on the Company's website at www.kl.gold.

During 2020, the executive management team will conduct a review of workplace demographics with a view to increase overall diversity within the workforce, including particular emphasis being placed on increasing the representation of women, visible minorities and Indigenous People.

ENVIRONMENT AND CORPORATE SOCIAL RESPONSIBILITY

Protecting the environment and maintaining a social license with the communities where the Company operates is integral to the success of the Company. The Company's approach to social and environmental policies is guided by both the legal guidelines in the jurisdictions in which the Company operates, as well as by a combination of Company-specific policies and standards with a commitment to best practice management.

As set out in the Company's sustainability report for the year ended December 31, 2018, which is available on the Company's website at www.kl.gold, Kirkland Lake Gold firmly believes that a social license is not a permit or a designation and is not a process or a procedure. Rather, a social license is an understanding between the Company and its stakeholders that the Company will commit to operating responsibly and in a way that supports the sustainability and future success of the Company's business. In 2019, the Company made significant progress advancing its efforts focused on sustainability, with various initiatives and investments made to further these efforts. The Company is working toward finalizing its sustainability report for the year ended December 31, 2019, which is expected to be published later this year.

Kirkland Lake Gold strives to uphold stakeholder expectations for the Company to act ethically and responsibly from exploration through to mine closure, and to be transparent and accountable for its conduct. Operating its mines responsibly and following good governance practices not only provides benefits for Kirkland Lake Gold but also the local communities and the broader province, state, territory and nation. Responsible mining increases prosperity for all stakeholders, including governments, investors, employees, supply chain partners, communities and contractors; it provides jobs and builds skills; and through partnerships with governments and other actors, it facilitates investment in infrastructure and public services. Understanding that the Company's operations have these direct, indirect, and induced benefits, the Company pays careful attention to the value of local suppliers. In addition, the Company appreciates the induced benefits resulting from sponsorships and donations to various local charitable and not-for-profit organizations in the jurisdictions in which the Company operates.

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In 2019, Kirkland Lake Gold's Canadian operations spent 62% of the Company's total spend within Northern Ontario and the Company's Fosterville Mine spent 53% of the total spend in the Bendigo and Victoria area. With the majority of operational spends being divested in the communities in which the Company operates, this is a testament to Kirkland Lake Gold's commitment to procuring goods and services from local businesses and suppliers as much as possible.

By conducting the Company's business responsibly, Kirkland Lake Gold aims to contribute to the delivery of the Sustainable Development Goals developed by the United Nations. Responsible gold mining involves the careful management of risks; but it should also be about the realization of opportunities for those whose lives the Company impacts. Kirkland Lake Gold supports, and is enhancing its systems to further address, internationally recognized normative standards, including the International Bill of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the Principles of the United Nations Global Compact, the United Nations Declaration on the Rights of Indigenous Peoples, the Organisation for Economic Co-operation and Development's ("OECD") Guidelines for Multinational Enterprises, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Gold Supplement of the OECD Due Diligence Guidance for Responsible Sourcing of Minerals from Conflict-Affected and High-Risk Areas, the OECD Due Diligence Guidance for Responsible Business Conduct, the Extractive Industries Transparency Initiative, the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals' Performance Expectations.

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Kirkland Lake Gold's approach to environmental, social and governance ("ESG") matters continues to develop and evolve in line with the expectations and demands of its stakeholders and the communities in which it operates. In 2019, the Company's executive and senior management dedicated a significant amount of time and effort to assessing the Company's current condition and where it needs to evolve and develop further in the coming years. The Company strives to be a leader in this area. The Board receives regular updates on planning and significant ESG matters on at least a quarterly basis, with additional updates as required throughout the year.

In 2018, the Company joined the World Gold Council ("WGC"), which encourages its members to follow internationally accepted standards across a range of subjects. In 2019, the WGC launched the Responsible Gold Mining Principles ("RGMPs"), a new framework that sets clear expectations for consumers, investors and the downstream gold supply chain as to what constitutes responsible gold mining. The WGC set forth the principles that it believes addresses key ESG concerns for the gold mining sector. Kirkland Lake Gold was among the broad range of 200 organizations and experts who participated in the vigorous consultations that led to the creation of the framework. As a member of the WGC, Kirkland Lake Gold has committed to implementing the RGMPs and completing an external verification within three years. The Company's commitment is embodied in the Responsible Gold Mining Declaration set out by the WGC based on the following ten principles:

We believe that responsibly undertaken, gold mining plays an important role in supporting sustainable development. The Responsible Gold Mining Principles provide a guide for stakeholders to what we believe are the key elements of responsible gold mining across the mine life cycle.

Governance

1 Ethical conduct: we will conduct our business with integrity including absolute opposition to corruption.

2 Understanding our impacts: we will engage with our stakeholders and implement management systems so as to ensure that we understand and manage our impacts, realize opportunities and provide redress where needed.

3 Supply chain: we will require that our suppliers conduct their businesses ethically and responsibly as a condition of doing business with us.

Social

4 Safety and health: we will protect and promote the safety and occupational health of our workforce (employees and contractors) above all other priorities and will empower them to speak up if they encounter unsafe working conditions.

5 Human rights and conflict: we will respect the human rights of our workforce, affected communities and all those people with whom we interact.

6 Labour rights: we will ensure that our operations are places where employees and contractors are treated with respect and are free from discrimination or abusive labour practices.

7 Working with communities: we aim to contribute to the socio-economic advancement of communities associated with our operations and to treat them with dignity and respect.

Environment

8 Environmental stewardship: we will ensure that environmental responsibility is at the core of how we work.

9 Biodiversity, land use and mine closure: we will work to ensure that fragile ecosystems, critical habitats and endangered species are protected from damage and we will plan for responsible mine closure.

10 Water, energy and climate change: we will improve the efficiency of our use of water and energy, recognizing that the impacts of climate change and water constraints may increasingly become a threat to the locations where we work and a risk to our license to operate.

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In 2019, the Company completed a gap analysis to identify subject matters within the RGMPs not covered by Kirkland Lake Gold's existing policies and standards. Kirkland Lake Gold also undertook comprehensive research on ESG industry best practices to help inform the ongoing consolidation and enhancement of ESG policies, standards, programs, and site-level implementation to reflect local circumstances.

Corporate Social Responsibility

The Company has developed a Social Responsibility Policy, which sets forth the following key commitments: (a) to meet or exceed all applicable laws and regulations; (b) to acknowledge all cultural and other human rights relevant to the Company's operations and ensure that all levels of the workforce understand and respect these rights; (c) to act ethically and respectfully regarding Indigenous rights, cultural beliefs and aspirations; (d) to engage stakeholders with respect to their concerns and values regarding development, operational and closure aspects of mineral projects; (e) to communicate openly and honestly with respect to the Company's performance in a timely manner; and (f) to integrate social considerations into aspects of the Company's business decisions and activities. To fulfil this commitment to social responsibility matters, the Company continuously reviews its objectives and targets in order to identify and manage social impacts, risks and opportunities.

In response to the gap analysis review conducted in 2019, the Company adopted and implemented a human rights policy (the "Human Rights Policy") declaring its respect for rights, cultures, customs and values of the communities living near the Company's operations, employees, and those impacted by the Company's actions. The Human Rights Policy affirms the Company's commitment to respecting the International Bill of Rights (which includes the Universal Declaration of Human Rights) and the International Labor Organisation's Declaration of Fundamental Principles and Rights at Work. It also outlines support of the United Nations Declaration of the Rights of Indigenous Peoples. Finally, the Human Rights Policy sets forth Kirkland Lake Gold's position against human rights violations, including the use of child labour and modern slavery, and any iteration of forced labour.

Further, in 2020 the Company implemented a Supplier Code of Conduct to ensure that contractors and suppliers that work at the Company's sites, or on the Company's behalf, have the ethical and business imperative to comply with the Company's stated values and commitments. The Supplier Code of Conduct requires compliance with the principles outlined in all of the Company's policies, including the Code of Conduct and Ethics and the Human Rights Policy. The Supplier Code of Conduct necessitates that the Company's contractors meet or exceed all environmental laws while working at the Company's sites and also employ and source goods and services from local and Indigenous communities.

Among the Company's core values is to make a positive and lasting impact by contributing to the sustainability and prosperity of the communities in which it operates. To promote the participation of local workforce and suppliers at the Company's sites, the Company has included commitments in its bid evaluation criteria to encourage contractors to employ and train locally, as well as engage local businesses.

In 2019, the Company developed an Indigenous Communities & Stakeholder Standard (the "ICS Standard"), which details a process for consulting and engaging individuals and groups that have the potential to impact or to be impacted by the Company's business activities. The ICS Standard provides a framework for each of the Company's operations to develop and maintain relationships based on open and honest communication. In recognizing the rights, culture, history and aspirations of Indigenous Peoples, the ICS Standard prescribes specific requirements for Indigenous engagement. The methodology detailed in the ICS Standard will ensure that Company personnel engaging with Indigenous groups, communities and stakeholders are knowledgeable of regulatory requirements, local cultures and the regional, legal and contractual landscapes. The ICS Standard sets consistent requirements for research, comprehensive planning and design of engagement plans, detailed tracking and reporting, and measuring performance for continuous improvement.

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The Company regularly engages with community stakeholders with a view to incorporating their values and concerns into the Company's business activities, including through formal and informal communication and feedback sessions, community partnerships, site visits and tours, sponsorships and community investments. Kirkland Lake Gold is committed to responding to feedback and concerns raised by the Company's stakeholders. To ensure a consistent approach, in 2019, the Company introduced a Grievance Standard aligned with the RGMPs. The Grievance Standard ensures that complaints related to Company activities can be raised in good faith, without fear of discrimination and retaliation, and that they will be resolved through a structured methodology that is fair, accessible, effective and timely. The Grievance Standard includes provisions to ensure that complaints and grievances are tracked and addressed, and the process is monitored for effectiveness and continuous improvement.

Kirkland Lake Gold regularly engages with local Indigenous communities and is party to several agreements and partnerships with Indigenous groups, intended to help foster meaningful and mutually beneficial relationships and to ensure that the Company's operations are respectful of Indigenous rights, cultural beliefs and aspirations. All of these agreements outline mutual commitments and responsibilities, including a collaborative process for consultation on environmental matters, employment opportunities, business participation and financial benefits.

Improving Local Communities

The Company continues to invest in social, educational, environmental and recreational programs that benefit local communities. Kirkland Lake Gold generally looks to support projects that provide benefit to a significant number of community members or meaningful groups within the communities where the Company operates. A portion of the funding goes towards initiatives that encourage active, healthy lifestyles. Kirkland Lake Gold also sponsors groups, events and facilities to build relationships and have a positive impact on the communities surrounding the Company's operations. The Company's community investment budget is flexible from year to year, based on community needs and requests. In 2019, Kirkland Lake Gold donated approximately US$1,000,000 locally to various charitable and not-for- profit organizations. In January 2020, the Company donated A$1,000,000 towards support relief and recovery efforts for the Australian forest fires.

More recently, as a result of the challenges which continue to face global communities as a result of the COVID-19 pandemic, in May 2020, the Company announced its commitment to provide US$20,000,000 in available funding over the next 12 months to assist those who are the most vulnerable to health, social and economic impacts of COVID-19. Kirkland Lake Gold will focus its aid efforts to provide assistance to those medical, social and community organizations in the areas of Canada and Australia where the Company operates. This funding will provide support to local health units and facilities, food banks, municipal services and other essential social support groups that may encounter difficulties due to slowing economies and reduced funding as a result of COVID-19.

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Environment

The Company has adopted and maintains its Environmental Policy, which sets forth the following key commitments: (a) to meet or exceed all applicable laws and regulations; (b) to develop and maintain a comprehensive and effective Environmental Management System; (c) to integrate environmental, social, cultural and economic considerations; (d) to foster mutually beneficial environmental partnerships with our communities; (e) to conduct business in a manner that minimizes potential environmental impacts; (f) to seek continuous improvement in the management and use of records in environmentally sustainable exploration, mining, processing, waste management and rehabilitation; (g) to communicate openly and honestly with respect to the Company's performance in a timely manner; and (h) to provide for the reclamation and rehabilitation of areas affected by the Company's operations. To fulfil this commitment to environmental matters, the Company continuously evaluates environmental risks and takes appropriate action to mitigate such risks and effectively communicates its Environmental Policy with the Company's employees, contractors, suppliers and stakeholders.

The Company has taken steps to improve its greenhouse gas reporting and disclosure. The Macassa Mine continues to be a leader as one of the lowest greenhouse gas intensive gold mines in the world, and as part of Kirkland Lake Gold's continuous improvement process, the Company is looking for ways to reduce the greenhouse gas intensity at its other sites. Initiatives have been implemented to improve fuel and energy tracking with the goal that better information will lead to better energy and fuel management.

Since late 2019, Kirkland Lake Gold has been developing a Company-wide continuous air quality monitoring program, similar to the success the Company experienced at the Fosterville Mine. The units simultaneously monitor fine and heavy particulates (PM2.5 and PM10) to investigate the increase in high volume dust exceedances during the year. With the new monitoring program in place, the operation is able to immediately investigate any spikes in dust levels, determine if they are related to the Company's operating activities and quickly take any necessary corrective actions. The Company has also applied a dust suppressant to a paved tailings area to limit any fine particles of dust becoming airborne during periods of high winds. A similar suppressant was added to a hydro seeding mix and applied to an historic tailings area to reduce the surface area exposed to erosion and to promote vegetation coverage and growth.

In 2019, Kirkland Lake Gold implemented a more rigorous Dam Safety Inspection program for all of its active and legacy dams to ensure that the Company minimizes risks related to tailings dams. The Company also participated in the Investor Mining & Tailings Safety Initiative, led by the Church of England Pensions Board and the Swedish Council of Ethics of the AP Funds, providing detailed public disclosure to the Global Independent Tailings Database, and contributing input on the development of a new Global Standard in Tailings Management.

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Progressive rehabilitation is an ongoing focus for all of the Company's properties. Each year, an allocated budget is put towards rehabilitating the lands in and around the Company's properties. At the Fosterville Mine, Kirkland Lake Gold is undertaking a biosolids trial on a rehabilitated in-pit tailings facility to assess whether biosolids could support the growth of pasture and other plants. The current trial covers over three hectares, and the area has been seeded with selected species in conjunction with community and other representatives that sit on the mine's Environmental Review Committee. Monitoring is now underway to assess the success and rate of plant growth and determine whether biosolids are safe and suitable for future agricultural use and rehabilitation purposes.

The Company's goal is to minimize any potential water-related impacts from its operations and to ensure its activities do not compromise any shared use of water with the Company's local communities. Water is reclaimed as much as possible for secondary uses on site. Investments into upgrading water treatment were also a priority in 2019. At the Fosterville Mine, the Company recently commissioned a reverse osmosis water treatment plant. At the Macassa Mine, in 2019 and 2020, the Company conducted, and is continuing to conduct, a pilot plant test using Moving Bed Biofilm Reactor technology to demonstrate the removal efficiency of both cyanide and nitrogen compounds from the mine's effluent water and to reduce effluent aquatic toxicity. The pilot tests are showing significant promise as a method to manage cyanide and nitrates. As a result, the Company conducted a trade-off feasibility study for the design and construction of a full-scale plant for the operation.

Following the extensive work undertaken by management in 2019, the Company is pleased to announce that Mohammed Ali, the Company's Vice President, Environment has been awarded the Excellence in Sustainable Development award for 2020 from the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Ali sits on various committees, including the Ontario Mining Association, the Green Mining Initiative, the Canadian Institute of Mining, Canada Mining Innovation Council and chairs various mining, environment and sustainability conferences in Canada and globally. He is currently the Chair of the Environment Committee for the Ontario Mining Association.

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BOARD MANDATE

Each director of the Board is elected by the shareholders on an annual basis at the Company's annual general meeting. Directors are deemed to have resigned from the Board on the date of the annual general meeting in each respective year. The Board has the authority to exercise all powers of the Company that are required by the Business Corporations Act (Ontario) (the "OBCA") or the articles of the Company. The Board is responsible for, among other things:

  the oversight and review of the overall strategic planning process of the Company, including long-term strategies on operations, annual operating and capital plans, and consideration of short-term business opportunities;

  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

  supervision of management, succession planning, including appointing, counselling and monitoring senior management;

  the oversight and review of a communications policy for the Company to facilitate communications with regulators, exchanges and stakeholders;

  the oversight and review of the integrity of the Company’s internal control and management information systems and its financial reporting;

  approving all significant policies and procedures and monitor compliance and to take reasonable steps to ensure the Company operates at all times in accordance with the applicable laws and regulations, and to the highest ethical and moral standards;

  the oversight and review of the integrity of operational and financial performance reporting system in accordance with the proper standards; and

  acting honestly and in good faith and in the best interests of the Company, ensuring all legal requirements are met and managing and supervising the management of the affairs and business of the

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Health, Safety, Environment and CSR Committee and the Technical Committee.

A copy of the Board Mandate is attached as Schedule "A" to this Circular and can be found on the Company's website at www.kl.gold.

STRATEGIC OVERSIGHT

The Board is actively involved in the strategy of the Company. Throughout the year, the Board provides oversight of a variety of strategic plans. In particular, the Board reviews all strategic initiatives with the CEO and the senior management team during its regularly scheduled Board meetings held five times per year. In addition, where required, the Board meets informally and separate from its regularly scheduled Board meetings to review various strategic initiatives as they arise, including any growth and acquisition strategies, review of the Company's current business plan with respect to its current operations and the risks and opportunities associated with such strategies. In December of each year the Board meets to review and approve the annual capital and operating budgets that support the Company's ability to meet its strategic objectives.

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The CEO, supported by the senior management team, is responsible for the strategic development of the business. In 2019, the Company focused on further defining its mid to long-term strategies and, as a result, identified the following four key areas of focus:

RISK OVERSIGHT AND ASSESSMENT

In support of the Company's strategic initiatives the Board also oversees the Company's approach to risk management which is designed to improve long-term performance and enhance shareholder value. Fundamental to risk management is the understanding of the inherent risks facing the Company, what steps are being taken to mitigate such risks and what level of risk is appropriate for the Company taking into consideration its specific corporate and operational frameworks. Through its oversight and involvement in the strategic planning of the business, the Board is involved in reviewing the levels of risk for the Company.

This risk analysis is further supplemented by the various committees who have a responsibility to assess risk in certain areas as follows:

Committee	Risk Management Area	Frequency
Audit Committee

Assesses financial risk, focusing on financial controls. Reviews and discusses the Company's policies regarding financial risk assessment and financial risk management with external auditor, management and the Director, Internal Audit. The Audit Committee reviews certain legal risks and applicable legislation in Canada and Australia. Along with the Corporate Governance and Nominating Committee, the Audit Committee oversees the Code of Conduct and Ethics and the Whistleblower policy.

Meets at minimum four times annually. In addition, the Audit Committee provides its review and approval of various disclosure materials on a regular basis, where applicable, and meets with management and the external auditors frequently leading up to each financial reporting period.

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Committee	Risk Management Area	Frequency
Compensation Committee

Assesses potential risks facing the Company with respect to its compensation policies and practices, succession planning for the Board and for senior management and organizational changes within the senior management team, including leadership and development to mitigate such risks. The Compensation Committee also regularly reviews organizational changes at the senior management level and is provided with updates on a quarterly basis on human resources issues associated with the Company as a whole.

Meets a minimum of four times annually, but often meets more than six times per year for formal Compensation Committee meetings. In addition, the Compensation Committee meets on an informal and ad hoc basis to deal with issues relating to new hires, organizational changes and succession planning.

Corporate Governance and Nominating Committee

Receives and reviews the Company's Enterprise Risk Management register on a quarterly basis to ensure risks are being identified and mitigated. In addition, assesses potential risks relating to ethics and compliance including applicable legislation, corporate governance best practice guidelines and proxy advisory guidelines with respect to corporate governance matters. Along with the Audit Committee, the Corporate Governance and Nominating Committee oversees the Code of Conduct and Ethics and the Whistleblower policy.

Meets a minimum of four times annually but often more than five times per year in order to provide effective oversight of shareholder materials to promote transparency of disclosure materials.
HSE/CSR Committee

Assesses potential risks relating to health, safety, environment and corporate social responsibility matters associated with the Company's operations and its various capital projects in support of such operations. The HSE/CSR Committee also reviews potential improvements to and innovations in best health and safety practices and reviews key risks facing the Company with respect to ESG.

Meets a minimum of four times and a year and is actively involved in conducting site visits and tours of the Company's operations to witness firsthand the health, safety and environmental protocols which are in place at each of the Company's operations.

Technical Committee

Assesses potential risks associated with the Company's technical and operational matters of its mines and all related properties, including any future expansion or development of such properties from a technical, financial and scheduling perspective. The Technical Committee assesses risk with respect to the production forecasts, budgets, life of mine plans, mineral reserves and resources. In addition, the Technical Committee provides oversight with respect to tailings management facilities, water treatment plants, paste fill plants, shaft sinking, ventilation upgrade and innovation and business improvements to the operations.

Meets a minimum of four times a year and receives regular updates from management of the status of various technical services projects and updates including frequent reporting on significant projects. In addition, Chair of the Technical Committee devotes a significant amount of time at each operation reviewing various technical matters with management on site.

Following the reconstitution of the Committees of the Board in April 2020, it was determined that the Corporate Governance and Nominating Committee would review and assess the Company's enterprise risk register on a quarterly basis going forward to ensure risks which had been addressed were being appropriately reviewed and mitigated. Upon review of the enterprise risk register, the Corporate Governance and Nominating Committee will provide an update to the Board. The areas of risk as set out above will continue to be addressed by the committees as set out above, however, the Corporate Governance and Nominating Committee will perform an additional role of oversight to ensure management accountability with respect to managing and mitigating various risks facing the Company.

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In 2018, the Company introduced an extensive risk identification process which included one-on-one interviews with all executive officers as well as other senior corporate employees and general managers. The results of the interviews were compiled by the Company's internal auditors and were reviewed and presented to the Board. At the corporate level, the risk review process led to the development of an enterprise risk register which ranks the key risks facing the Company. Each risk is allocated to a senior employee who is responsible for developing and implementing controls to mitigate the risk. On an annual basis, the enterprise risk register, along with the relevant mitigation strategies, is presented to and reviewed by the Corporate Governance and Nominating Committee, and the Board, with specific risks being allocated to the various committees, as set out above.

During the year ended December 31, 2019, the senior executive management team participated in an Enterprise Risk Management Course facilitated by the Institute of Corporate Directors.

ORIENTATION AND CONTINUING EDUCATION

The Corporate Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program, which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. In addition, the Board is provided access to an online portal which contains archives of prior Board materials which is available for all new directors to review. The portal and various other secure online platforms provide Board members with the ability to send comments and questions to each other with respect to their review of Board materials in preparation for the meetings. This, in turn, facilitates active learning for newer Board members who can communicate directly with other Board members that have prior institutional knowledge.

Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefitted from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are aware of changes in the Company's operations and business on a regular basis, including invitations to tour the Company's mine sites in both Canada and Australia. During 2019, Mr. Gill conducted a site visit of the Northern Territory properties and the Fosterville Mine, located in Australia. In addition, during 2019 Mr. Gill, Mr. Olson and Ms. Klessig conducted tours and site visits of certain potential acquisition targets. In early 2019, Mr. Gill and Mr. Olson conducted a site visit of the Macassa Mine and the Holt-Holloway and Taylor Mines, located in Canada.

The Board provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. A number of the directors hold the ICD.D designation from the Institute of Corporate Directors and in connection with such designation are required to maintain a certain minimum number of professional education hours. Currently Messrs. Makuch, Gill, Klassen and Parr hold their ICD.D designations. In addition, the Company has enrolled in an annual corporate membership plan with the Institute of Corporate Directors which enables each of the directors to access various corporate governance materials and courses online. The following special education sessions were provided to the Board in 2019:

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Date	Topic	Provided by
July 2019	Board site visit to the Macassa Mine, Kirkland Lake, Ontario, Canada - including tours of the #4 Shaft, underground and Tailings Storage Facility	Management
October 2019	Due diligence site visit to the Detour Lake Mine including management and certain members of the Board	Management
November 2019	Board site visit to the Fosterville Gold Mine, Bendigo, Victoria, Australia - including tours of the paste plant, gold room, BIOX plant, and tailings storage facility	Management
November 2019	Cybersecurity Presentation	Difenda Cybersecurity

The Company also encourages senior management to participate in professional development programs and courses and supports management's commitment to training and developing employees. Key areas of development and educational opportunities for senior management are identified during staff performance reviews conducted at least annually.

CORPORATE GOVERNANCE POLICIES

Code of Conduct and Ethics

Kirkland Lake Gold promotes a high standard of integrity across the Board and the Company as a whole. The Board strives for a culture of ethical business conduct across all of its business units to promote high ethical and business standards while adhering to all applicable financial and legal requirements. In furtherance of this commitment, the Board has adopted a Code of Conduct and Ethics (the "Code") for the directors, officers and employees of the Company. A copy of the Code is available for review on the Company's website at www.kl.gold or may be obtained by request to the Vice President, Legal and Corporate Secretary of the Company at jwagner@kl.gold.

The Code has been adopted by the Board and is monitored by the Corporate Governance and Nominating Committee and the Vice President, Legal and Corporate Secretary of the Company. The Code embodies the commitment of the Company to conduct business in accordance with all applicable laws, rules and regulations and high ethical standards, and documents the principles of conduct and ethics to be followed by the Company and its employees, contractors, officers and directors in all countries in which the Company operates. Its purpose is to promote conduct that reflects honesty, integrity and impartiality that is beyond doubt, including the ethical handling of actual or apparent conflicts of interest. Those who violate the standards in the Code will be subject to disciplinary action, up to and including termination. The Code also protects anyone, who in good faith, submits a complaint or a concern from retaliation.

The Code provides that Vice President, Legal and Corporate Secretary and executive management, and where applicable, the Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Code by ensuring all directors, officers and employees of the Company receive and become thoroughly familiar with the Code and acknowledge their support and understanding of it.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and the rules concerning reporting conflicts of interest. The Company provides annual training on key components and obligations under the Code to its employees and certain third parties.

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Whistleblower Policy

The Board has adopted a Whistleblower Policy which allows its directors, officers, consultants and employees who feel that a violation of the Code or the Company's Anti-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violations or concerns. The Whistleblower Hotline is maintained by an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns.

Any person with a concern as described above, may submit their concern directly to the Chair of the Audit Committee in writing, by email or through a Whistleblower Hotline, unless the concern pertains to the Audit Committee, in which case it will be made to the Chief Executive Officer. All reports may be made and will be treated on a confidential and anonymous basis. If an employee or consultant would like to discuss any matter with the Audit Committee, the employee or consultant should include this request in the submission as well as a telephone number at which he or she can be reached, should the Audit Committee deem such communication to be appropriate.

If the complaint does not involve accounting, financial reporting and disclosures, or compliance with the Code, the complaint will be forwarded by the Chair of the Audit Committee to the Chair of the Corporate Governance and Nominating Committee to handle such complaints in a manner which he or she deems appropriate.

Where possible and when determined to be appropriate by the Audit Committee, notice of any such corrective measures will be given to the person(s) who submitted the concern.

Executive Compensation Clawback Policy

The Board has adopted an executive compensation clawback policy, which allows the Board to require reimbursement of excess bonus and equity-based compensation paid or granted to the President and Chief Executive Officer, the Chief Financial Officer, Executive Vice Presidents and other officers as may be designated by the Board in certain circumstances where the Company is required to restate its financial statements, the executive engaged in fraud or willful misconduct which caused or significantly contributed to the reason for the restatement, and the bonus and equity-based compensation paid to the executive would have been lower had it been based on the restated financial statements. The Board may delegate to the Compensation Committee determinations to be made or actions to be taken by the Board under the policy as circumstances may require.

Disclosure and Confidentiality Policy

The Board has adopted a Disclosure and Confidentiality Policy, which, among other things, ensures that the Company and all personnel to whom the policy applies, meet their obligations under the applicable TSX regulations and securities laws and understand their obligations to preserve confidentiality. In addition, management has established a Disclosure Committee to ensure that the disclosure made by the Company is accurate, complete and fairly presents the Company's financial position and results of operations in all material respects and is made on a timely basis in accordance with applicable TSX regulations and securities laws. The Disclosure Committee is comprised of the CEO, Chief Financial Officer ("CFO"), Vice President, Legal and Corporate Secretary, and the Vice President, Investor Relations. Any disclosure relating to the operational and technical aspects of the Company's mineral projects also requires the approval of the Vice President, Technical Services, Senior Vice President Exploration and or any other member of management who is required to provide approval as a "qualified person" pursuant to National Instrument 43-101, as applicable.

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Insider Trading Policy

The Company has adopted an Insider Trading Policy, which among other things, details when directors, officers and employees of the Company may not be engaged in trading in the securities of the Company.

Fitness for Duty Policy

The Company recognizes that being under the influence of drugs or alcohol while at work poses serious safety and health risks, not only for the individual involved but for all those who work or come into contact with such individual. The Company believes that maintaining a drug and alcohol-free workplace to minimize highway and workplace related accidents are crucial steps to ensuring its employees and the families and communities that depend on them, remain safe and accordingly has adopted a Fitness for Duty Policy.

Human Rights Policy

The Company has adopted a Human Rights Policy which, among other things, affirms the Company's commitment to respecting the International Bill of Rights, the International Labor Organisation's Declaration of Fundamental Principles and Rights at Work and the United Nations Declaration of the Rights of Indigenous Peoples.

Social Responsibility Policy

The Company has adopted a Social Responsibility Policy which, among other things, sets out the Company's key commitments to integrate social considerations into appropriate aspects of the Company's business decisions and activities.

Environmental Policy

The Company has adopted an Environmental Policy which, among other things, affirms the Company's commitment to conduct its business in a manner that minimizes potential environmental impacts.

Anti-Bribery and Anti-Corruption

The Company is committed to maintaining the highest ethical and legal standards. The Company's Anti-Bribery and Anti- Corruption Policy outlines requirements that must be fulfilled by all directors, officers and employees of the Company. These requirements include prohibitions against bribing government officials, making facilitation and improper payments.

The Anti-Bribery and Anti-Corruption Policy also provides employees with clarity regarding giving gifts to government officials; making political or charitable contributions; books and records transparency; internal controls; and multiple reporting channels that are in place to encourage the reporting of violations, or suspected violations of the policy.

Copies of the above policies can be found on the Company's website at www.kl.gold. A copy of the Code can also be accessed under the Company's profile on SEDAR at www.sedar.com.

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BOARD COMMITTEES

Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for making recommendations to the Board relating to the compensation of the members of the Board, the Chief Executive Officer of the Company and other members of senior management of the Company.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management. The Compensation Committee ensures that the Company has an executive compensation program that is both motivational and competitive so that it will attract, retain and inspire performance of executive officers and senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Compensation Committee reviews the compensation philosophy and guidelines for executive officers and members of senior management as well as for all employees, including annual salary and incentive policies and programs, and new benefit programs or amendments to existing benefit programs. The Compensation Committee will evaluate the performance of the CEO and other executive officers in light of the compensation philosophy and guidelines and set compensation levels with the input of the CEO where appropriate.

The Compensation Committee is currently comprised of Mr. Grosskopf (Chair), Mr. Klassen and Ms. Hibbard, each of whom is an independent director of the Board. Each member of the Compensation Committee has experience relevant to his or her responsibilities as a Compensation Committee member. See each committee members' biography beginning on page 13 for more information.

Audit Committee

The Audit Committee, which is comprised entirely of independent directors, assists in the Board's oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and the qualifications and independence of the Company's auditors.

The Audit Committee is primarily responsible for: recommending to the Board the external auditor to be nominated for election by the shareholders at each annual meeting and negotiating the compensation of such external auditor; overseeing the work of the external auditor and the internal auditor; reviewing the Company's annual and interim financial statements and MD&A before they are reviewed and approved by the Board and publicly disseminated by the Company; reviewing the Company's financial reporting and financial control procedures to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described above; providing independent and objective monitoring of the

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Company's internal controls procedures; providing a means of communication between the Board, management and the external auditor and internal auditor on matters relating to financial reporting; and ensuring compliance with all legal and regulatory requirements related to financial reporting and certain corporate governance policies, including but not limited to the Whistleblower Policy and the Code of Conduct and Ethics.

The Audit Committee is currently comprised of Mr. Klassen (Chair), Mr. Parr and Mr. Grosskopf, each of whom is an independent director of the Board and financially literate, as required by applicable securities legislation. See each committee members' biography beginning on page 13 for more information.

Further information regarding the Audit Committee is contained in the Company's current annual information form, under the heading "Audit Committee". A copy of the Audit Committee charter is attached to the annual information form as Schedule "A". The Company's annual information form is available under the Company's profile on SEDAR at www.sedar.com. A copy of the Audit Committee charter is also available on the Company's website at www.kl.gold.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and for identifying and recommending individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee). The Corporate Governance and Nominating Committee is responsible for reviewing with the Board, on a periodic basis, the requisite skills and characteristics of prospective Board members as well as the composition of the Board as a whole. This assessment includes a member's contribution, independence, as well as diversity, age, skills and experience in the context of the needs of the Board. The Corporate Governance and Nominating Committee and the Board also consider a candidate's experience and qualifications in areas including but not limited to, mining, financial reporting, capital markets, human resources, compensation, risk assessment, executive management, legal and corporate governance, and public company stewardship. The Board seeks members who have skills and experiences in these areas and will amend the composition of the Board from time to time as considered necessary in order to ensure experience and skills from these areas are reflected on the Board.

The Corporate Governance and Nominating Committee's responsibilities include oversight with respect to the Company's overall approach to corporate governance, assisting the Board by identifying individuals qualified to become Board members and members of Board committees; overseeing policies and practices relating to shareholder engagement with the Board; overseeing orientation and education programs for new and existing Board members; reviewing annually the existing corporate governance policies and terms of reference for senior officers of the Company; monitoring and reviewing compliance with the Code; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Shareholder Engagement

During the year ended December 31, 2019, members of management and the Board held various meetings in person and by teleconference with shareholders, including the following:

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Event	Shareholder/Stakeholder Group	Attendance	Discussions
Annual Meeting of Shareholders (AGM)	CEO, Board of Directors, Senior Management and Officers of the Company	Shareholders and other stakeholders	Presentation and approval of Board of Directors, Q&A and receive feedback from shareholders
Investor Days - half and full days	CEO, CFO, Investor Relations, Senior Management Exploration	Investment community and analysts	Corporate and financial updates, company culture and vision with a live Q&A.
Analyst Desk Presentations	CEO, Investor Relations	Analysts and portfolio managers	Presentation and Q&A about the company's operations, financial stability, future outlook and growth strategies and safety and sustainability efforts
Marketing road shows	Investor Relations	Institutional and retail investors	Company presentation and Q&A
Institutional and Retail Conferences	CEO, Investor Relations, Corporate Development	Investment community, bankers, analysts and portfolio managers, junior exploration companies	Public presentations and one- one meetings with the larger investment community
Trade Shows and Industry Specific Conventions	Investor Relations and Senior Management	Shareholders, local stakeholders and community members	Review the Company's business with investors, suppliers, peers and potential employees for recruitment
Site Visits	Investor Relations, Senior Management Australia / Canada	Institutional investors, analysts and stakeholders	Underground and surface tours of company assets with detailed presentations and Q&A
Meetings with Government officials	CEO, Senior Management Australia / Canada	Ministers for Economic Development, Industrial Relations; Town Mayors	Discussions around government engagement to achieve aligned outcomes and promoting development of regional economy and increasing KL visibility
Meetings with the First Nations and Aboriginal Community Members	CEO, Corporate Affairs & Social Responsibility	First Nation Chiefs, Council Members	Discuss mutual cooperation and collaboration, KL support of indigenous education, skills, jobs and health.
Quarterly Results Conference Call and Webcast	CEO, Senior Management Members and Officers of the Company.	Stakeholders	Review and discuss quarterly financial and production releases, any material discoveries and outlook for the next quarter

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Ad hoc meetings with Shareholders and Other Stakeholders	CEO, Chairman of the Board, Directors, Senior Management and Officers of the Company	Shareholders and Interested Parties	Review of the Company's activities and performance on a one on one basis with various shareholders.
News Releases	CEO, Investor Relations, Senior Management	Stakeholders	Report on material information through the year
Social Media	Investor Relations	Stakeholders	All news releases, company announcements and community involvements are posted on a regular basis

The Corporate Governance and Nominating Committee is currently comprised of Ms. Hibbard (Chair), Mr. Klassen and Mr. Parr, each of whom is an independent director of the Board.

Health, Safety, Environment and Corporate Social Responsibility Committee

The Health, Safety, Environment and Corporate Social Responsibility Committee (the "HSE and CSR Committee") reviews, investigates and monitors the sustainable development, environmental, health and safety and corporate social responsibility policies and activities of the Company on behalf of the Board. The HSE and CSR Committee will have access to such officers, employees and independent consultants as it considers necessary in order to perform its duties and responsibilities.

The HSE and CSR Committee's responsibilities include supporting and reviewing management's development of short and long-term policies and standards with respect to sustainability, environmental, health and safety and corporate social responsibility; monitoring compliance with appropriate laws and legislation and with the Company's policies; regularly reviewing environmental, health and safety reports and audits produced by management or third parties and considering the appropriateness of how the Company is addressing any issues identified; ensuring the Board is kept abreast of their responsibilities; and investigating, or causing to be investigated, any extraordinary negative environment, health and safety, or corporate social responsibility issues where appropriate, with appropriate oversight.

The HSE and CSR Committee is currently comprised of Mr. Olson (Chair), Mr. Gill, Ms. Lewis-Gray and Mr. Makuch. Each of Mr. Olson, Mr. Gill and Ms. Lewis-Gray are independent directors of the Board. Mr. Makuch, as the President and CEO of the Company, is not considered independent.

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Technical Committee

The Technical Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things: reviewing technical matters pertaining to the operation and development of the Company's mineral properties and any expansion or development of such properties from a technical, financial and scheduling perspective; mine construction, operation, development and production; production plans; monitoring technical related risks; reviewing mineral reserves and mineral resources estimates and related disclosure; and approving technical reports. The Technical Committee is also responsible for the Board oversight of production forecasts, budgets, life of mine plans, mineral reserves and resources and management's public disclosure of a technical nature.

The Technical Committee is currently comprised of Mr. Gill (Chair), Ms. Lewis-Gray, Mr. Olson, and Mr. Makuch. Each of Mr. Gill, Ms. Lewis-Gray, Mr. Parr and Mr. Olson are independent directors of the Board. Mr. Makuch, as the President and CEO of the Company, is not considered independent.

Other Committees of the Board

Each of the committees noted above report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

MEETINGS OF THE BOARD AND COMMITTEES OF THE BOARD

The Board meets a minimum of five times a year and as otherwise may be required. Each committee of the Board meets a minimum of four times a year and more frequently as deemed necessary by the applicable committee. During the year ended December 31, 2019, the Board met eight times, the Compensation Committee met seven times and the Audit Committee, Corporate Governance and Nominating Committee, HSE and CSR Committee and the Technical Committee each met four times. Each of the committees and the Board had a 100% attendance record for each of the meetings held during the year ended December 31, 2019. The Board and the committees aim to hold all meetings in person to facilitate the most effective and productive discussions and analysis. See "Election of Directors" above for the individual attendance summary for each of the director nominees as set out in their individual profiles.

ASSESSMENTS

The Corporate Governance and Nominating Committee is responsible for implementing an annual process for assessing the overall effectiveness of the Board as a whole. Directors are required to complete self-evaluations and to consider, among other things, the overall functioning and performance of the Board, the Company's standing committees and oversight thereof, the operational oversight of the Board, review of management structure and succession issues, effectiveness of internal controls and financial reporting, ethics and compliance review and accountability. The Chair of the Board encourages discussion amongst the Board to evaluate the effectiveness of the Board, its committees and its individual directors. All directors are also encouraged to make suggestions for improvement of the practices of the Board at any time. In addition, the members of each committee complete a review of the effectiveness of the Chair of such committee and each Board member completes a review of the effectiveness of the Chair of the Board.

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SKILLS AND AREAS OF EXPERTISE

The Corporate Governance and Nominating Committee seeks to ensure that the collective skill set of the directors, including their business expertise and experience, meets the needs of the Company. The Corporate Governance and Nominating Committee has developed a skills matrix, which is reviewed on an annual basis, setting out the skills and experience that are viewed as integral to the effectiveness of the Board. The skills matrix not only assesses current Board composition but may also assist in recruiting new directors in the future. The below table shows the number of directors who have a particular expertise and/or experience, based on the self-assessments which were completed by each member of the Board.

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Board Self-Assessment of Skills and Expertise	Number of Directors with Expertise
Board Experience/Corporate Governance Knowledge of corporate governance best practices and expertise regarding issues facing directors of publicly listed companies.	8 of 8
Capital Markets/Corporate Finance Knowledge of equity capital markets within the metals and mining sectors.	6 of 8
Financial Expertise/Financial Literacy Experience in finance, investments and financial accounting and reporting, including prior experience as a professional accountant, CFO or CEO.	8 of 8
Human Resources Experience in oversight of succession planning, talent development and retention programs.	7 of 8
Executive Management Experience in strategic leadership direction and growth of a company including oversight and management of key development projects.	7 of 8
Mining Knowledge and understanding of key issues facing the mining industry and mining operations including mining methods, market participants and regulatory environment.	7 of 8
Enterprise Risk Management Experience in identifying and assessing principal risks facing the Company and developing applicable risk management solutions.	6 of 8
Compensation Knowledge and experience in developing effective compensation strategies within best practices guidelines to promote shareholder alignment.	7 of 8
Mergers & Acquisitions Experience with various M&A transactions involving publicly listed entities.	8 of 8

Health, Safety & Environment

Experience in management and implementation of health, safety and environmental standards and procedures which includes effective management of systems to minimize health, safety and environmental risks in compliance with all regulatory requirements.

6 of 8
Corporate Social Responsibility Experience in the monitoring and implementation of voluntary activities by companies to operate in an economic, social and environmentally sustainable manner.	8 of 8

DIRECTOR TERM LIMITS

The Board believes it is important to have a balance between directors who have a long history and organizational understanding of the Company's business with diverse directors who bring new perspectives and ideas to the Board. At the recommendation of the Corporate Governance and Nominating Committee, the Board has approved guidelines with respect to the term of individual non-executive directors in order to promote Board renewal. Subject to extenuating circumstances, including ensuring that the Board does not lose particularly valuable expertise or "institutional memory", a term limit of seven years is considered appropriate for non-executive directors. The Corporate Governance and Nominating Committee will review these guidelines on an annual basis taking into consideration its responsibility to review, on a periodic basis, the requisite skills and characteristics of prospective Board members as well as the composition of the Board as a whole.

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LOANS TO DIRECTORS

The Company does not make personal loans or extend credit to its directors or senior officers. There are no loans outstanding from the Company to any of its directors or senior officers.

SUCCESSION PLANNING

The Board regularly considers succession planning within the organization as part of its overall compensation, leadership and development strategy.

REPORT ON EXECUTIVE COMPENSATION

The Company's Statement of Executive Compensation, made in accordance with the requirements of Form 51-102F6 - Statement of Executive Compensation, is set forth below and contains information about the compensation paid to, or earned by, the Company's CEO, CFO and the three most highly compensated executive officers of the Company earning more than $150,000 in total compensation during the year ended December 31, 2019 (the "NEOs"). During the year ended December 31, 2019, the NEOs were Anthony Makuch, President and Chief Executive Officer, David Soares, the Chief Financial Officer, Eric Kallio, the Senior Vice President, Exploration, Ian Holland, the former Vice President, Australian Operations and Natasha Vaz, the Vice President, Technical Services.

PHILOSOPHY AND APPROACH

At Kirkland Lake Gold, the Company compensates directors and executives in a competitive and balanced way which is based on performance. Corporate performance is the most significant factor in determining executive compensation. The Company's compensation principles are:

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COMPENSATION DISCUSSION AND ANALYSIS

The Company's primary objective is building a sustainable mining company that is recognized as a safe and responsible gold producer while maximizing profitable gold production to increase shareholder value. To succeed in this, it is imperative that competitive compensation packages be provided to executive management to ensure that executives are appropriately retained and engaged to effectively manage, operate and implement the long-term growth strategy of the Company.

The compensation philosophy of the Company looks to align compensation with the performance of Kirkland Lake Gold, taking into account the Company's overall financial position, which ultimately aligns with the interests of shareholders. The goal is to motivate employees to achieve higher levels of performance which will serve to provide greater value to shareholders.

The Company balances its compensation program with rewards for the attainment of corporate and operational measures and risk management that are within the executive's ability to influence. At the end of each year, the Board, upon recommendation from the Compensation Committee, adopts a scorecard that sets out the key performance indicators ("KPIs") to guide and motivate the senior executive team in realizing the Company's corporate strategy for the following year. At the end of each year, with the input of the CEO, the Compensation Committee reviews the corporate performance against each indicator and recommends to the Board the specific weightings or performance score for each category of KPIs. Various operational, divisional and departmental objectives are set at the end of each year for the following year in order to ensure that the Company's objectives are aligned with the key long-term priorities for the future success of the Company.

The compensation program of the Company places a significant emphasis on at-risk compensation. This is achieved in the form of performance-based, short-term cash incentives ("STIs"), as well long-term incentives ("LTIs") based on three-year cliff vesting, which illustrates the Company's strong focus on pay-for-performance over the long term. Compensation programs will continue to emphasize "pay for performance", with each individual's short- and long-term compensation and career advancement being dependent on both Company performance and individual performance, with the objective of increasing long-term shareholder value. If the Company or the individual does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board.

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What we DO:

  Pay for Performance - 75% of the CEO pay is at-risk which is variable, not guaranteed and contingent on overall Company performance
  Performance Based Vesting - 100% of our Long-Term Incentive Awards are based on 3 Year cliff vesting
  Cap Payouts - STI payouts are capped at a maximum of 150% of target for senior officers and 200% of target for the CEO
  Realizable Pay - compensation ultimately paid from LTI awards can vary significantly from date of grant. TSR forms a central component in payout value of LTI awards
  Double Trigger - severance provisions in our employment agreements and LTI plans have double triggers in the event of a change of control
  Minimum Equity Ownership - Both the Board and the senior management team are subject to minimum equity ownership guidelines

What we DON'T DO:

  Provide Guarantees - Executive compensation is not guaranteed and is based on performance. There are no minimum payouts on the STIs or LTIs and could result in a zero payout if performance not achieved

  Issue Stock Options - Since 2016, the Company has not granted any stock options and has no intention to grant any stock options in the future

  Excessive Severance - the Company does not enter into employment agreements with severance exceeding two years in the event of a change of control

  Provide Loans - the Company does not provide loans to directors or executives

Benchmarking

The market for executive talent is very competitive. As a result, the Compensation Committee believes it is appropriate to establish compensation levels which consider benchmarking against similar companies to gauge whether the Company's compensation package is both reasonable and competitive.

The Company reviews its peer group annually to ensure that its compensation practices are in keeping with good governance standards and appropriate relative to its competitors. Other mining companies having similar operations, revenue, market capitalization, and enterprise value are selected on the basis that Kirkland Lake Gold competes with such companies for executives and other talented professionals. These companies are referred to herein as the "Benchmark Group". The 2019 Benchmark Group which was used to determine 2019 STI awards and 2019 executive compensation is set out below.

Benchmark Group for 2019 Short-Term Incentive Plan and 2019 Compensation
Alamos Gold Inc.	New Gold Inc.
B2Gold Corp.	OceanaGold Corp.
Centerra Gold Inc.	Pan American Silver Corp.
Detour Gold Corp.	SSR Mining Inc.
Eldorado Gold Corp.	Tahoe Resources Inc.
Endeavour Mining Corp.	Torex Gold Resources Inc.
IAMGOLD Corp.	Yamana Gold Inc.

In November 2019, the Compensation Committee engaged Mercer (Canada) Limited ("Mercer") to provide advice on the competitiveness and appropriateness of the Company's compensation programs for both the executive officers of the Company and the Board for the upcoming year. This review included an analysis of base salaries, short-term and long-term incentives for executive management and, for the Company's independent directors, cash and equity retainers and meeting fees.

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As part of this review, the Compensation Committee reviewed the 2019 Benchmark Group set out above and determined that, taking into consideration the increase in revenue, production, complexity and market capitalization of the Company from 2017 to 2019, certain amendments to the Benchmark Group should be made. As part of its mandate, Mercer conducted an assessment of the appropriate peer group for the Company, taking into consideration the following three overarching criteria:

1) Size and Complexity - including total revenue, market capitalization, total enterprise value, and total assets;

2) Geographic Location and Mine Sites - including commodity, location of home office, primary mining locations, number of operating sites, number of development sites and annual production (ounces); and

3) Shareholder Experience - including TSR over a one-year, three-year and five-year periods.

Based on a review of the above criteria, it was determined that the Benchmark Group should be modified and a new Benchmark Group for 2020 was approved by the Compensation Committee and the Board following the analysis conducted by Mercer. The new 2020 Benchmark Group to be used to determine 2020 STI awards and 2020 executive compensation is set out below.

Current Benchmark Group for 2020 Short-Term Incentive Plan and 2020 Compensation
Agnico Eagle Mines Limited	IAMGOLD Corp.
Anglogold Ashanti Limited	Kinross Gold Corporation
B2Gold Corp.	Lundin Mining Corporation
Centerra Gold Inc.	Newcrest Mining Limited
Evolution Mining Limited	Northern Star Resources Limited
First Quantum Minerals Ltd.	Pan American Silver Corp.
Gold Fields Limited	Yamana Gold Inc.

TSR Comparator Group

Under the Company's STI plan, total shareholder return ("TSR") is a key performance indicator which forms a part of the total STI bonus paid to executives. TSR is measured as a percentage change in the market price of the Common Shares plus cumulative dividend yield over the performance period. At the end of the applicable performance period, the TSR performance measurement will be made for the S&P/TSX Global Gold Index and the Company's performance will be ranked on a percentile basis relative to the other constituents of the S&P/TSX Global Gold Index.

Under the Long Term Incentive Plan, PSUs are granted to NEOs and the total payout of the award is based on achievement of TSR compared to the total shareholder return of the constituents of the S&P/TSX Global Gold Index (or such replacement or equivalent sub index as may exist from time to time) over a three-year performance period. See "Equity Compensation Plans - Long Term Incentives - Performance Share Units".

In 2019, the Compensation Committee reviewed 33 companies which formed part of the S&P/TSX Global Gold Index as at December 31, 2019 (the "TSR Comparator Group") to determine the Company's TSR. The Company's TSR for the period ended December 31, 2019 greatly exceeded the highest percentile ranking, being the 95th percentile.

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The Compensation Committee compared and reviewed the performance of the Company against both the 2019 Benchmark Group and the TSR Comparator Group for the purpose of considering the 2019 STI bonus. A total of 225,411 PSUs that were granted on January 1, 2017, April 17, 2017 and June 19 2017 pursuant to the Company's Long Term Incentive Plan vested as of December 31, 2019 and were paid in cash in January 2020. The PSUs were settled based on a Payout Factor of 200%, given the Company's TSR which was above the 95th percentile for the period commencing on January 1, 2017 and ending on December 31, 2019. For the period three year PSU period ending on December 31, 2019, a TSR of 673% and above resulted in a ranking above the 95th percentile when compared against the applicable constituents of the S&P/TSX Global Gold Index. See "Current Equity Compensation Plans - Long Term Incentive Plan - Vesting and Payment" below.

Measuring Success

The Compensation Committee relies on the experience of its members in assessing compensation levels. The purpose of the Compensation Committee's review process is to measure overall Company performance and individual performance to ensure that the resulting compensation is directly linked to Company and individual success. This is achieved by completing an individual scorecard for each NEO, which takes into consideration the KPIs set at the end of the prior year.

The Compensation Committee is supported by the executive officers of the Company, who provide the data and analyses to support decision making. In establishing policies covering base salaries, benefits, annual bonuses and long-term incentive plans, the Compensation Committee takes into consideration the recommendations of management, and, where applicable, the recommendations of the CEO.

In addition, the Compensation Committee may retain external independent governance and compensation consultants to ensure that the compensation strategies of the Company are in line with best governance practices. The Compensation Committee will take into consideration data and analyses which have been reviewed and recommended by such consultants.

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Company Performance - 2019 Results

Kirkland Lake Gold is a leading gold mining company focused on delivery results through continual operational excellence. This is driven by the Company's commitment to business improvement, innovation and developing a pipeline of future internal growth through exploration. While focusing on maximizing the performance of each of its assets and developing key stakeholder partnerships, the Company is able to generate strong margins at its cornerstone assets which it returns to shareholders.

In 2019 the Company reported numerous financial and operational achievements for the year. All dollar amounts set out below are in United States dollars.

2019 Highlights

Strong growth in production and sales: In 2019, the Company had gold production of 974,615 ounces, an increase of 35% from 2018 mainly reflecting a 59% improvement in the average grade at the Fosterville Mine, where production grew to 619,366 ounces from 356,230 ounces in 2018. Gold sales totalled 979,734 ounces in 2019, 36% higher than 722,277 ounces in 2018 with the increase in production accounting for the year-over-year growth.

Solid improvement in unit costs: Operating cash costs per ounce sold1 averaged US$284 in 2019, a 22% improvement from 2018, largely reflecting the favourable impact of higher grades on sales volumes at the Fosterville Mine, where operating cash costs per ounce sold improved to US$119 from US$200 the previous year. All-in sustaining costs ("AISC") per ounce sold1 averaged US$564 for 2019, 18% better than the 2018 average, mainly reflecting the favourable impact of higher sales volumes at the Fosterville Mine on both operating cash costs1 and sustaining capital expenditures1 on a per ounce sold basis.

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51% growth in revenue: In 2019, the Company reported revenue of US$1,380.0 million, a US$464.1 million or 51% increase from 2018, with higher sales volumes contributing US$325 million of the increase and a higher average gold price (US$1,405 per ounce in 2019 versus US$1,263 per ounce in 2018) providing a US$139 million favourable impact.

Strong cash flow generation: Net cash provided by operating activities in 2019 totaled US$919.4 million, an increase of US$370.6 million or 68% from 2018, with higher levels of net earnings largely driving the increase from the previous year. Free cash flow1 in 2019 was a record US$463.0 million, an increase of US$207.8 million or 81% from US$255.2 million in 2018.

Cash position increases 113%: Cash at December 31, 2019 totaled US$707.2 million, an increase of US$375.0 million or 113% from US$332.2 million at December 31, 2018. The increase in cash during 2019 resulted from the strong growth in net cash provided by operating activities, which was only partially offset by higher net cash used for investing activities, largely reflecting progress with the Company's key growth projects during 2019, and an increase in net cash used for financing activities due to higher dividend payments and share repurchases in 2019 as compared to the previous year.

Adjusted net earnings double from 2018: In 2019, the Company reported net earnings of US$560.1 million (US$2.67 per share) compared to net earnings of US$273.9 million (US$1.30 per share) for 2018. Adjusted net earnings1 totalled US$576.4 million (US$2.74 per share) versus US$274.0 million (US$1.30 per share) for 2018. The favourable impact of significantly higher revenue and lower expensed exploration and evaluation costs were the main drivers of higher adjusted net earnings in 2019 compared to the previous year.

Continued exploration success: Exploration success in the year ended December 31, 2019 included significantly extending the South Mine Complex to both the east and west and intersecting high-grades zones along the Amalgamated Break at the Macassa Mine, and extending mineralized structures and intersecting quartz with visible gold mineralization at multiple locations at the Fosterville Mine, similar to the mineralization found in the Swan Zone.

Peak growth capital expenditures reflect significant progress: The Company had growth capital expenditures1 of US$172.1 million in 2019, including US$76.6 million related to the #4 Shaft project at the Macassa Mine, which had reached a depth of 1,200 feet by the end of 2019 and was advancing on schedule and budget.

Focused on value creation for shareholders: The Company increased its quarterly dividend twice in 2019, including a 50% increase to US$0.06 per share effective with the fourth quarter 2019 dividend payment. In addition, the Company repurchased 1,127,000 Common Shares during year ended December 31, 2019 though its normal course issuer bid ("NCIB") for a total of US$42.8 million ($56.7 million). Subsequent to the year ended December 31, 2019, the Company announced a significant increase to its quarterly dividend from US$0.06 per share to US$0.125 per share. In addition, during first quarter 2020, the Company purchased 9,713,600 Common Shares under its NCIB.

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Acquisition of Detour Gold Corporation: On November 25, 2019, the Company announced that it had entered into a definitive agreement to acquire all of the issued and outstanding common shares of Detour Gold Corporation ("Detour") pursuant to a plan of arrangement under the OBCA (the "Detour Arrangement"). The Detour Arrangement was completed on January 31, 2020 and added significantly to the Company's mineral resources and reserves.

Notes

(1) See Non-IFRS Measures set out on page 41 of the Company's Annual MD&A for the three and twelve months ended December 31, 2019 filed on www.sedar.com.

Given its strong performance for the year, the Company outperformed the majority of its peers within the 2019 Benchmark Group on a relative share price performance basis, as set out below.

2019 Benchmark Group - Relative Share Price Performance

Individual Performance

In considering remuneration for executives other than the CEO, the CEO determines executive compensation within the executive compensation philosophy framework of the Company and makes his recommendations on executive compensation to the Compensation Committee. Every year, the CEO assesses the individual performance of each member of the senior executive team using the annual corporate and individual performance objectives as targets. The CEO considers each executive's overall influence and leadership skills and their ability to realize on the individual pre- set goals.

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The Compensation Committee will meet with the CEO annually to discuss and review in detail the compensation of each member of the senior executive team, taking into consideration the recommendation of the CEO. Based on such recommendations, the Compensation Committee approves the short-term incentive for the year, the long-term incentives to be granted for the following year and any proposed salary increases for the ensuing year. In addition, the Compensation Committee will review and approve both the Company and individual KPIs for the ensuing year. Prior year results are approved at the same time that KPIs for the ensuring year are set to ensure targets are continuously adjusted, where applicable. This serves to further incentivize executives while simultaneously aligning shareholder interests with the Company's compensation philosophy. To promote transparency within the organization, the KPIs set for each member of the senior executive team are distributed to all executives.

The Compensation Committee makes all decisions regarding the CEO's compensation in camera, without the presence of management. Following its deliberations, the Compensation Committee then makes its compensation recommendations to the independent members of the Board, where the compensation of the CEO is approved during an in-camera meeting.

Individual performance is assessed based on the individual KPIs which have been set and approved by the Compensation Committee at the end of the prior year. Individuals are assessed based on the achievement of such pre-set goals, taking into consideration additional factors, including tenure, experience and prior compensation. This serves to foster a culture of objective assessment of performance and provides the Compensation Committee, and where applicable, the CEO, with the discretion to adjust compensation in order to reflect unsatisfactory, average and exceptional performance.

Linking Pay to Performance

Following the assessment of both overall Company and individual performance, the Compensation Committee will meet with senior executives within the Human Resources Department of the Company to consider available market data with respect to the Benchmark Group. In addition, the Company and the Compensation Committee will retain independent external advisors to conduct a review of the Company's pay practices.

During the year ended December 31, 2019, the Company engaged an independent consultant, Mercer, to review the market competitiveness of the Company's executive compensation programs and pay practices in comparison to the Company's 2020 Benchmark Group. The report prepared by Mercer for the Compensation Committee assessed the competitiveness of the Company's executive compensation program and provided information on the 2020 Benchmark Group's pay mix, including base salary, short-term and long-term incentives. Where possible, the Mercer analysis matched each executive within the Company to positions of similar responsibilities within the 2020 Benchmark Group. In making its recommendations, Mercer considered the appropriate level of at-risk pay. As a result of such recommendations, at-risk pay was increased by increasing the percentage of long term incentives and short-term incentives, thereby reducing the total amount of guaranteed pay to executives. See "Elements of Executive Compensation - Mix of Pay" below.

Following the results of the review completed by Mercer at the end of 2019, the Company strengthened its compensation strategy by increasing the percentage of long term incentive grants for executives of the Company as a percentage of base salary. This was done to further align the Company with the pay practices of its 2020 Benchmark Group and to ensure a greater percentage of compensation was "at-risk". In addition, the Company further strengthened its cash-based short-term incentive plan for 2019 by including additional operational and departmental target weightings to enhance overall performance metrics as set out under the heading "Executive Compensation - Short-Term Incentives" below.

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During the year ended December 31, 2017, the Company also engaged Kingsdale to provide an assessment and review of the Company's incentive plans, which were subsequently approved by shareholders at the Company's annual meeting of shareholders held on May 4, 2017. During the year ended 2018 and 2019, the Company further engaged Kingsdale to provide an assessment and review of the Company's incentive plans and the corporate governance impact of its pay practices. More recently, in furtherance of best corporate governance practices, on the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, the Board determined to formally terminate the Stock Option Plan and to adopt certain amendments to the LTIP and the DSU Plan. As the Company had not granted any Options under the Stock Option Plan it was determined appropriate to terminate the plan to further align the interests of shareholders with management compensation. Further, it was determined that all equity based compensation plans, including existing legacy plans, will be capped at not more than 2% of the Company's issued and outstanding Common Shares from time to time. This amends the limits set out in prior years which provided for a cap of no more than 5.5% of the Company's issued and outstanding Common Shares from time to time.

When making compensation recommendations for NEOs to the Board, the Compensation Committee considers factors beyond market data, including input from management and external corporate governance consultants, as applicable. The Compensation Committee also considers various factors which result in a holistic approach to compensation recommendations, as set out below. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the Compensation Committee members.

Compensation Surveys and Compensation Consulting Fees

In addition to annual surveys of companies within the Benchmark Group noted above, the Company relies on surveys prepared by independent consultants to ensure that the Company's compensation program provides competitive compensation opportunities for its executive officers while satisfying its compensation philosophy and objectives.

The aggregate fees paid to human resources consultants or advisors for consulting service related to determining compensation for any of the Company's executive officers and non-executive directors for the year ended December 31, 2019 and for the year ended December 31, 2018 is as follows:

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	Executive Compensation-Related Fees ($)		All Other Fees ($)
Name of Consultant	Amount invoiced in 2019	Amount invoiced in 2018	Amount invoiced in 2019	Amount invoiced in 2018
Mercer	$77,676	$18,046	$33,903	Nil

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ELEMENTS OF EXECUTIVE COMPENSATION

The current executive compensation program contains four basic elements, as described in more detail below:

Element of Compensation	Purpose	Element "At- Risk" or "Fixed"	Form	Performance Period
Base Salary

Fixed salaries are designed to compare to compensation offered by competitors and to remain competitive with competitors. This provides the basis to determine other elements of compensation and compensatory benefits.

		Fixed	Cash	N/A
Short-Term Incentives

Annual short-term incentives are tied to performance and are paid at the discretion of the Board, based on a number of factors, including health and safety, financial and operating performance of the Company as well as personal performance within a one-year time horizon. Each executive has a target annual bonus (percentage of salary) and payout range between 0% to a maximum of 150% of target for executives other than the CEO and from 0% to 200% of target, for the CEO. Payouts are determined on the basis of a combination of individual performance, departmental/ divisional performance and corporate performance.

		At-Risk	Cash	One Year
Long-Term Equity

PSUs and RSUs are a variable element of compensation intended to provide additional incentive to the NEOs to achieve sustained, long-term profitability and increase stock value. Long-term incentives encourage executives to focus on consistent value creation over the longer term. Equity grants align interests of executives with the long-term interests of shareholders.

		At-Risk	Cash, Common Shares or a combination of both, payable at maturity	Three Years
Pension and Benefits

Employee benefits necessary to maintain market competitiveness and to maintain and promote executive health and well-being are provided. NEOs are generally eligible for a group health benefit program on the same basis as other Company employees. In addition, executive officers receive a monthly car allowance and are entitled to annual health assessments. The Company has a defined contribution pension plan and contributes 6% of the executive's base salary to the plan.

		N/A	N/A	N/A

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Base Salary

The base salary for each NEO is based on an assessment of factors such as:

• current competitive market conditions;

• level of experience and performance of the executive officer, including length of time in such role;

• compensation levels within the current Benchmark Group; and

• particular skills of the NEOs, such as leadership ability and management effectiveness, responsibility and proven or expected performance of the particular individual.

The Compensation Committee uses this assessment to recommend the base salaries for each of the CEO and the CFO. The Board, upon recommendation of the Compensation Committee, sets the base salary of the CEO, and, upon recommendation of the Compensation Committee and CEO, sets the base salary of the CFO. In determining the base salary of a NEO, the Board considers the recommendations made by the CEO and the Compensation Committee, the particular responsibilities related to the position, the experience level of the NEO, his or her past performance at the Company, budgetary guidelines and other internally generated planning and forecasting tools. Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance or to reflect additional responsibilities.

Short-Term Incentives (Annual Performance-Based Cash Incentives)

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company's executive officers for maximizing annual operating performance. The NEOs are eligible for annual performance-based cash incentives based on a consideration of factors including achievement of production goals, health and safety, environmental, performance against budget, expense control, exploration and development, the NEOs' performance and other exceptional factors. These and other relevant factors are given varying degrees of weight depending on the relevance of the factors to the particular NEO.

Any short-term incentives paid to NEOs are entirely within the discretion of the Board, following recommendations by the CEO and the Compensation Committee and take into consideration the financial performance of the Company at the time.

The annual performance incentive is a short-term element of compensation which is linked to the overall goal of creating shareholder value. This target incentive is set out as a percentage of base salary and reflects the significance of the individual's position and level of responsibility. The target short-term incentive plan awards range from 50% to 100% of base salary, however, actual payout can range from between 0% to 150% of target for "stretch" objectives for Vice Presidents ("VPs"), Senior Vice Presidents ("SVPs") and Executive Vice Presidents ("EVPs") and can range from between 0% to 200% of target for "stretch" objectives for the CEO. In 2019, the Company introduced an additional Safety Leadership Bonus ranging from between an additional 3% to 10% of target, subject to achieving certain achievements in total measured injury frequency throughout the organization. As a result, in 2019, stretch objectives for VPs were 160% and 210% for the CEO.

On the recommendation of the Compensation Committee, at the end of 2018, the Board approved a short-term incentive plan for 2019, which included specific weightings to be attributed based on departmental successes in addition to the Corporate and Operations Objectives and individual weightings summarized below.

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For 2019, all payouts were weighted on achievement of: (a) Company Objectives (consisting of both Corporate and Operations Objectives as further set out below); (b) Departmental or Divisional Success; (c) Individual Objectives; and (d) a Safety Leadership Bonus. In furtherance of the Company's commitment to a zero-harm workplace, in 2019 a separate Safety Leadership Bonus was introduced as an additional bonus to be earned but not taken away. The various weightings are further set out below in detail.

2019	Target Short-Term Incentive Award % of Base Salary	Stretch Short-Term Incentive Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Operations Objectives	Weighting for Division/ Department Objectives	Weighting for Individual Objectives	Total
President and CEO	100%	200%	40%	20%	n/a	40%	100%
CFO	80%	150%	30%	30%	20%	20%	100%
Former VP Ops Aus	75%	150%	15%	15%	50%	20%	100%
SVP Exploration	75%	150%	20%	20%	40%	20%	100%
VP Tech Services	75%	150%	20%	20%	40%	20%	100%
Safety Leadership Bonus

Total Measured Injury Frequency Rate ("TMIFR") including employees and contractors of 5.0 = additional bonus of 3% of target; 4.5 = additional bonus of 5% of target; and 4.0 = additional bonus of 10% of target. In addition, executives must attend various site safety meetings to become eligible for the Safety Leadership Bonus.

In 2019, the weightings for the Company Objectives included certain Corporate and Operations Objectives were as follows:

2019 Key Performance Indicators for Short-Term Incentive Awards
	Key Performance Indicator	Weightings%	Threshold 80%	Target 100%	Stretch 150% (to 200% for CEO)	Results
Corporate	Total Shareholder Return	CEO 35% CFO 25%	<50% and >=40%	<60% and >=50%	>=80%	Stretch Achieved
Former VP Ops Aus 10%
SVP Exp 15%
VP Tech 15%
	Corporate Social Responsibility ("CSR") and Sustainability	CEO 5% CFO 5% Former VP Ops Aus 5% SVP Exp 5%	No charges	Compliance	No charges, no reportable incidents, and permitting completed	Target Achieved Updated Sustainability Report filed and updated ESG and CSR policies adopted
VP Tech 5%
Total	CEO Total Weighting 40%; CFO Total Weighting 30%; Former VP Ops Aus Total Weighting 15%; SVP Exploration and VP Tech Services Total Weighting 20%

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Operations	Production oz	CEO 4% CFO 6%	<750 and >=800k oz	820k oz	>900k oz	Stretch Achieved = Total of 974,615 ozs
Former VP Ops Aus 3%
SVP Exp 4%
VP Tech 4%
	Cash Costs per oz $US(1)	CEO 4% CFO 6%	<US$450 and >=US$425	US$390	<US $350	Stretch Achieved = US$284
Former VP Ops Aus 3%
SVP Exp 4%
VP Tech 4%
	All-in Sustaining Costs $US1	CEO 4% CFO 6%	<US $740 and >= US $700	US$670	<US $640	Stretch Achieved = US$568
Former VP Ops Aus 3%
SVP Exp 4%
VP Tech 4%
	Reserves and Resources	CEO 4% CFO 6% Former VP Ops Aus 3% SVP Exp 4%	Replace Resources Converted	Replace Reserves Mined	+10% Reserve Addition or 20% Resource Addition, or New Discovery	Threshold Achieved
VP Tech 4%
	Growth Capital Projects and completion of critical path items	CEO 4% CFO 6% Former VP Ops Aus 3% SVP Exp 4% VP Tech 4%	<10% variance in costs	Budget Achieved of $160M	Material improvement to business realized	Target Achieved = Improvement at Macassa Mine #4 Shaft, Macassa Mine paste plant and thickened tails and Fosterville Mine water treatment commissioned
Total	CEO Total Weighting 20%, CFO Total Weighting 30%; VP Ops Total Weighting 15%; SVP Exploration and VP Tech Services Total Weighting 20%
Divisional and Department	Specific to each Department and/or Division	CEO n/a CFO 20% Former VP Ops Aus 50%
SVP Exp 40%
VP Tech 40%
Individual	Specific to each NEO KPIs set	CEO 40% NEOs 20%

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Safety Leadership Bonus	TMIFR for the year including employees and contractors was 3.7. As a result, each NEO earned an additional 10% with respect to the Safety Leadership Bonus

Note:

(1) See Non-IFRS Measures set out on page 41 of the Company's Annual MD&A for the three and twelve months ended December 31, 2019 filed on www.sedar.com

Divisional or departmental objectives for 2019 included, but were not limited to, the successful completion of various capital projects, cost management, operating cost reduction, achievement of an integrated 2019 mining plan and budget, integrated reporting and financial management, and achievement of exploration drilling budgets based on budgeted costs by operation.

Prior to the year ended December 31, 2019 and early in 2020, the Compensation Committee met various times to consider the Company's performance against the Corporate Objectives, the Operations Objectives, the Divisional/Departmental Objectives and the Individual Objectives. After considering these results, as well as each NEO's performance against his or her individual objectives, the Compensation Committee recommended that the Board approve the following short-term incentive payouts to the CEO and the other NEOs:

2019 CEO Short-Term Incentive Award Results
	Key Performance Indicator	Weightings %	Threshold 80%	Target 100%	Stretch 200%	Results	Bonus %
Corporate	Total Shareholder Return	35%	<50% and >=40%	<60% and >=50%	>=80%	Stretch Achieved	52.5%
	CSR and Sustainability	5%	No charges	Compliance	No charges, no reportable incidents, and permitting completed	Target Achieved	5%
Operations	Production oz	4%	<750 and >=800k oz	820k oz	>900k oz	Stretch Achieved = Total of 974,615 ozs	8%
	Cash Costs per oz $US1	4%	<US$450 and >=US$425	US$390	<US $350	Stretch Achieved = US$284	8%
	All-in Sustaining Costs $US1	4%	<US $740 and >= US $700	US$670	<US $640	Stretch Achieved = US$568	8%
	Reserves and Resources	4%	Replace Resources Converted	Replace Reserves Mined	+10% Reserve Addition or 20% Resource Addition, or New Discovery	Threshold Achieved	3.2%

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	Growth Capital Projects	4%	<10% variance in costs	Budget Achieved of $160M	Material improvement to business realized	Target Achieved = Improvement at Macassa Mine #4 Shaft, Macassa Mine paste plant and thickened tails and Fosterville Mine water treatment commissioned	4%
Individual	Executive Leadership and Oversight	40%				Stretch Achieved	80%
Safety Bonus	Safety Leadership Bonus - Stretch Target Achieved						10%
TOTAL							178.7%

Note:

(1) See Non-IFRS Measures set out on page 41 of the Company's Annual MD&A for the three and twelve months ended December 31, 2019 filed on www.sedar.com

2019 NEO (other than CEO) Short-Term Incentive Results
	Achievement of	Achievement of	Achievement of	Achievement of	Payout %
	Corporate	Operational	Division/Department	Individual
	Objectives	Objectives	Objectives	Objectives +
				Safety Bonus
CFO	Weighting: 30%	Weighting: 30%	Weighting: 20%	Weighting: 20%
	Achievement: 36.3% based on Stretch Target results for TSR and Target results for CSR	Achievement: 37.8% based on Stretch Target results for Production, Cash Costs1, and ASIC1; Target results for Growth Capital Projects; and Threshold results for Reserves and Resources	Achievement: 21% Based on Target and Stretch Target results achieved	Achievement: 23.4% Safety Bonus: 10%	128.7%
Former VP Ops Australia	Weighting: 15% Achievement: 17.5% based on Stretch Target results for TSR and Target results for CSR	Weighting: 15% Achievement: 18.9% based on Stretch Target results for Production, Cash Costs1, and ASIC1; Target results for Growth Capital Projects; and Threshold results for Reserves and Resources	Weighting: 50% Achievement: 55.7% based on Target and Stretch Target results achieved	Weighting: 20% Achievement: 23% based on Stretch Targets Achieved Safety Bonus: 10%	125.1%

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SVP Exploration	Weighting: 20% Achievement: 23.8% based on Stretch Target results for TSR and Target results for CSR	Weighting: 20% Achievement: 25.2% based on Stretch Target results for Production, Cash Costs1, and ASIC1; Target results for Growth Capital Projects; and Threshold results for Reserves and Resources	Weighting: 40% Achievement: 42.4% based on Target and Stretch Target results achieved	Weighting: 20% Achievement: 16% Safety Bonus: 10%	117.4%
VP Technical Services	Weighting: 20% Achievement: 23.8% based on Stretch Target results for TSR and Target results for CSR	Weighting: 20% Achievement: 25.2% based on Stretch Target results for Production, Cash Costs1, and ASIC1; Target results for Growth Capital Projects; and Threshold results for Reserves and Resources	Weighting: 40% Achievement: 40% based on Target results achieved	Weighting: 20% Achievement: 30%	129%

Note:

(1) See Non-IFRS Measures set out on page 41 of the Company's Annual MD&A for the three and twelve months ended December 31, 2019 filed on www.sedar.com

Long-Term Equity

The Compensation Committee believes that granting PSUs and RSUs to key personnel encourages retention and more closely aligns the interests of management with the long-term interests of shareholders. The inclusion of PSUs and RSUs in compensation packages allows the Company to compensate employees without drawing on cash resources. The number of PSUs and RSUs to be granted is based on the relative contribution and involvement of the individual, taking into consideration previous PSUs and RSUs granted.

(a) Performance Share Units

PSUs are intended to increase the alignment of executive risks and rewards by our total shareholder return relative to the Company's peer group. Under the Long Term Incentive Plan, participants are eligible for PSU grants on an annual basis, subject to Board approval.

The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the volume weighted average share price of the Common Shares for the five trading days preceding the date of grant. PSUs vest on the date on which the performance period ends. The number of PSUs that vest is based on the performance of the Company compared to the constituents on the S&P/TSX Global Gold Index as measured over a three-year performance period ending December 31. The number of PSUs that vest at the end of the performance period ranges from 0% to 200% of the initial grant, depending on the Company's TSR compared to the S&P/TSX Global Gold Index at the end of the performance period. The Company's performance is then ranked on a percentile basis relative to the other constituents of the S&P/TSX Global Gold Index. Based on the Company's percentile ranking, all awards granted prior to

71

January 1, 2020 apply the below Payout Factor.

2019 Payout Factor
Percentile	Payout Factor
Above the 95th percentile	200%
Above the 90th percentile	150%
Above the 80th percentile	125%
Between the 40th to the 80th percentile	100%
Between the 25th to the 40th percentile	50%
Below the 25th percentile	Nil

Subsequent to the year ended December 31, 2019, the Payout Factor applicable to PSUs was amended as follows:

2020 Payout Factor
Percentile	Payout Factor
Above the 80th percentile	200%
Between the 35th to the 80th percentile	Linear Calculation
Below the 35th percentile	Nil

PSUs may be paid in cash, Common Shares or some combination thereof, at the discretion of the Board. PSUs which vested as of December 31, 2019 were paid to all eligible participants in cash and no Common Shares were issued in settlement of these PSUs.

(b) Restricted Share Units

Under the Long Term Incentive Plan, participants are eligible to receive RSU grants on an annual basis, subject to Board approval.

The number of RSUs granted to the NEOs is based on a target award as a percentage of salary divided by the volume weighted average trading price of the Common Shares for the five trading days preceding the date of grant. RSUs vest on the date on which the performance period ends, which is generally three years from the date of grant. On the vesting date, at the discretion of the Board, the participant will be entitled to receive a payment in cash, an issuance of Common Shares from treasury or some combination thereof based on the market price of the Common Shares on the date of vesting multiplied by the number of RSUs held. The market price used to determine any payment on the date of vesting is equal to the five-day volume weighted average trading price of the Common Shares ending on the last trading date immediately before the date of vesting.

In 2019, following the review of the Company's Benchmark Group and compensation analysis conducted by Mercer, it was determined that the Company's Long Term Incentive Plan award weightings were below market compared to the opportunities awarded to executives within the Company's Benchmark Group. In order to further increase the at-risk pay component of the Company's compensation program, following such review, upon the recommendation of the Compensation Committee, for 2020, the Board approved an increase to Long Term Incentive Plan awards as a percentage of salary, allocating an equal number of RSUs and PSUs (50% weighting of each) as further set out below. There were no increases to Long Term Incentive Plan award incentives to any NEOs approved for 2019 and 2019 grants remained consistent with Long Term Incentive Plan awards for 2018.

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2019 Long Term Incentive Plan Awards
Executive	Long Term Incentive Plan Awards (% of Salary)
Anthony Makuch, President and CEO	200%
David Soares, CFO	100%
Ian Holland, former Vice President, Australian Operations	85%
Eric Kallio, Senior Vice President, Exploration	75%
Natasha Vaz, Vice President, Technical Services	75%

2020 Long Term Incentive Plan Awards
Executive	Long Term Incentive Plan Awards (% of Salary)
Anthony Makuch, President and CEO	200%
David Soares, CFO	110%
Ian Holland, former Vice President, Australian Operations	100%
Eric Kallio, Senior Vice President, Exploration	100%
Natasha Vaz, Vice President, Technical Services	85%

(c) Stock Options

Following the Newmarket Arrangement (as defined below), the stock option plan of Newmarket Gold Inc. ("Newmarket") was adopted as the stock option plan of the Company, subject to certain amendments (the "Stock Option Plan"). The Stock Option Plan, as amended, was last approved by shareholders of the Company on May 4, 2017.

During the years ended December 31, 2017, December 31, 2018 and December 31, 2019, the Company did not grant any stock options pursuant to the Stock Option Plan ("Options") to any NEOs, directors, officers, employees or consultants of the Company and no Options are currently outstanding under the Stock Option Plan. On the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, on May 29, 2020, the Board determined to formally terminate the Stock Option Plan.

Pension, Benefits and Perquisites

Kirkland Lake Gold provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. In addition, certain executives are provided with monthly car allowances. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees.

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The Company has a defined contribution pension plan which is offered to all employees. During the year ended December 31, 2019, the Company contributed 6% of each plan member's base salary while actively employed.

The amounts reported in the table below show the combined defined contribution account balances for the defined contribution plan for each of the NEOs who were entitled to receive contributions at the start of the year and at the end of the year, as well as the contributions made to the plans in the year. Specifically, as an Australian resident, Mr. Holland did not participate in the plan.

Executive	Value at December 31, 2018 ($)	Company Contributions during 2019 ($)	Accumulated Value at December 31, 2019(1) ($)
Anthony Makuch, President and CEO	50,984	26,500	87,499
David Soares, CFO(2)	n/a	22,312	23,386
Eric Kallio, SVP Exploration	2,589	21,000	25,433
Natasha Vaz, Vice President, Technical Services(3)	n/a	9,000	9,351

Notes:

(1) Includes non-compensatory changes including interest.

(2) Mr. Soares joined the Company's defined contribution plan in February 2019. Accordingly, no pension plan value was accumulated for Mr. Soares during the year ended December 31, 2018.

(3) Ms. Vaz joined the Company effective April 15, 2019 and, as a result, did not participate in the defined contribution plan until 2019. The amount for Ms. Vaz is prorated to her effective date of employment.

Mix of Pay

The 2019 target compensation mix and at-risk pay for the CEO and the other NEOs is shown in the charts below and is based on 2019 base salaries, target short-term incentive plan and LTIP award values in terms of percentage of salary. Following a review conducted by Mercer, effective 2018, the pay mix for the CEO and other NEOs was revised to include a greater at-risk component. In 2018 and in 2019, 75% of the CEO's compensation was at-risk. For 2019, 66% of the CFO's compensation was at risk; 63% of the SVP Exploration's compensation was at risk; and 62% of the VP Technical Service's compensation was at risk.

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CEO Pay Mix

Base
25%
STIP
25%
LTIP
50%

CFO Pay Mix

Base
34%
STIP
28%
LTIP
38%

SVP Exploration Pay Mix

Base
37%
STIP
27%
LTIP
36%

VP Technical Services Pay Mix

Base
38%
STIP
29%
LTIP
33%

Minimum Equity Ownership Guidelines for Executives

Subsequent to the year ended December 31, 2019, the Company introduced minimum equity ownership guidelines for senior executives of the Company, pursuant to which all officers of the Company are required to have an equity interest in the Company equal to at least two times the amount of their annual base salary, which may be achieved through the acquisition of RSUs and PSUs granted based on acquisition value and Common shares held based on current market price. Due to the volatility of the gold market, acquisition value for RSUs and PSUs was determined to be the appropriate basis of calculation for the senior executives' equity ownership requirement. Minimum ownership requirements must be met by each senior executive of the Company by the later of (i) three years from the date of adoption of the minimum equity ownership requirements by the Board and (ii) three years after the appointment of the senior officer to the Company. Currently, each of the Company's senior executives are on track to meet the minimum equity ownership requirements by the date required.

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Name	Date of Appointment	RSU and PSU Acquisition Value to date ($)	Number and Value of Common Shares held(1)	Meets Requirement
Anthony Makuch, President and CEO	November 30, 2016	5,320,000	64,843 Shares $3,381,562	Yes √
David Soares, CFO	November 20, 2018	1,319,154	Nil	Yes √
EricKallio, SVP Exploration	July 30, 2018	945,000	Nil	Yes √
Natasha Vaz, Vice President, Technical Services	April 15, 2019	480,000	Nil	On Track √

Note:

(1) Total Common Share value calculated based on the closing price of the Common Shares on the TSX on May 28, 2020, being $52.15.

Compensation Risk Oversight and Assessment

The Company has engaged external consultants to conduct a review of certain risks associated with its compensation policies and believes the current structure of the Company's executive compensation arrangements is focused on long- term value and is designed to correlate to the long-term performance of the Company, which includes, but is not limited to, performance of its share price. As a result, a significant portion of the Company's compensation plan is focused on at-risk pay to ensure alignment of the Company's NEOs with the Company's overall long-term performance. The Board is of the view that using measurable production targets and having a cap within the annual incentive plan inherently incentivizes the Company's employees to create long-term, sustainable value for shareholders while managing compensation risk. Further, the Board is looking to strengthen its current structure of executive and director compensation through the incentive plans which will serve to further align shareholder value in keeping with the long- term performance of the Company while providing additional flexibility to address any compensation-related risks.

Financial Instruments

The Company does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Company as of the date of hereof, no director or NEO of the Company has participated in the purchase of such financial instruments.

Performance Graph

The following graph compares and tracks the effect of $100 invested in common shares of Crocodile Gold Inc. ("Crocodile Gold"), a predecessor of the Company, on December 31, 2014 against the total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

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	Dec 31 2014	Dec 31 2015	Dec 31 2016	Dec 31 2017	Dec 31 2018	Dec 31 2019
Kirkland Lake Gold Ltd.	100	228.66	2,299.66	6,312.59	11,662.07	18,751.04
S&P/TSX Composite Index	100	91.68	111.01	121.11	110.34	135.59
S&P/TSX Gold Index	100	86.97	128.49	125.92	117.88	167.99

Note:

(1) Share data for 2014 is for Crocodile Gold, a predecessor of the Company. Share data for 2015 is for Newmarket and accounts for the exchange ratio under the business combination of Crocodile Gold Share data for 2016 and 2017 is for Kirkland Lake Gold and accounts for the Consolidation (as hereinafter defined).

On November 30, 2016, the Company combined with Kirkland Lake Gold Inc. ("Old Kirkland Lake Gold") pursuant to a plan of arrangement under the Canada Business Corporations Act, as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company (the "Newmarket Arrangement"). In connection with the Newmarket Arrangement, the Company changed its name from "Newmarket Gold Inc." to "Kirkland Lake Gold Ltd.".

In connection with the Newmarket Arrangement, the Company completed a consolidation of its Common Shares on the basis of 0.475 (for each Common Share then outstanding) (the "Consolidation").

In the year ended December 31, 2017, the Compensation Committee engaged Mercer in order to review the compensation policies of the Company to become effective for the year ended December 31, 2018.

On November 25, 2019, the Company announced it had entered into a definitive agreement to acquire all of the issued and outstanding common shares of Detour on the basis of 0.4343 of a Common Share for each common share of Detour held (the "Exchange Ratio") pursuant to a plan of arrangement under the OBCA. The Detour Arrangement was completed on January 31, 2020.

The Company's executive compensation strategy is designed to align the Company's interests with both the short- and long-term interests of shareholders. The Company has developed a comprehensive compensation strategy with the following goals: (i) providing compensation levels that are competitive with comparator group companies in the mining industry; (ii) linking executive compensation to corporate performance and the creation of shareholder value, including through at-risk compensation; (iii) rewarding achievement of corporate and individual performance objectives; and (iv) promoting internal equity and disciplined assessment of performance.

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Summary Compensation Table

The following table provides information regarding compensation earned by the NEOs for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Name and principal position	Year	Salary or Fee ($)	Share- based awards ($)(4)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compensation ($)(3)	Total compensation ($)
					Annual	Long-term
					incentive	incentive
					plans(2)	plans
Anthony P.	2019	940,000	1,820,000	Nil	1,679,780	Nil	26,500	239,038	4,705,318
Makuch(5)	2018	910,000	1,619,998	Nil	1,730,820	Nil	26,500	65,555	4,352,873
President and Chief Executive	2017	810,000	1,295,994	Nil	1,539,000	Nil	27,000	38,371	3,710,365
Officer
Davis Soares(6)	2019	425,000	425,000	Nil	437,410	Nil	22,312	18,673	1,328,395
Chief Financial	2018	53,125	426,673	Nil	42,500	Nil	n/a	2,735	525,033
Officer	2017	n/a	n/a	Nil	n/a	n/a	n/a	n/a	n/a
Ian Holland(7)	2019	355,680	318,750	Nil	333,717	Nil	Nil	19,250	1,027,397
Former Vice	2018	342,000	306,004	Nil	315,879	Nil	Nil	18,504	982,387
President, Australian	2017	319,200	298,481	Nil	206,682	Nil	Nil	56,883	881,246
Operations
Eric Kallio (8)	2019	350,000	297,500	Nil	308,044	Nil	21,000	13,943	990,487
SVP Exploration	2018	150,000	297,500	Nil	346,359	Nil	3,500	1,229	798,588
	2017	n/a	n/a	Nil	n/a	n/a	Nil	n/a	n/a
Natasha Vaz (9)	2019	213,656	225,000	Nil	217,603	Nil	9,000	816,075	1,481,334
Vice President,	2018	n/a	n/a	Nil	n/a	Nil	n/a	n/a	n/a
Technical Services	2017	n/a	n/a	Nil	n/a	Nil	n/a	n/a	n/a

Notes:

(1) None of the NEOs of the Company were granted any Options during the financial years ended December 31, 2019, 2018 and 2017, respectively.

(2) Relates to short-term annual incentives paid as cash bonuses. Cash bonuses relating to the year ended December 31, 2019 were paid in February 2020. Short-term incentive cash awards payable to each NEO were calculated in accordance with the Company KPIs approved by the Board at the beginning of the year. See "Short-Term Incentives (Annual Cash-Based Incentives)" set out above for the individual 2019 scorecard results.

(3) Included in this amount are amounts paid by the Company pursuant to its benefits, health and medical insurance plans and a vehicle allowance fee which is paid as part of the Company's executive perquisite plan. Included in this amount for Mr. Makuch is a $29,900 cash fee representing the difference of the maximum contribution amount and 6% of Mr. Makuch's base salary which is contributed in accordance with the Company's defined contribution

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pension plan and $177,431 vacation payout to Mr. Makuch for unused vacation. Included in this amount for Mr. Holland are superannuation contributions paid in Australia.

(4) The figures represent the fair value of the RSUs and PSUs that were granted under the Long Term Incentive Plan using the various grant dates set out below, being the five-day volume weighted average trading price of the Common Shares on the TSX prior to the date of grant, as applicable. Grants in any one year are based on the base salary earned in the year prior. For greater certainty, RSU and PSU grants under the LTIP reported in 2019 are based off of the base salary amounts reported in 2018.

Participant	Date of Grant	Fair Value
CEO	January 1, 2019	$34.32
	January 1, 2018	$18.99
	January 1, 2017	$6.95
CFO	January 1, 2019	$34.32
	November 20, 2018	$24.94
Former VP Ops Australia	January 1, 2019	$34.32
	January 1, 2018	$18.99
	June 19, 2017	$10.55
	January 1, 2017	$6.95
SVP Exploration	January 1, 2019	$34.32
	August 13, 2018	$25.39
VP, Technical Services	April 22, 2019	$42.03

These amounts do not reflect the amounts which would be paid upon vesting, being approximately three years from the date of grant. See "Value Vested or Earned During the Year" for actual payout of 2017 RSUs and PSUs. Fair value of PSUs has been calculated using a Payout Factor of 100%. See "Long Term Incentives - Performance Share Units and Restricted Share Units" for the terms and Payout Factors applicable to these awards.

(5) Mr. Makuch does not receive any compensation in his capacity as a director of the Corporation.

(6) Mr. Soares was appointed the Chief Financial Officer of the Company effective November 20, 2018. Compensation reported in 2018 relates to compensation received for a portion of the month of November and the month of December only.

(7) Mr. Holland was promoted to the position of Vice President, Australian Operations effective June 19, 2017. Previously, Mr. Holland acted as the General Manager of the Fosterville Mine from 2010 to 2017. Subsequent to the year ended December 31, 2019, Mr. Holland ceased as the Vice President, Australian Operations. Other than with respect share-based awards, all amounts paid to Mr. Holland during the financial years ended December 31, 2019, 2018 and 2017 were are paid in Australian dollars and for the purposes of the above compensation table, have been converted to Canadian dollars using the exchange rate as of December 31, 2019 being A$1.00=$0.912.

(8) Mr. Kallio was appointed the Senior Vice President effective July 30, 2018. Compensation received in 2018 reflects salary received for the five-month period.

(9) Ms. Vaz was appointed the Vice President, Technical Services effective April 15, 2019. As a result, salary earned for Ms. Vaz is reflective of the applicable eight-month period in 2019. During the year ended December 31, 2019, Ms. Vaz was granted a special one-time hiring bonus in the amount of $803,400.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each NEO outstanding as of December 31, 2019.

Name	Option-based Awards(1)				Share-based Awards
	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of RSUs and PSUs that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Anthony P. Makuch President and Chief Executive Officer	Nil	N/A	N/A	N/A	69,166 RSUs	3,907,879	Nil
					69,166 PSUs	3,907,879
David Soares Chief Financial Officer	Nil	N/A	N/A	N/A	14,745 RSUs	833,093	Nil
					14,745 PSUs	833,093
Ian Holland Former Vice President, Australian Operations	Nil	N/A	N/A	Nil	12,700 RSUs	717,550	Nil
					12,700 PSUs	717,550
Eric Kallio SVP Exploration	Nil	N/A	N/A	Nil	10,193 RSUs	575,905	Nil
					10,193 PSUs	575,905
Natasha Vaz Vice President, Technical Services	Nil	N/A	N/A	Nil	2,677 RSUs	151,251	Nil
					2,677 PSUs	151,251

Notes:

(1) None of the NEOs held any Options as at the year ended December 31, 2019.

(2) Represents the aggregate market value of PSUs and RSUs issued to Mr. Makuch, Mr. Soares, Mr. Holland and Mr. Kallio in 2018 and 2019 and the awards granted to Ms. Vaz in 2019 calculated based on the five-day volume weighted average trading price of the Common Shares on the TSX as of December 31, 2019, being $56.50. PSUs which vest in 2020 and 2021 have been calculated using a Payout Factor of 100%. The RSUs and PSUs will vest on December 31, 2020 and December 31, 2021 for Mr. Makuch, Mr. Soares, Mr. Holland, and Mr. Kallio and on December 31, 2021 for Ms. Vaz. Actual amounts will vary depending on the performance of the Company to such dates. See "Long Term Incentive Plan - Performance Share Units and Restricted Share Units" for the applicable terms of such awards. See below "Value Vested or Earned During the Year" for the value of Share Units which were vested to Mr. Makuch and Mr. Holland the year ended December 31, 2019.

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Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each NEO for the year ended December 31, 2019.

Name	Option-based Awards - Value vested during the year ($)(1)	Share-based Awards - Value vested during the year ($)(2)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)(3)
Anthony P. Makuch President and Chief Executive Officer	N/A	15,803,671	1,820,000
David Soares Chief Financial Officer	N/A	N/A	425,000
Ian Holland Former Vice President, Australian Operations	N/A	2,666,065	318,750
Eric Kallio SVP Exploration	N/A	N/A	297,500
Natasha Vaz Vice President, Technical Services	N/A	N/A	225,000

Notes:

(1) None of the NEOs hold any Options. This amount is calculated based off a percentage of base salary from the year prior. For greater clarity, awards granted in 2019 were based off of base salaries reported in 2018.

(2) The value is based on the number of Share Units that vested during the year pursuant to the Company's Long Term Incentive Plan. Mr. Makuch held 93,237 restricted share units and 93,237 performance share units which vested on December 31, 2019 and were paid in cash in January 2020. Mr. Holland held 15,729 restricted shares units and 15,729 performance share units which vested on December 31, 2019 with an entitlement date of January 2, 2020. The performance share units paid were based on a Payout Factor of 200%. The value of these awards is calculated based on the five-day volume weighted average trading price of the Common Shares on the TSX prior to the vesting date, being $56.50.

(3) Based on grant value of RSUs and PSUs granted to each NEO, other than Ms. Vaz, at a grant price of $34.324 per Common Share granted on January 1, 2019 and a grant price of $42.03 per Common Share granted to Ms. Vaz on April 22, 2019. PSUs calculated using a Payout Factor of 100%.

Pension Plan Benefits

The Company has a defined contribution pension plan which is offered to all employees. During the year ended December 31, 2019, the Company contributed 6% of each plan member's base salary while actively employed.

Termination and Change of Control Benefits

Upon hire or promotion, all members of the senior executive team enter into an agreement with the Company relating to their employment for an indefinite period. The employment agreements set out compensation terms for the executive, along with additional terms and conditions of employment. In general, the employment agreements will provide for:

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• Base salary

• Percentage participation in the short-term incentive plan

• Percentage participation in the long-term incentive plan

• Percentage contribution by the Company to the pension plan on behalf of the senior executive team

• Outline of benefits and applicable prerequisites

In addition, the employment agreements include various restrictions on disclosure of confidential information, competing against the Company and restrictions on non-solicitation in the event the executive is terminated or resigns from their position.

Compensation on Termination Without Cause or Termination Following a Change of Control

The tables below outline the compensation payable to the NEOs in the event of termination without cause by the Company, a termination following a Change of Control (as defined below), or the resignation of an executive following a Triggering Event (as defined below). The below also includes the compensation to the NEOs in the event the executive's employment is terminated or the executive is subject to a Triggering Event within 12 months of a Change of Control of the Company.

"Change of Control" means the occurrence of any one or more of the following events:

(i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and another company or other entity, as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(ii) any person, entity or group of persons of entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of voting securities of the Company which, when added to the voting securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror and/or affiliates of the Acquiror (as such terms are defined in the OBCA) to cast or to direct the casting of 50% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and the subsidiaries thereof as at the end of the most recently completed financial year of the Company or (B) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and the subsidiaries thereof, to any person or group of persons (other than one or more subsidiaries of the Company), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be; or

(iv) the Board adopts a resolution to the effect that a Change of Control has occurred or is imminent.

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"Triggering Event" means a material adverse change to any of the executive's duties, powers, rights, title, or salary, as they existed immediately prior to a Change of Control, which occurs without the executive's written agreement.

Provision	Termination Without Cause	Termination Following Change of Control (including 12 months following a Change of Control or if a Triggering Event occurs)
Lump sum severance payment equal to the aggregate of:

CEO:

Two times:

base salary; and the greater of the target bonus and average bonus paid in the preceding year; unpaid salary and the greater of target bonus and bonus paid in the preceding year prorated to the date of termination with respect to the final year of employment.

NEOs:

Base salary; and the greater of the target bonus and average bonus paid in the preceding year; unpaid salary and the greater of target bonus and bonus paid in the preceding year prorated to the date of termination with respect to the final year of employment.

CEO:

Two times:

base salary; and the greater of the target bonus and average bonus paid in the preceding year; unpaid salary and the greater of target bonus and bonus paid in the preceding year prorated to the date of termination with respect to the final year of employment.

NEOs:

Two times:

base salary; and the greater of the target bonus and average bonus paid in the preceding year; and the greater of target bonus and bonus paid in the preceding year prorated to the date of termination with respect to the final year of employment.

Benefits:	Elect to receive continued coverage under the Company's health and medical plans for a period of 12 months from the date of termination or, alternatively receive a lump sum in lieu of benefits.	Elect to receive continued coverage under the Company's health and medical plans for a period of 12 months from the date of termination or, alternatively receive a lump sum in lieu of benefits.
RSUs and PSUs:	All RSUs and PSUs which have not vested will be forfeited by the executive and cancelled effective the termination date

All RSUs and PSUs will immediately vest on the date of the Change of Control or the date of the Triggering Event, as applicable, based on a revised Performance Period which will be measured over the period from the date of grant to the date of the Change of Control. Accordingly, RSUs and PSUs will remain tied to the performance of the Company following such termination.

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In the event of a termination for cause, members of the senior executive team are not entitled to receive any severance payments, all entitlements to bonus payments are lost, benefits are terminated and all rights and entitlements to outstanding RSUs and PSUs are forfeited.

Compensation on Retirement or Death

Provision	Retirement	Death
Salary	All NEOs: Unpaid salary and accrued vacation pay to date of termination.	All NEOs: Unpaid salary and accrued vacation pay to date of termination.
Pension and Benefits:	All NEOs: Health and medical benefits cease effective the date of retirement. Pension benefits cease and NEOs retain accumulated value to the date of retirement.	All NEOs: Health and medical benefits cease, pension benefits cease as of the date of death and accumulated value to date is assumed by beneficiary.
RSUs and PSUs:

Retirement under the LTI Plan requires that participants attain an age of 60 years old and upon retirement from the Company will not be employed for any period greater than 20 days in any

60 day period. Upon satisfaction of such criteria, participants will not be entitled to receive any new grants under the LTIP, however, existing RSUs and PSUs held will continue to vest in accordance with their terms or shall vest immediately on the date of retirement, at the discretion of the Board.

All RSUs and PSUs will immediately vest on the date of death.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the current NEOs pursuant to the above noted agreements in the event of termination without cause or after a Change in Control (assuming such termination or Change in Control was effective as of December 31, 2019) are detailed below:

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Named Executive Officer	Termination Without Cause ($)	Termination on a Change of Control ($)
Anthony Makuch, CEO
Salary and Quantified Benefits	$1,880,000	$1,880,000
Bonus	$3,359,560	$3,359,560
Total	$5,239,560	$5,239,560
David Soares and CFO
Salary and Quantified Benefits	$425,000	$850,000
Bonus	$437,410	$874,820
Total	$862,410	$1,724,820
Ian Holland
Salary and Quantified Benefits	$355,680	$711,360
Bonus	$333,717	$667,434
Total	$689,397	$1,378,794
Eric Kallio Salary and Quantified Benefits Bonus Total	$350,000 $308,044 $658,044	$700,000 $616,088 $1,316,088
Natasha Vaz
Salary and Quantified Benefits	$300,000	$600,000
Bonus	$225,000	$450,000
Total	$525,000	$1,050,000

Subsequent to the year ended December 31, 2019, in February 2020, following the independent compensation review completed by Mercer and upon recommendation of the Compensation Committee, and the CEO, where applicable, the Board approved various increases to base salaries as set out below.

2020 NEO Salary Increases
	2019 Base Salary	2020 Base Salary	% Increase
Anthony Makuch, President and CEO	$940,000	$1,354,000	44%
David Soares, CFO	$425,000	$510,000	20%
Ian Holland, Former VP Ops Aus	$355,680	n/a	n/a
Eric Kallio, SVP Exploration	$350,000	$360,500	3%
Natasha Vaz, VP, Technical Services	$300,000	$350,000	17%

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Director Compensation

For the year ended December 31, 2019 the following compensation was paid to the directors of the Company:

2019 Board Fees
Compensation Element	Value
Annual fees for acting as Chair of the Board	$113,400
Annual fees for acting as a member of the Board	$90,000
Annual fees for acting as Chair of the Audit Committee	$25,000
Annual fees for acting as Chair of the Compensation Committee	$20,000
Annual fees for acting as Chair of all other Committees	$15,000
Meeting fee per Board meeting	$1,500
Meeting fee for each additional Committee in addition to regularly scheduled quarterly Committee meeting which coincide with quarterly Board meetings	$1,500
Travel fee for each Board member who is required to travel greater than four hours (one way) to attend a Board or Committee meeting in person	$1,000

Subject to the discretion of the Board, independent Board members are entitled to an annual grant of DSUs in accordance with the terms of the DSU Plan - See "Equity Based Compensation Plans - Deferred Share Unit Plan".

Equates to $90,000

In addition, for the year ended 2019, directors could elect to allocate a percentage of their annual fees to be awarded in DSUs to be payable on a quarterly basis in accordance with the terms of the DSU Plan. During the year ended 2019, Mr. Sprott elected to receive all of his annual fees as Chair in DSUs and Mr. Gill elected to receive half of his annual retainer fees as a director in DSUs.

In conjunction with the independent director compensation and Benchmark Group review which was completed by Mercer in February 2020, the Compensation Committee retained Mercer to complete an independent review of the Company's Board and Committee fees. As a result of such review, the following Board and Committee fees were approved for the year ended December 31, 2020:

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2020 Board Fees
Compensation Element	Value
Annual fees for acting as Chair of the Board	$100,000
Annual fees for acting as a member of the Board	$100,000
Annual fees for acting as Chair of the Audit Committee	$35,000
Annual fees for acting as Chair of the Compensation Committee	$25,000
Annual fees for acting as Chair of all other Committees	$15,000
Meeting fee per Board meeting	$2,000
Meeting fee for each additional Committee in addition to regularly scheduled quarterly Committee meeting which coincide with quarterly Board meetings	$2,000
Travel fee for each Board member who is required to travel greater than four hours (one way) to attend a Board or Committee meeting in person	$1,500

Subject to the discretion of the Board, independent Board members are entitled to an annual grant of DSUs in accordance with the terms of the DSU Plan - See "Equity Based Compensation Plans - Deferred Share Unit Plan".

Equates to $100,000

Subject to the discretion of the Board, the Chair of the Board is entitled to an annual grant of DSUs in accordance with the terms of the DSU Plan - See "Equity Based Compensation Plans - Deferred Share Unit Plan".

Equates to $200,000

Director Compensation Table

The following table provides information regarding compensation paid to each of the Company's directors (who is not also a NEO) during the financial year ended December 31, 2019.

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Name	Fees earned ($)(1)	Share-based awards ($)(2)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Jonathan Gill(2)(4)	137,917	150,000	Nil	Nil	Nil	Nil	287,917
Arnold Klassen	136,333	90,000	Nil	Nil	Nil	Nil	226,333
Pamela Klessig(5)	108,500	90,000	Nil	Nil	Nil	Nil	198,500
Jeffrey Parr	156,333	90,000	Nil	Nil	Nil	Nil	246,333
Barry Olson(4)	132,000	90,000	Nil	Nil	Nil	Nil	222,000
Eric Sprott(2)(6)	Nil	141,750	Nil	Nil	Nil	Nil	141,750
Raymond Threlkeld(5)	125,000	90,000	Nil	Nil	Nil	Nil	215,000

Notes:

(1) All fees awarded, earned paid, or payable in cash for services as a director and retainer fees, including annual retainer fees, any committee, chair, travel, and meeting fees received from the Company.

(2) The figures represent the value of the DSUs granted to non-executive directors based on the five-day volume weighted average trading price of the Common Shares on the TSX prior to the date of grant, being January 1, 2019 for all directors. In addition, Mr. Sprott elected to receive all of his annual fees as DSUs and Mr. Gill elected to receive half of his fees as DSUs, which were paid at the end of each quarter, based on the five-day volume weighted average trading price of the Common Shares on the TSX prior to the end of the quarterly period.

(3) No Options were granted during the year ended December 31, 2019.

(4) Members of the Technical Committee are entitled to receive an additional per diem fee of $1,500 per day for additional services performed in carrying out the mandate of the Technical Committee. As members of the Technical Committee, Mr. Gill and Mr. Olson were paid certain additional per diem fees during the year ended December 31, 2019.

(5) Mr. Threlkeld and Ms. Klessig retired from the Board effective January 31, 2020.

(6) Mr. Sprott retired from the Board effective May 7, 2019. Accordingly, the compensation noted above for Mr. Sprott reflect the fees earned by Mr. Sprott up to May 7, 2019.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each director (who is not also a NEO) outstanding as of December 31, 2019.

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of DSUs that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Raymond Threlkeld	N/A	N/A	N/A	N/A	20,311	1,162,602	N/A
Jonathan Gill(3)	N/A	N/A	N/A	N/A	23,146	1,324,877	N/A

MANAGEMENT INFORMATION CIRCULAR	88

Name	Option-based Awards				Share-based Awards(5)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of DSUs that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Arnold Klassen(3)	N/A	N/A	N/A	N/A	20,311	1,162,602	N/A
Pamela Klessig(3)	N/A	N/A	N/A	N/A	30,400	1,740,096	N/A
Jeffrey Parr(3)	Nil	N/A	N/A	N/A	30,400	1,740,096	N/A
Barry Olson(3)	Nil	N/A	N/A	N/A	30,400	1,740,096	N/A
Eric Sprott(3)	Nil	N/A	N/A	N/A	Nil	N/A	N/A

Notes:

(1) See below table "Value Vested or Earned During the Year" for stock options exercised by Mr. Parr, Mr. Olson, and Mr. Sprott. These stock options were granted under and continue to be governed by and subject to the terms of the Old Kirkland Lake Gold Omnibus Incentive Plan in accordance with the terms of the Newmarket Arrangement. Following the completion of the Newmarket Arrangement, no further stock options can be granted under the Old Kirkland Lake Gold Omnibus Incentive Plan.

(2) Based on the closing price of the Common Shares on the TSX as of December 31, 2019, being $57.24. No DSU payments were made to any director during the year ended December 31, 2019 other than to Mr. Sprott who retired from the Board effective May 7, 2019.

(3) Deferred share units awarded to Ms. Klessig, Mr. Parr, Mr. Olson, and Mr. Sprott include deferred share units granted under the Old Kirkland Lake Gold Omnibus Incentive Plan and DSUs awarded under the DSU Plan. Following the completion of the Newmarket Arrangement, no further deferred share units can be granted under the Old Kirkland Lake Gold Omnibus Incentive Plan. All DSUs awarded to Mr. Gill, Mr. Klassen, and Mr. Threlkeld were awarded under the DSU Plan and all grants made from January 1, 2018 onwards were made pursuant to the DSU Plan.

Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each director for the year ended December 31, 2019.

Name	Option-based Awards - Value vested during the year ($)(1)	Share-based Awards - Value vested during the year ($)(2)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Raymond Threlkeld	N/A	N/A	N/A
Jonathan Gill	N/A	N/A	N/A
Arnold Klassen	N/A	N/A	N/A
Pamela Klessig	N/A	N/A	N/A

MANAGEMENT INFORMATION CIRCULAR	89

Name	Option-based Awards - Value vested during the year ($)(1)	Share-based Awards - Value vested during the year ($)(2)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Jeffrey Parr	5,695,387	N/A	N/A
Barry Olson	8,150,623	N/A	N/A
Eric Sprott	6,238,583	1,592,857	N/A

Notes:

(1) The value is based on the number of stock options that were exercised during the year and calculated based on the difference between the market price of the Common Shares on the TSX on the vesting date and the exercise price of the options. These stock options were granted under and continue to be governed by and subject to the terms of the Old Kirkland Lake Gold Omnibus Incentive Plan in accordance with the terms of the Newmarket Arrangement. Following the completion of the Newmarket Arrangement, no further stock options can be granted under the Old Kirkland Lake Gold Omnibus Incentive Plan.

(2) Upon his retirement from the Board in May 2019, 37,027 DSUs were paid out to Mr. Sprott effective May 8, 2019. No other share-based payments were vested during the year ended December 31, 2019. Subsequent to the year ended December 31, 2019, Mr. Threlkeld and Ms. Klessig retired from the Board effective January 31, 2020 and 22,081 and 32,170 DSUs were paid out, respectively, in February 2020 based on the five-day volume weighted average trading price of the Common Shares on the TSX prior to date of retirement, being $54.79.

Minimum Equity Ownership Requirement for Directors

Subsequent to the year ended December 31, 2016, the Board adopted a minimum share ownership requirement for directors, pursuant to which all non-executive directors are required to have an equity interest in the Company equal to at least three times the amount of their annual aggregate cash retainer and fees, which may be achieved through the acquisition of DSUs granted based on acquisition value and Common Shares held based on current market price. Due to the volatility of the gold market, acquisition value for DSUs was determined to be the appropriate basis of calculation for the directors' equity ownership requirement. Minimum ownership requirements must be met by each non-executive director by the later of (i) three years from the date of adoption of the minimum equity ownership requirements by the Board and (ii) three years after the first election or appointment of the director to the Board. Currently, each of the non- executive directors is on track to meet the minimum equity ownership requirements by the date required.

Name	Date of Appointment	DSU Grant Value to date ($)	Number and Value of Common Shares held(1)	Meets Requirement
Jonathan Gill	November 30, 2016	$382,500	N/A	Yes √
Peter Grosskopf	February 24, 2020	$85,246	N/A	On Track √
Ingrid Hibbard	February 24, 2020	$85,246	22,175 $1,156,426	Yes √
Arnold Klassen	November 30, 2016	$270,000	15,000 $782,250	Yes √
Elizabeth Lewis-Gray	September 25, 2019	$123,918	N/A	On Track √

MANAGEMENT INFORMATION CIRCULAR	90

Name	Date of Appointment	DSU Grant Value to date ($)	Number and Value of Common Shares held(1)	Meets Requirement
Jonathan Gill	November 30, 2016	$382,500	N/A	Yes √
Barry Olson	November 30, 2016	$270,000	5,650 $294,647	Yes √
Jeffrey Parr	November 30, 2016	$270,000	19,790 $1,032,048	Yes √

Notes:

(1) Total Common Share value calculated based off the closing share price of the Company's Common Shares as of May, 28, 2019, being $52.15.

Director and Officer Liability Insurance

The Company has purchased and maintains, for the benefit of the Company and its directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company. The following are particulars of such insurance:

(i) the limit of liability is US$160 million per claim and per policy period;

(ii) the cost of coverage in place as at December 31, 2019 was US$1,087,924, which includes costs associated with run-off insurance purchased with respect to predecessor entities. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(iii) directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2019.

MANAGEMENT INFORMATION CIRCULAR	91

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company were authorized for issuance as of December 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding option or share unit award	Weighted-average price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans(5)
Equity compensation plans approved by securityholders	218,489 stock options(1) 540,828 RSUs(2) 1,023,546 PSUs(3) 155,377 DSUs(4) Total: 1,938,240	$4.44 for stock options N/A for Share Units	9,591,107
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	218,489 stock options(1) 540,828 RSUs(2) 1,023,546 PSUs(3) 155,377 DSUs(4) Total: 1,938,240	$4.44 for stock options N/A for Share Units	9,591,107

Notes:

(1) Represents the number of Common Shares reserved for issuance upon exercise of the denoted 44,936 outstanding options issued pursuant to and in accordance with the Old Kirkland Lake Gold Omnibus Incentive Plan and 173,553 outstanding options issued pursuant to and in accordance with the St Andrew Goldfields Option Plan (as defined below). As at December 31, 2019, there were no Options outstanding under the Stock Option Plan and on May 28, 2020, the Board determined to formally terminate the Stock Option Plan.

(2) Represents the number of Common Shares reserved for issuance upon maturity of the denoted outstanding RSUs in accordance with the terms of the Long Term Incentive Plan.

(3) Represents the maximum number of Common Shares reserved for issuance upon maturity of the denoted outstanding PSUs in accordance with the terms of the Long Term Incentive Plan, assuming a maximum Payout Factor of 200%.

(4) Represents the number of Common Shares reserved for issuance upon maturity of the outstanding DSUs in accordance with the terms of the DSU Plan. DSUs are paid out in cash.

(5) Based on the maximum aggregate number of Common Shares that were available for issuance under the all equity compensation plans of the Company, collectively, being 11,529,346 Common Shares, or 5.5% of the 209,624,480 outstanding Common Shares as at December 31, 2019.

No Options were granted under the Stock Option Plan in 2017, 2018 or 2019 and no Options are currently outstanding under the Stock Option Plan. On the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, on May 28, 2020, the Board determined to formally terminate the Stock Option Plan.

The Long Term Incentive Plan and the DSU Plan are consistent with current TSX policies and are summarized below.

MANAGEMENT INFORMATION CIRCULAR	92

As at December 31, 2019, the following share-based compensation awards were outstanding:

Executive Based Compensation Plan	Number of Common Shares Issuable under Plan and percentage of Common Shares Issued and Outstanding (1)	Number of Common Shares as at December 31, 2019 reserved for Issuance and percentage of Common Shares Issued and Outstanding(1)
		540,828 RSUs (0.26%)
Long Term Incentive Plan		1,023,546 PSUs(2) (0.49%)
		Total: 1,564,374 (0.75%)
DSU Plan	1,938,409	155,546 DSUs (0.07%)
Stock Option Plan	(0.92%)	Nil Options(3)
Legacy Equity Compensation Plans		218,489 stock options(4) (0.10%)

Notes:

(1) Percentages based on 209,624,480 Common Shares outstanding as at December 31, 2019.

(2) Assuming maximum Payout Factor of 200% for outstanding PSUs.

(3) As at December 31, 2019, there were no Options outstanding under the Stock Option Plan and on May 28, 2020, the Board determined to formally terminate the Stock Option Plan.

(4) Represents 44,936 stock options outstanding pursuant to the Old Kirkland Lake Gold Omnibus Incentive Plan and 173,553 stock options outstanding pursuant to the St Andrew Goldfields Option Plan.

On January 1, 2020, the Company issued 71,003 RSUs and 73,127 PSUs pursuant to the Long Term Incentive Plan and 14,160 DSUs pursuant to the DSU Plan, to executive officers, employees, consultants, and independent directors of the Company, as applicable.

As of May 28, 2020, the following share-based compensation awards are outstanding:

Executive Based Compensation Plan	Number of Common Shares Issuable under Plan and percentage of Common Shares Issued and Outstanding(1)	Number of Common Shares currently reserved for Issuance and percentage of Common Shares Issued and Outstanding(1)
Long Term Incentive Plan	1,490,959 (0.54%)	371,746 RSUs (0.13%) 715,238 PSUs(2) (0.26%) Total: 1,086,984 (0.39%)
DSU Plan		120,375 DSUs (0.04%)
Stock Option Plan		Nil Options
Legacy Equity Compensation Plans		283,600(3) (0.10%)

Notes:

(1) Percentages based on 277,244,914 Common Shares outstanding as at May 28, 2020.

MANAGEMENT INFORMATION CIRCULAR	93

(2) Assuming maximum Payout Factor of 200% for outstanding PSUs.

(3) There are no Options outstanding under the Stock Option Plan and on May 28, 2020, the Board determined to formally terminate the Stock Option Plan.

(4) Represents 43,937 stock options outstanding pursuant to the Old Kirkland Lake Gold Omnibus Incentive Plan, 141,788 stock options outstanding pursuant to the St Andrew Goldfields Option Plan, and the 97,875 stock options outstanding pursuant to the Detour Stock Option Plan (as defined below).

Legacy Equity Compensation Plans

Old Kirkland Lake Gold Share-Based Compensation Arrangements

Prior to the completion of the Newmarket Arrangement, Old Kirkland Lake Gold had in place an omnibus incentive plan (the "Old Kirkland Lake Gold Omnibus Incentive Plan"). No further securities are issuable pursuant to the Old Kirkland Lake Gold Omnibus Incentive Plan.

St Andrew Goldfields Share-Based Compensation Arrangements

Prior to the completion of the acquisition of St Andrew Goldfields Ltd. ("St Andrew Goldfields") by Old Kirkland Lake Gold on January 26, 2016, St Andrew Goldfields had in place an option plan (the "St Andrew Goldfields Option Plan"). No further securities are issuable pursuant to the St Andrew Goldfields Option Plan.

Detour Gold Corporation Share-Based Compensation Arrangements

Prior to the completion of the Detour Arrangement, Detour had in place a long term incentive plan (the "Detour LTI Plan") and a stock option plan (the "Detour Stock Option Plan"). Pursuant to the terms of the Detour Arrangement, all current outstanding awards under the Detour LTI Plan were vested and paid out to the eligible participants on closing of the transaction or shortly thereafter. Any retained Detour employees became eligible to receive long-term incentive awards under the LTI Plan. Similarly, pursuant to the terms of the Detour Arrangement, all outstanding stock options under the Detour Stock Option Plan were vested and exchanged for replacement options exercisable to acquire Common Shares, subject to adjustment based on the Exchange Ratio. Former Detour optionholders will have until the earlier of the date of expiry and January 31, 2021 to exercise any replacement options. No further securities are issuable pursuant to the Detour LTI Plan or the Detour Stock Option Plan.

CURRENT EQUITY COMPENSATION PLANS

Long Term Incentive Plan

Following the completion of the Newmarket Arrangement, on January 1, 2017, the Company introduced the Long Term Incentive Plan which provides for the issuance of RSUs and PSUs. On May 4, 2017, shareholders approved the amendments to the Long Term Incentive Plan, providing the Company with the ability to issue Common Shares in lieu of cash to satisfy the Company's obligations under such Share Units.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer's directors and by an issuer's security holders every three years. As approval of the LTIP was obtained on May 4, 2017, the Company is required to seek further approval of the grant of unallocated Share Units under the Long Term Incentive Plan at the Meeting. See above "Business of the Meeting - Approval of Unallocated Share Awards Under the Long Term Incentive Plan".

MANAGEMENT INFORMATION CIRCULAR	94

The following is a summary of the Long Term Incentive Plan. A copy of the Long Term Incentive Plan is available under the Company's profile on SEDAR at www.sedar.com.

Eligibility

The Long Term Incentive Plan provides that Share Units may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director is not eligible to participate in the LTIP unless he or she is also an employee of the Company. Each Share Unit granted to a particular Participant is compensation for services rendered by the Participant to the Company or its affiliate.

Securities Issuable Under the Long Term Incentive Plan

The LTIP provides that on the Entitlement Date (as defined herein) of a vested Share Unit, a Participant may, at the discretion of the Board, be issued Common Shares in lieu of cash to satisfy Kirkland's obligations under such Share Units held by such Participant. The Long Term Incentive Plan provides that the aggregate number of Common Shares to be reserved for issuance on the vesting of Share Units shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the LTIP, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

As at May 28, 2020, the Company had 277,244,914 Common Shares issued and outstanding (on a non-diluted basis). Accordingly, the maximum number of Common Shares available for issuance pursuant to the Long Term Incentive Plan, the Deferred Share Unit Plan and all other deferred share units, restricted share units and performance share units of the Company is 15,248,470, being 5.5% of the number of Common Shares issued and outstanding.

The Long Term Incentive Plan limits the aggregate number of Common Shares (a) issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of Kirkland to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) issued to insiders pursuant to Share Units and any other security-based compensation arrangements of the Company within a 12-month period to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 5% of the Common Shares, or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Company (collectively, the "Ownership Restrictions").

Vesting and Payment

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the "Entitlement Date" with respect to an RSU). On an Entitlement Date, the Company will make a payment to the relevant Participant in cash (or in Common Shares if the Long Term Incentive Plan Resolution is approved at the Meeting) equal to the five-day volume weighted average trading price of the Common Shares on the TSX multiplied by the number of RSUs vesting.

MANAGEMENT INFORMATION CIRCULAR	95

PSUs vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the "Entitlement Date" with respect to a PSU). In addition, at the time PSUs are granted, the Board makes the payment of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date. All PSUs granted under the Long Term Incentive Plan have been granted on the basis that their Entitlement Date is no later than December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

For all PSUs granted to date, the amount of cash to be paid (or the number of Common Shares to be issued if the Long Term Incentive Plan Resolution is approved at the Meeting) on the Entitlement Date of the PSUs will vary based on achieved performance. Performance will be measured as follows: 100% of the award will be based on the Company's TSR compared to the other constituents of the S&P/TSX Global Gold Index (or such replacement or equivalent sub-index as may exist from time to time). TSR shall be measured as a percentage change in the market price of the Common Shares plus cumulative dividend yield over the performance period. At the end of the performance period, the TSR performance measurement shall be made for the other constituents of the S&P/TSX Global Gold Index and the Company's performance will be ranked on a percentile basis relative to the other constituents of the S&P/TSX Global Gold Index. The percentage change in share price shall be calculated as (A) the volume weighted average trading price over the five trading days immediately preceding the end of the performance period divided by (B) the volume weighted average trading price over the five day trading days immediately preceding the commencement of the performance period. A "Payout Factor" will be determined based on the Company's percentile ranking according to the following matrix:

2020 Payout Factor
Percentile	Payout Factor
Above the 80th percentile	200%
Between the 35th to the 80th percentile	Linear Calculation
Below the 35th percentile	Nil

Each PSU will vest and be redeemed based on the five-day volume weighted average trading price of the Common Shares on the TSX immediately prior to the Entitlement Date, multiplied by the Payout Factor.

Outstanding Awards

See above "Securities Authorized for Issuance under Equity Compensation Plans" for the number of RSUs and PSUs outstanding under the LTIP at December 31, 2019 and as of the date hereof and the total number of Common Shares which may be issued in connection therewith (assuming a maximum Payout Factor of 200% for outstanding PSUs.)

Details of the outstanding Share Units as at May 28, 2020 issued under the Long Term Incentive Plan as further set out below.

MANAGEMENT INFORMATION CIRCULAR	96

Type of Share Units	Number of Share Units outstanding	Entitlement Date	Performance Conditions
RSUs	170,009	December 31, 2020	See above.
	117,751	December 31, 2021
	70,721	December 31, 2022
PSUs(1)	170,009	December 31, 2020
	106,914	December 31, 2021
	68,951	December 31, 2022

Note:

(1) PSUs are shown based on the number of PSUs granted. On the Entitlement Date of the PSUs, the cash payment or number of Common Shares to be issued in satisfaction of each PSU will vary from nil to 200% of the number of PSUs granted, based on achievement of the Payout Factor (as set out above).

Burn Rate

The Long Term Incentive Plan was approved by shareholders in May 2017. During the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company's annual burn rate with respect to the Share Units granted under the Long Term Incentive Plan during these periods was 0.17%, 0.28% and 0.46%, respectively. The burn rate for Share Units under the LTIP is equal to the maximum number of Common Shares subject to the RSU and PSU awards, assuming a 200% payout of the PSUs, divided by the weighted average number of Common Shares outstanding as of December 31, 2019, December 31, 2018 and December 31, 2017, being 209,624,480, 210,692,080 and 207,436,000, respectively.

Adjustments for Dividends

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Common Shares. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant's account had been Common Shares divided by the five-day volume weighted average trading price of the Common Shares on the TSX immediately prior to the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant's Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled. Where the Entitlement Date of a PSU is accelerated, performance measurement periods that have not been completed before the Entitlement Date will be based on 100% Payout Factor in the case of death or disability.

MANAGEMENT INFORMATION CIRCULAR	97

If within 12 months of a change of control (as defined in the Long Term Incentive Plan) of the Company, a Participant that is: (i) a director, is terminated or not re-elected or re-appointed; (ii) an employee, is terminated without cause or a material adverse change is imposed on the terms of such Participant's employment or financial entitlements from the Company; or (iii) an eligible contractor, is terminated, then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur.

In the event the Participant's Entitlement Date is accelerated in the foregoing circumstances, in the case of PSUs, the Payout Factor will be calculated based on actual performance during the performance measurement period commencing on the date of grant of the PSUs and ending on the Entitlement Date (on a continued basis subject to adjustments in accordance with the Plan). In the event the successor entity fails to assume the PSUs following a change of control or in the event the Board adopts a resolution to wind-up, dissolve or liquidate the Company, the Entitlement Date in respect of PSUs shall be accelerated to the date immediately prior to the change of control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Company (as applicable), and any performance measurement periods that are not complete on or prior to the change of control or the date the Board adopts a resolution to wind- up, dissolve or liquidate the Company (as applicable), shall be calculated based on actual performance during the performance measurement period commencing on the date of grant of the PSUs and ending on the accelerated Entitlement Date in accordance with the above.

Awards or payments under the Long Term Incentive Plan will be subject to the Company's claw-back policy in place from time to time. See "Report on Corporate Governance Practices-Executive Compensation Claw Back Policy".

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation, amendments of a housekeeping nature or any change to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i) increase the number of Common Shares or maximum percentage of Common Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Common Shares whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(ii) reduce the range of amendments requiring shareholder approval;

(iii) permit Share Units to be transferred or assigned other than for normal estate settlement purposes;

(iv) change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(v) materially modify the eligibility requirements for participation in the Long Term Incentive Plan (including, for greater clarity, allowing participation in the LTIP by non-employee directors);

(vi) modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Common Shares on termination of such Participants; or

(vii) modify the Ownership Restrictions.

MANAGEMENT INFORMATION CIRCULAR	98

Deferred Share Unit Plan

Following completion of the Newmarket Arrangement, on January 1, 2017, the Company introduced the DSU Plan that provides for the issuance of DSUs. On May 4, 2017, shareholders approved the amendment to the DSU Plan providing the Company with the ability to issue Common Shares, cash or any combination thereof, in settlement of its obligations under such DSUs.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security- based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of an issuer's directors and by an issuer's security holders every three years. As approval of the DSU Plan was obtained on May 4, 2017, the Company is required to seek further approval of the grant of unallocated DSUs under the DSU Plan at the Meeting. See above "Business of the Meeting - Approval of Unallocated DSUs Under the DSU Plan".

The following is a summary of the DSU Plan. A copy of the DSU Plan is available under the Company's profile on SEDAR at www.sedar.com.

Eligibility

DSUs may be granted to a non-employee director (an "Eligible Director") in lieu of the portion of the annual compensation payable to the Eligible Director, but excluding amounts received by the Eligible Director as a reimbursement for expenses incurred (the "Director Remuneration"). Based on his or her Director Remuneration, DSUs are issued in one or more periodic basis (e.g. annually or quarterly) to the Eligible Director in a number having a value (such value being the "Mandatory Entitlement") equal to the percentage or portion of the Director's Remuneration payable to such Eligible Director for the applicable period as determined by the Board at the time of determination of the Director's Remuneration.

In addition, an Eligible Director may elect to receive the portion of his or her Director Remuneration that is not payable as a Mandatory Entitlement in the form of additional DSUs (the "Elective Entitlement").

The aggregate number of DSUs issuable to an Eligible Director is calculated based on the sum of Eligible Director's Mandatory Entitlement and Elective Entitlement (collectively, the "Entitlement") and the number of DSUs to be granted to an Eligible Director will be determined by dividing the Entitlement by the volume weighted average trading price of a Common Share on the TSX over the five trading days (the "Market Value") on the business day immediately preceding the DSU issue date.

Securities Issuable Under the DSU Plan

The DSU Plan provides for the ability of the Company, at the discretion of the Board, to satisfy DSUs by the issuance of Common Shares from treasury on the basis of one Common Shares for each DSU in lieu of cash. Pursuant to such amendment the maximum number of Common Shares made available for issuance under the DSU Plan shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Company, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Company, be equal to 5.5% of the Common Shares issued and outstanding from time to time, subject to adjustments pursuant to the terms of the DSU Plan, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Company as a result of the acquisition of such entity by the Company in the future shall not be factored in the calculation of the foregoing limits.

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The DSU Plan limits the aggregate number of Common Shares (a) issuable to insiders pursuant to DSUs and any other security-based compensation arrangements of Kirkland to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) issued to insiders pursuant to DSUs and any other security-based compensation arrangements of Kirkland within a 12-month period to 10% of the Common Shares issued and outstanding (on a non-diluted basis) at the time of the issuance.

Redemption

DSUs held by a Participant are redeemed by the Company on the date the director ceases to be a director or otherwise an employee of the Company (the "Separation Date"), for any reason whatsoever, including death, for a payment in cash by the Company equal to the Market Value of a Common Share on the Separation Date multiplied by the number of DSUs held by the Participant on the Separation Date or, such payment may be satisfied by the issuance of one Common Shares (subject to adjustments) for each DSU, in the sole discretion of the Company.

Outstanding Awards

See under "Securities Authorized for Issuance under Equity Compensation Plans" above for the number of DSUs outstanding under the LTIP at December 31, 2019 and as of the date hereof and the total number of Common Shares which may be issued in connection therewith.

Burn Rate

The DSU Plan was approved by shareholders in May 2017. During the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company's annual burn rate with respect to the DSUs granted under the DSU Plan during these periods was 0.01%, 0.02% and 0.05%, respectively. The burn rate for DSUs under the DSU Plan is equal to the maximum number of Common Shares subject to the DSU awards divided by the weighted average number of Common Shares outstanding as of December 31, 2019, December 31, 2018 and December 31, 2017, being 209,624,480,

210,692,080 and 207,436,000, respectively.

Adjustments for Dividends

In the event that a dividend (other than stock dividend) is declared and paid by the Company on its Common Shares, the Board, may in its discretion, determine that a Participant will be credited with additional DSUs. The number of such additional DSUs will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the DSUs in the Participant's account on the dividend record date had been outstanding Common Shares, by the Market Value of a Common Shares on the date on which the dividends were paid.

Cessation of DSUs

DSUs are paid out only upon the occurrence of the Participant's Separation Date. Except pursuant to a will or by the laws of descent and distribution, no DSUs and no other right or interest of a Participant is assignable or transferable.

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Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements, the Board may then from time to time in its discretion, (without shareholder approval) amend, modify and change the provisions of the Deferred Share Unit Plan, including, without limitation, (i) changes of a housekeeping nature, (ii) amending the terms of the DSU Plan or any DSU to impose or remove time vesting conditions and (iii) adding or removing any performance conditions or metrics for the vesting of DSUs, except however that, any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(i) increase the number of Common Shares or maximum percentage of Common Shares, other than in the event of a change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(ii) reduce the range of amendments requiring shareholder approval;

(iii) permit DSUs to be transferred or assigned other than for normal estate settlement purposes;

(iv) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(v) materially modify the requirements as to eligibility for participation in the DSU Plan,

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company.

Stock Option Plan

No Options were granted under the Stock Option Plan in 2017, 2018 or 2019 and no Options are currently outstanding under the Stock Option Plan. On the recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee, on May 28, 2020, the Board determined to formally terminate the Stock Option Plan.

Indebtedness of Directors and Executive Officers

None of the Company's directors or executive officers, nor any associate of such director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2019, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has had any material interest, direct or indirect, in any transaction involving the Company since January 1, 2018 or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

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Non-IFRS Measures

This Circular makes reference to certain non-IFRS measures including AISC and AISC per ounce sold, free cash flows and operating cash costs per ounce sold. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, the Company believes that these measures are useful to assist readers in evaluating the total costs of producing gold from current operations.

AISC and AISC per ounce are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. Operating cash costs and operating cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

For more information regarding the non-IFRS measures used by the Company, see the information under the headings "Non-IFRS Financial Measures", "AISC and AISC per Ounce Sold", "Operating Cash Costs and Operating Cash Costs per Ounce Sold" and "Total Cash Costs and AISC Reconciliation" in the Company's MD&A for the year ended December 31, 2019, which sections are incorporated by reference herein. The financial statements and MD&A of the Company are available on SEDAR at www.sedar.com.

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Additional Information

Additional information relating to the Company may be found under the Company's profile on SEDAR at www.sedar.com. Additional financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended December 31, 2019, which can be found under the Company's profile on SEDAR at www.sedar.com or on the Company's website at www.klgold.com. Shareholders may also request copies of these documents from the Vice President, Legal and Corporate Secretary by phone at 647-361-0198 or by email at jwagner@kl.gold.

Board of Directors' Approval

The contents of this Circular and the sending thereof to the shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) "Jeff Parr"
Jeff Parr
Chairman of the Board

Toronto, Ontario
May 29, 2020

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SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

PURPOSE

The purpose of the Board of Directors ("Board") of Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") is to supervise the management of the business and affairs of the Company. The Board has the responsibility for the overall stewardship of the conduct of the business of the Company and will discharge this responsibility by developing and determining policy by which the business and affairs of the Company are to be managed and by overseeing the management of the Company. The Board's fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Company. Subject to the Articles of the Company and the Business Corporations Act (Ontario), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

COMPOSITION

The Board is elected by the shareholders at the annual meeting of the shareholders of the Company. As fixed by the articles of the Company, the Board shall consist of at least three and not more than ten members. At least 25% of the directors shall be resident Canadians.

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including having majority of directors who are "independent" as defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and Section 303A.02 of the NYSE Manual ("303A.02"). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains "independent" as defined by NI 58-101 and under the applicable standards set out in 303A.02. Directors have ongoing obligations to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee then approved by the entire Board and elected annually by the Company's shareholders.

Candidates for Board membership will be identified based on current composition of the Board, including the diversity of its membership and the competencies and skills that it possesses as a whole and the competencies and skills the nominee would bring to the Board.

TERM LIMITS

In order to balance the interests of the Company in retaining directors who have been able to develop, over a period of time an operational and institutional memory that benefits the Board and management as a whole, while at the same time, ensuring sufficient renewal and turnover within the Board, non-executive directors are subject to a term limit of 7 years.

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DIRECTOR RESPONSIBILITIES

All directors owe a duty of loyalty to Kirkland Lake Gold which requires each director to put the best interests of the Company ahead of any other commercial interest he or she may have. Directors must disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter unless asked by the Board to do so.

Directors are expected to prepare for meetings and are encouraged to contact the Chair of the Board, the Committee Chairs, the CEO and any other appropriate senior officer to ask questions and discuss the agenda items prior to meetings. Directors are expected to maintain a high attendance record at meetings of the Board. Attendance by telephone or video conference may be used to facilitate a director's attendance.

Each director must maintain the confidentiality of information received in connection with his or her services as a director of the Company.

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisers in appropriate circumstances.

MINIMUM EQUITY OWNERSHIP INTERESTS

Non-executive directors are required to have an equity interest in Kirkland Lake Gold with a value to at least three times the amount of their aggregate annual retainer and fees for a Board and Committee member by the later of three years from the date hereof and three years after the first election or appointment of the director to the Board. Non-executive directors may satisfy this requirement through the acquisition of Common Shares and through the issuance of deferred share units to non-executive directors based on acquisition value.

MEETINGS

1. The Board will schedule meetings at least quarterly with as many additional meetings as necessary to carry out its duties effectively. At least once a year, the Board will specifically discuss strategic planning and strategic issues.

2. Meetings of the Board shall be held from time to time as the Board or the Chair shall determine upon 48 hours'

notice to the directors. The notice period may be waived by a quorum of the Board.

3. The Chair shall be responsible for calling the meetings of the Board (directly, or through the Secretary of the Company), establishing meeting agenda (with input from management) and supervising the conduct of meetings.

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4. A majority of the members of the Board will constitute a quorum for conducting business of the meeting of the Board.

5. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) will maintain the minutes of the meeting and circulate copies of the minutes to each Board member on a timely basis. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution.

DUTIES AND RESPONSIBILITIES

The Board has the authority to exercise all powers of the Company that are required by the Business Corporations Act (Ontario) (the "Act") or the articles of the Company. The Board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the Company:

1. Appointment and Supervision of Management

While the Board is called upon to supervise senior management, the business of the Company is carried out by the Chief Executive Officer (the "CEO"), the Chief Financial Officer (the "CFO") and other members of senior management, as applicable. These individuals are charged with the day-to-day leadership and management of the Company and its subsidiaries. The CEO's prime responsibility is to lead the Company, formulate strategies and present them to the Board for approval. The Board approves strategies of the Company, the policies within which it is managed and provides advice to senior management in order to achieve objectives. Reciprocally, the CEO keeps the Board informed on a timely basis on all matters which are of interest to the Board, on progress of the Company toward the achievement of its objectives and of all potential or actual deviations from the goals, objectives and/or policies established by the Board. Once the Board has approved the strategies and policies, it acts in a unified and cohesive manner in supporting, guiding and advising the CEO, CFO, and others in senior management, as applicable.

The Board is responsible for:

(a) The selection, appointment, evaluation and if necessary the termination of the CEO and with respect to other senior officers will review and approve the CEO's recommendations with respect to the appointment and termination of such senior officers.

(b) Satisfying itself as to the integrity of senior officers of the Company and satisfying itself that the CEO and senior management create a culture of integrity throughout the organization.

(c) Succession planning, including appointing, counselling and monitoring the performance of executive officers.

(d) Oversight of human resources policies of the Company and, taking into account the recommendations of the Compensation Committee, approval of the compensation of the CEO and taking into consideration the recommendations of the Compensation Committee and the CEO, approval of the compensation of the CFO and other members of senior management, as applicable, of the Company.

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(e) Definition of the duties and the limits of authority of executive management, including approving a position description for the CEO and CFO.

(f) Ensuring that adequate provision has been made to train and develop senior management.

2. Strategic Planning and Risk Management

The Board is responsible for:

(a) The adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans.

(b) The approval of periodic capital and operating plans and monitoring corporate performance against those plans.

(c) Oversight of the policies and processes to manage risks of the Company, and oversight of management's mitigation of the material risks.

(d) Oversight of the policies and processes for the implementation and integrity of the Company's internal control and management information systems and its financial reporting.

(e) The identification of the principal risk of the Company's business and ensuring the implementation of appropriate systems to manage these risks.

(f) Developing and monitoring the Company's internal control and management information systems.

3. Corporate Governance, Health and Safety, Social Responsibility, Ethics and Integrity

The Board believes that having established corporate governance practices, as determined by the Board as being appropriate for the Company, is essential to the Company and the protection of shareholder interests. The Board oversees the functioning of the Company's governance system, in part through the work of the Corporate Governance and Nominating Committee and other applicable standing committees, and is responsible for:

(a) The development of policies to require ethical behaviour of the Company, its directors, officers and employees and compliance with laws and regulations.

(b) Health, safety, environmental and corporate social responsibility policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations.

(c) Oversight of policies and processes for estimating and disclosing the Company's mineral reserves.

(d) Corporate governance, including the relationship of the Board with management and shareholders and taking reasonable steps to ensure that the Company has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities.

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4. Shareholder Meetings and Shareholder Communication

The Board is responsible for:

(a) Calling meetings of shareholders and submission to the shareholders of any question or matter requiring shareholder approval.

(b) Approval for nomination and election and recommendation of the auditors to be appointed at shareholders; meetings, and with the involvement of the Nominating and Governance Committee, filling any vacancy among the directors or in the office of the auditor.

(c) Ensuring the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally.

5. Reporting

The Board has the responsibility to take such reasonable steps to ensure:

(a) Operational and financial performance of the Company is adequately reported to regulators, exchanges and stakeholders on a timely and regular basis.

(b) Financial performance is reported fairly and in accordance with International Financial Reporting Standards.

(c) Timely reporting to regulators, exchanges and stockholders of any developments that could or would reasonably be expected to have a significant and material impact on the Company.

(d) Policies and procedures are in place to allow for effective communication with regulators, exchanges and stakeholders.

6. Board Approvals

Board approval is required, but not limited to, the below:

(a) Issuance of securities of the Company.

(b) Declaration of dividends and establishment of any dividend policy.

(c) Approval of the annual audited financial statements and related management discuss and analysis, and the interim unaudited financial statements and related management discussion and analysis, management proxy circulars and any other form of circular sent or made available to shareholders, prospectuses, annual information forms and other disclosure documents required to be approved by the Board under applicable law or the rules of any applicable stock exchange.

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(d) Adoption, amendment or repeal of by-laws of the Company.

(e) Review and approval of material transactions not in the ordinary course of business.

(f) Other corporate decisions required to be made by the Board, or as may be reserved by the Board to be made from time to time and not otherwise delegated to a committee of the Board or to management of the Company, subject to the provisions of applicable law and the by-laws of the Company.

7. Monitoring and Acting

The Board shall:

(a) Monitor the Company's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances.

(b) Annually review and assess the adequacy of its mandate and shall participate in an annual performance evaluation.

(c) Take action when performance falls short of its goals and objectives or when other special circumstances warrant.

APPROVAL

Approved by the Board of Directors on December 30, 2019.

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SCHEDULE "B"

AMENDED LONG TERM INCENTIVE PLAN

KIRKLAND LAKE GOLD LTD.
LONG TERM INCENTIVE PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A. "Act" means the Business Corporations Act (Ontario), or its successor, as amended, from time to time;

B. "Affiliate" means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended from time to time;

C. "Associate" with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

D. "Board" means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;

E. "Change of Control" shall occur if any of the following events occur:

(i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, whereby all or substantially all of the shares or assets of the Corporation become the property of any other person (the "Successor Entity"), as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii) any person, entity of group of persons of entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii) the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more Subsidiaries shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and the Subsidiaries as at the end of the most recently completed financial year of the Corporation or (b) which during the most recently completed financial year of the Corporation generated, or during the then most recently completed financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and the Subsidiaries, to any Person or group of Persons (other than one or more Subsidiary), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets

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representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;

(iv) the Board of Directors of the Corporation adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent; and

(v) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board of Directors, unless such election or appointment is approved by 50% or more of the Board of Directors in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

F. "Corporation" means Kirkland Lake Gold Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

G. "Eligible Contractors" means (A) persons who are not employees, officers or directors of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) directors of the Corporation that (i) are engaged, beyond the scope of their regular duties as a director, to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate in connection with such engagement. It does not include persons to whom the Corporation's offer of Shares would be deemed to be received in Australia, such as Australian residents or persons with a registered address in Australia;

H. "Entitlement Date" means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by section 3.8 of this Plan, shall not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Share Unit Award or such later date as may be permitted under paragraph (k) the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a "salary deferral arrangement" for purposes of the Income Tax Act (Canada);

I. "Grant Date" means the date that a Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Share Unit Awards;

J. "Insider" means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

K. "Market Price" at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

L. "Participant" means any director, employee, officer or Eligible Contractor of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Share Units are granted hereunder;

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M. "Payout Factor" means, for any Share Unit, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Share Unit grant letter evidencing such Share Unit;

N. "Plan" means this Long Term Incentive Plan, as same may be amended from time to time;

O. "Required Shareholder Approval" means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Shares are listed, as a plan allowing for the issuance of Shares from treasury to satisfy Share Units on an applicable Entitlement Date, as contemplated in Article 4;

P. "Resignation" means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate as a result of resignation;

Q. "Retirement" or "Retire" means the Participant voluntarily ceasing to be an employee, officer or director of the Corporation or an Affiliate after attaining sixty (60) years of age or earlier with the Corporation's consent, provided that, in respect of any Share Unit that continues following Retirement, the Participant does not subsequently become employed with another employer for more than twenty days in any sixty day period during a period for which the Share Unit is outstanding (in which case, for avoidance of doubt, a Termination of the Participant shall be deemed to have occurred and the Share Unit shall immediately become void);

R. "Shares" means the common shares in the capital of the Corporation;

S. "Share Unit" means a unit (which may be referred to as a restricted share unit or a performance share unit, as applicable) credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant's Entitlement Date a cash payment equal to the then Market Price of a Share (subject to adjustments), and, if applicable, multiplied by the Payout Factor. Subject to the Required Shareholder Approval being obtained, if the Board so elects, the Corporation may satisfy the amount for such payment obligation by issuing such number of Shares from treasury determined in accordance with Section 3.5(ii) and Article 4;

T. "Share Unit Award" means an award of Share Units under this Plan to a Participant;

U. "Stock Exchange" means the TSX or any other stock exchange on which the Shares are listed for trading at the relevant time;

V. "Termination" means: (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate or Resignation, other than through Retirement; (ii) in the case of an employee, the termination of the employment of the employee, with or without cause, as the context requires by the Corporation or an Affiliate or Resignation, other than through Retirement or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate, or Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Contractor or the Corporation or any Affiliate; provided that in each case if the Participant continues as a director, employee, officer or Eligible Contractor after such Termination, then a Termination will not occur until such time thereafter that the Participant ceases to be a director, employee, officer or Eligible Contractor in accordance with this definition;

"Triggering Event" means (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate; (ii) in the case of an employee, the termination of the employment of the employee, without cause, as the context requires by the Corporation or an Affiliate or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or

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an Affiliate; (iii) in the case of an employee or an officer, a material adverse change imposed by the Corporation or the Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control in either case without the Executive's written agreement; (iv) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate;

W. "TSX" means the Toronto Stock Exchange; and

X. "Voting Securities" means any securities of the Corporation ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

1.2 The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3 Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5 Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 This Plan provides for the granting of Share Unit Awards and the settlement of such Share Unit Awards through the payment of cash (or, with respect to Share Units that are subject to performance conditions or measures, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the issuance of Shares from treasury) for services rendered, for the purpose of advancing the interests of the Corporation, its Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation's shareholders. It is intended that this Plan not be treated as a "salary deferral arrangement" by reason of paragraph (k) of the definition thereof in section 248(1) of the Income Tax Act (Canada).

2.2 This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3 The Corporation shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units granted to each Participant.

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2.4 Subject to Section 3.1, the Board shall from time to time determine the Participants who may participate in this Plan. The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

ARTICLE 3

SHARE UNITS AWARDS

3.1 This Plan is hereby established for employees, officers and Eligible Contractors of the Corporation and its Affiliates. No grant of a Share Unit Award shall be made to a director of the Corporation, unless the director is an employee, officer or Eligible Contractor of the Corporation or its Affiliate.

3.2 A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, as determined in the sole and absolute discretion of the Board. The number of Share Units awarded will be credited to the Participant's account, effective as of the Grant Date. Each Share Unit vests on its Entitlement Date.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any cash payment (or receive the equivalent in Shares) until the Entitlement Date. For Participants subject to Australian tax law, on the Entitlement Date, a Participant shall not be entitled to any payment or issue of Shares with respect to such Share Units unless the designated administrator of the Plan (as appointed by the Board from time to time or if no such appointment is made, it shall be the Vice-President Human Resources or similar officer of the Corporation) declares such payment payable to such Participant in his sole discretion.

3.3 Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Share Units as a bonus in the event any dividend is paid on Shares. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant's account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation.

The additional Shares Units will vest on the Participant's Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate.

3.4 Except as otherwise set forth in this section 3.4, a Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any conditions, performance conditions or measures, restrictions (including any claw-back policy that may be adopted by the Board from time to time) or limitations imposed under this Plan or the applicable Share Unit grant letter, to receive on the Participant's Entitlement Date, as the case may be, a payment in cash or the equivalent Shares (in accordance with, and subject to, Article 4) as contemplated in section 3.5 and as set forth in the applicable Share Unit grant letter as provided for in section 3.7.

Notwithstanding the foregoing, unless the Board determines otherwise, a Participant's Entitlement Date shall be accelerated as follows:

(i) in the event of the death of the Participant, the Participant's Entitlement Date shall be the date of death; and

(ii) in the event of the total disability of the Participant, the Participant's Entitlement Date shall be the date which is 60 days following the date on which the Participant becomes totally disabled.

Subject to Section 3.6, in the event a Participant Retires any Share Units held by the Participant shall continue to vest in accordance with the terms of this Plan until the earlier of: (i) the date determined by the Board, in its sole discretion; and (ii) the Participant's Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate; and such Participant eligibility to receive further grants of Share Units under the Plan will cease as of the date of Retirement.

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Subject to Section 3.6, in the event of the Termination with or without cause of a Participant, all Share Units credited to the Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any payment (or, for greater certainty, Shares) under this Plan, except as may otherwise be determined by the Board in its sole and absolute discretion.

For greater certainty, all amounts payable, or Shares to be issued, to, or in respect of a Participant, on the settlement of Share Units shall be paid, or issued, to the Participant or the Participant's estate on or immediately following the Entitlement Date provided in no case shall payment be made or Shares issued after December 31 of the third calendar year following the year to which the bonus relates.

3.5 Subject to Section 5.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its Affiliates), for the settlement of Share Units by either:

(a) a payment in cash to the Participant equal to the Market Price of a Share on the Entitlement Date multiplied by the number of Share Units being settled, or

(b) the issuance of Shares to the Participant (in accordance with Article 4) in an amount equal to the number of Share Units being settled,

in each case (in the case of Share Units that are subject to performance conditions or measures) multiplied by the Payout Factor.

In the event the Participant's Entitlement Date is accelerated as a result of the death or total disability of the Participant in accordance with Section 3.4(i) or Section 3.4(ii), in the case of Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Payout Factor will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Entitlement Date, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Entitlement Date, assuming 100% performance achievement during such measurement period.

3.6 If a Triggering Event occurs within the 12-month period immediately following a Change of Control (or the determination by the Board by resolution that a Change of Control has occurred), all outstanding Share Units of the Participant who is subject to such Triggering Event, shall vest and the Entitlement Date shall occur, on the date of such Triggering Event. In the event the Participant's Entitlement Date is accelerated in the foregoing circumstances, in the case of Share Units that are subject to performance conditions or measures, the Payout Factor will be calculated based on actual performance during the performance measurement period commencing on the date of grant of the Share Units and ending on the Entitlement Date (on a continued basis subject to adjustments in accordance with Section 6.6). In the event the Successor Entity fails to assume the unvested Share Units following a Change of Control or in the event the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation, the Entitlement Date in respect of Share Units shall be accelerated to the date immediately prior to the Change of Control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation (as applicable), and any performance measurement periods that are not complete on or prior to the Change of Control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation (as applicable), shall be calculated based on actual performance during the performance measurement period commencing on the date of grant of the Share Units and ending on the accelerated Entitlement Date in accordance with the above.

3.7 The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

3.8 Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter agreement issued to the Participant by the Corporation. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

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3.9 Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant. In addition, for Share Units that may be satisfied by the issuance of Shares, the Board shall at the time they are granted, make such Share Units subject to performance conditions or measures to be achieved by the Corporation, the Participant or a class of Participants, prior to the Entitlement Date, for such Share Units.

3.10 The Board shall establish criteria for the grant of Share Units to Participants.

ARTICLE 4

ADDITIONAL PROVISION FOR TREASURY BASED SHARE ISSUANCES

4.1 Article 4 shall become effective only on receipt by the Corporation of any Stock Exchange approval and of the Required Shareholder Approval. On Article 4 becoming effective, the Corporation shall have the power, at the Board's discretion, to satisfy any obligation of the Corporation under Share Units (including those outstanding at the time Article 4 becomes effective) by the issuance of Shares from treasury as determined in accordance with Section 3.5(b). If the Required Shareholder Approval and Stock Exchange approval are not obtained, no Shares shall be issuable from treasury in respect of Share Units issuable under this Plan. From the time after Article 4 becomes effective, the Board can, at its sole discretion, grant Share Units that can only be satisfied by the issuance of Shares from treasury or by a cash payment or any combination thereof.

4.2 The maximum number of Shares made available for issuance under the Plan shall be determined by the Board from time to time, but in any case, shall not exceed such number of Shares as would, when combined with all other Shares subject to grants under deferred share units, restricted share units and performance share units of the Corporation, including grants under any existing legacy plans be equal to 2% of the Shares then issued and outstanding, subject to adjustments pursuant to Section 6.6, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Corporation as a result of the acquisition of such entity by the Corporation in the future shall not be factored in the calculation of the foregoing limits. The aggregate number of Shares issuable to Insiders pursuant to Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Insiders pursuant to Share Units and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. For purposes of this Section 4.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Units. Under this Plan "security based compensation arrangements" shall have the meaning ascribed thereto in the TSX Company Manual.

4.3 In no case can a Participant immediately after being granted an award of Share Units (a) hold a beneficial interest in greater than 5% of the Shares in the Corporation nor (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Corporation.

4.4 On Article 4 being effective, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any grant letters), including, without limitation:

(i) amendments of a house keeping nature; and

(ii) changes to the Entitlement Date of any Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:

(a) increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 6.6 of the Plan;

(b) reduce the range of amendments requiring shareholder approval contemplated in this Section;

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(c) permit Share Units to be transferred or assigned other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(e) materially modify the eligibility requirements for participation in the Plan (including, for greater clarity, allowing participation in the Plan by non-employee directors);

(f) modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on Termination; or

(g) modify section 4.3,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Corporation.

ARTICLE 5

WITHHOLDING TAXES

5.1  The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the  withholding of any taxes or source deduction which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made, or Shares issued, under this Plan.

ARTICLE 6

GENERAL

6.1 This Plan shall remain in effect until it is terminated by the Board.

6.2 The Board may amend or discontinue this Plan at any time in its sole discretion, provided that such amendment or discontinuance may not in any manner adversely affect the Participant's rights under any Share Unit granted under this Plan. This section 6.2 shall be subject to the restrictions outlined in section 4.4 on Article 4 becoming effective.

Any amendment of this Plan shall be such that this Plan will not be considered a "salary deferral arrangement" as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Corporation shall obtain requisite Stock Exchange and/or shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

6.3 Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

6.4 No holder of any Share Units shall have any rights as a shareholder of the Corporation. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

6.5 Nothing in this Plan shall confer on any Participant the right to continue as a director, employee, officer or Eligible Contractor of the Corporation or any Affiliate, as the case may be, or interfere with the right of the Corporation or Affiliate, as applicable, to remove such director, officer and/or employee or terminate its contractual relationship with such Eligible Contractor as applicable. Nothing contained in this Plan shall confer or be deemed to confer on any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed

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to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

6.6 In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional securities or Share Unit, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

6.7 For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax shall be made no later than the deadline set forth in section 1.409A-1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

6.8 If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.9 This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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SCHEDULE "C"

AMENDED DEFERRED SHARE UNIT PLAN

KIRKLAND LAKE GOLD LTD.
DEFERRED SHARE UNIT PLAN

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For purposes of the Deferred Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A. "Act" means the Business Corporations Act (Ontario) or its successor, as amended from time to time;

B. "Acknowledgement and Election Form" means a document substantially in the form of Schedule "A"

C. "Board" means the board of directors of the Corporation;

D. "Committee" means the Board or if the Board so determines in accordance with Section 2.03 of the Deferred Share Unit Plan, the committee of the Directors authorized to administer the Deferred Share Unit Plan which includes the compensation committee of the Board;

E. "Common Shares" means the common shares of the Corporation;

F. "Corporation" means Kirkland Lake Gold Ltd., a corporation existing under the Act;

G. "Deferred Share Unit" means a unit credited by way of book-keeping entry in the books of the Corporation and administrated pursuant to the Deferred Share Unit Plan, representing the right to receive a cash payment (subject to Article 6), the value of which is equal to the market value of a share calculated at the date of such payment, in accordance with Section 3.03;

H. "Deferred Share Unit Plan" means the deferred share unit plan described in Article Three hereof;

I. "Designated Affiliate" means an affiliate of the Corporation designated by the Committee for purposes of the Deferred Share Unit Plan from time to time;

J. "Director" means a member of the Board from time to time;

K. "Director's Remuneration" means the portion of the annual compensation payable to an Eligible Director by the Corporation in a Quarter in respect of the services provided to the Corporation by the Eligible Director as a member of the Board or as a member of the board of directors of a Designated Affiliate in a Quarter, but, for greater certainty, excluding amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings;

L. "DSU Grant Letter" has the meaning ascribed thereto in Section 3.04;

M. "DSU Issue Date" means the date in each Quarter, which is the last business day of such Quarter, or such other date as determined by the Committee;

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N. "DSU Payment" means either a cash payment by the Corporation to a Participant equal to the Market Value of a Common Share on the Separation Date multiplied by the number of Deferred Share Units held by the Participant on the Separation Date or issuance of one Common Shares (subject to Article 6) for each DSU, in the sole discretion of the Corporation;

O. "Elective Entitlement" has the meaning ascribed thereto in paragraph 3.02(b);

P. "Eligible Director" means a person who is a Director or a member of the board of directors of any Designated Affiliate and who, at the relevant time, is not otherwise an employee of the Corporation or of a Designated Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a Designated Affiliate;

Q. "Entitlement" has the meaning ascribed thereto in Section 3.02;

R. "Insider" has the meaning ascribed thereto under the TSX Company Manual;

S. "Long Term Incentive Plan" means the Corporation's Long Term Incentive Plan dated January 1, 2017 as approved by Shareholders on May 4, 2017.

T. "Market Value" means the volume weighted average trading price of the Common Shares calculated by dividing the total value by the total volume of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined. If the Common Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

U. "Participant" for the Deferred Share Unit Plan means each Eligible Director to whom Deferred Share Units are issued;

V. "Quarter" means a fiscal quarter of the Corporation, which, until changed by the Corporation shall be the three month period ending March 31, June 30, September 30 or December 31 in any calendar year.

W. "Required Shareholder Approval" means the approval by the shareholders of the Corporation, as may be required by the TSX or any other stock exchange on which the Shares are listed, of this Plan as a plan allowing for the issuance of Common Shares from treasury to satisfy the DSU Payment obligations of the Corporation under any Deferred Share Units;

X. "Separation Date" means the date that a Participant ceases to be an Eligible Director for any reason whatsoever, including death, of the Eligible Director and is otherwise not an employee of the Corporation on a Designated Affiliate; and

Y. "TSX" means The Toronto Stock Exchange.

Section 1.02 Securities Definitions: In the Deferred Share Unit Plan, the term "affiliate", shall have the meanings  given to such terms in the Securities Act (British Columbia).

Section 1.03 Headings: The headings of all articles, Sections, and paragraphs in the Deferred Share Unit Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Deferred Share Unit Plan.

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Section 1.04 Context, Construction: Whenever the singular or masculine are used in the Deferred Share Unit Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 References to this Deferred Share Unit Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Deferred Share Unit Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Deferred Share Unit Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE PLAN

Section 2.01 Purpose of the Deferred Share Unit Plan: The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between the Eligible Directors and the shareholders of the Corporation by linking a portion or all of annual director compensation to the future value of the Common Shares. In addition, the Deferred Share Unit Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors of the Corporation, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Section 2.02  Administration of the Deferred Share Unit Plan:  The Deferred Share Unit Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Deferred Share Unit Plan including the authority to interpret and construe any provision of the Deferred Share Unit Plan and to adopt, amend and rescind such rules and regulations for administering the Deferred Share Unit Plan as the Committee may deem necessary in order to comply with the requirements of the Deferred Share Unit Plan. In addition, the Committee may determine, as may be necessary, the Quarter when the Deferred Share Unit Plan will commence to apply and the Quarter when the Deferred Share Unit Plan will cease to apply to any Eligible Director. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Deferred Share Unit Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Deferred Share Unit Plan and of the rules and regulations established for administering the Deferred Share Unit Plan. All costs incurred in connection with the Deferred Share Unit Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Participant in the Deferred Share Unit Plan;

(b) the number of Deferred Share Units granted to each Participant under the Deferred Share Unit Plan; and

(c) the date and price at which Deferred Share Units were granted.

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ARTICLE THREE

DEFERRED SHARE UNIT PLAN

Section 3.01 Deferred Share Unit Plan: A Deferred Share Unit Plan is hereby established for Eligible Directors.

Section 3.02  Participants:  The Committee shall grant and issue to each Eligible Director on each DSU Issue Date  the aggregate of:

(a) that number of Deferred Share Units having a value (such value being the "Mandatory Entitlement") equal to the percentage or portion of the Eligible Director's Remuneration payable to such Eligible Director for the current Quarter as determined by the Board at the time of determination of the Eligible Director's Remuneration; and

(b) that number of Deferred Share Units having a value (such value being the "Elective Entitlement") equal to the percentage or portion of the Eligible Director's Remuneration which is not payable to such Eligible Director for the current Quarter pursuant to paragraph (a) as determined by the Eligible Director.

The aggregate number of Deferred Share Units under (a) and (b) shall be calculated based on the sum of Eligible Director's Mandatory Entitlement and Elective Entitlement (collectively, the "Entitlement") and the number of Deferred Share Units to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value on the business day immediately preceding the DSU Issue Date.

An Eligible Director shall have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Eligible Director's Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (i) in the case of a current Eligible Director, by December 31 of such calendar year with such election to apply in respect of the Director's Remuneration for the following calendar year; or (ii) in the case of a new Eligible Director, within thirty (30) days after the Eligible Director's first election or appointment to the Board with such election to apply in respect of the calendar year in which such Eligible Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which Participants may receive their Director's Remuneration and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3.02, the Corporation shall pay and/or issue the Director's Remuneration for the calendar year in question, as the case may be, to such Participant in accordance with this Section 3.02 and such Director's Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3.02, the Corporation shall pay the Director's Remuneration, which is not payable in accordance with paragraph (a), in cash. If a Participant has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director's Remuneration for each subsequent calendar year, if any, in accordance with paragraph (a) and the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Participant in accordance with this Section 3, until such time as the Participant signs and delivers a new Acknowledgment and Election Form in accordance with this Section.

Section 3.03 Redemption: Each Deferred Share Unit held by a Participant who ceases to be an Eligible Director shall be redeemed by the Corporation on the relevant Separation Date for a DSU Payment (less any applicable taxes and other source deductions required to be withheld by the Corporation) to be made to the Participant (or after the Participant's death, a dependent, relative or legal representative of the Participant) on such date as the Corporation determines not later than 60 days after the Separation Date, without any further action on the part of the holder of the Deferred Share Unit in accordance with this Article Three.

Section 3.04  Deferred Share Unit Letter: Each grant of Deferred Share Units under the Deferred Share Unit Plan  shall be evidenced by a letter agreement of the Corporation ("DSU Grant Letter"). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Deferred Share Unit Plan and may be subject to any other terms and conditions which are not inconsistent with the Deferred Share Unit Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Deferred Share Unit Plan need not be identical and may vary from Quarter to Quarter and from Participant to Participant.

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Section 3.05 Dividends: In the event that a dividend (other than stock dividend) is declared and paid by the  Corporation on Common Shares, a Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by the Market Value of a Common Share on the TSX on the date on which the dividends were paid on the Common Shares.

Section 3.06 Term of the Deferred Share Unit Plan: The Deferred Share Unit Plan, as set forth herein, shall be effective as of January 1, 2017 and shall apply as of the first DSU Issue Date following adoption. The Deferred Share Unit Plan shall remain in effect until it is terminated by the Board. Upon termination of the Plan, the Corporation shall redeem all remaining Deferred Share Units under Section 3.03 above, as at the applicable Separation Date for each of the remaining Participants.

ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01 Withholding Taxes: The Corporation or any Designated Affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold.

ARTICLE FIVE

GENERAL

Section 5.01  Amendment of Deferred Share Unit Plan:  Subject to section 6.03, the Committee may from time to  time in the absolute discretion of the Committee amend, modify and change the provisions of the Deferred Share Unit Plan, provided that any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(a) materially increase the benefits under the Deferred Share Unit Plan;

(b) materially modify the requirements as to eligibility for participation in the Deferred Share Unit Plan; or

(c) terminate the Deferred Share Unit Plan,

shall only be effective upon such amendment, modification or change being approved by the Board, and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Corporation. Any amendment of this Deferred Share Unit Plan shall be such that this Deferred Share Unit Plan continuously meets the requirements of paragraph 6801(d) of the Regulations to the Income Tax Act (Canada) or any successor provision thereto.

Section 5.02 Non-Assignable:  Except as otherwise may be expressly provided for under this Deferred Share Unit  Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Deferred Share Unit Plan shall be null and void.

Section 5.03  Rights as a Shareholder and Director: No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Deferred Share Unit Plan shall confer on any Eligible Director the right to continue as a director or officer of the Corporation or as a director or officer of any Designated Affiliate or interfere with right to remove such director or officer.

MANAGEMENT INFORMATION CIRCULAR	123

Section 5.04 No Contract of Employment. Nothing contained in the Deferred Share Unit Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 5.05 Adjustment in Number of Payments Subject to the Deferred Share Unit Plan: In the event there is  any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of Deferred Share Units then outstanding under the Deferred Share Unit Plan and/or the entitlement thereunder as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights.

All such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the Deferred Share Unit Plan.

Section 5.06 No Representation or Warranty: The Corporation makes no representation or warranty as to the future value of any rights under Deferred Share Units issued in accordance with the provisions of the Deferred Share Unit Plan. No amount will be paid to, or in respect of, an Eligible Director under this Deferred Share Unit Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Director to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

Section 5.07 Compliance with Applicable Law: If any provision of the Deferred Share Unit Plan or any Deferred  Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.08 Interpretation:  This Deferred Share Unit Plan shall be governed by and construed in accordance with  the laws of the Province of Ontario.

Section 5.09 Unfunded Benefit: All DSU Payments to be made constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.

ARTICLE SIX

ADDITIONAL PROVISION FOR
TREASURY BASED SHARE ISSUANCES

Section 6.01 Article 6 shall become effective only upon receipt by the Corporation of the Required Shareholder Approval. Upon Article 6 becoming effective, the Corporation shall have the power, at the Board's discretion, to satisfy Deferred Share Units by the issuance of Common Shares from treasury on the basis of, subject to adjustment in accordance with Section 5.05, one Common Share for each Deferred Share Unit. If the Required Shareholder Approval is not obtained, no Common Shares shall be issuable from treasury in respect of Deferred Share Units issuable under this Plan.

Section 6.02 The maximum number of Common Shares made available for the Deferred Share Unit Plan shall be determined by the Board at the time it determines to seek the Required Shareholder Approval, subject to adjustments pursuant to Section 5.05 but in any case, shall not exceed such number of Common Shares as would, when combined with all other Common Shares subject to grants under the Deferred Share Unit Plan, the Long Term Incentive Plan and any grants under existing legacy equity compensation plans be equal to 2% of the Common Shares then issued and outstanding. The aggregate number of Common Shares issuable to Insiders pursuant to Deferred Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to Deferred Share Units and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. For purposes of this Section 6.02, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Deferred Share Units.

MANAGEMENT INFORMATION CIRCULAR	124

Section 6.03 Upon Article 6 being effective, Section 5.01 shall be superseded by this Section 6.03, and the Board may then from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Deferred Share Unit Plan, except however that, any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(a) increase the number of Common Shares or maximum percentage of Common Shares, other than by virtue of Section 5.03 of the Deferred Share Units Plan, which may be issued pursuant to the Deferred Share Unit Plan;

(b) reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c) permit Deferred Share Units to be transferred other than for normal estate settlement purposes;

(d) change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(e) materially modify the requirements as to eligibility for participation in the Deferred Share Units Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Deferred Share Units Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Approved by the Board on January 1, 2017;

Approved by Shareholders on May 4, 2017;

Amended by the Board on February 20, 2018; and

Amended by the Board on May 29, 2020.

MANAGEMENT INFORMATION CIRCULAR	125

SCHEDULE "A"

KIRKLAND LAKE GOLD LTD.
DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO KIRKLAND LAKE GOLD LTD. (THE "CORPORATION") (AT THE EMAIL ADDRESS jwagner@klgold.com BY 5:00 P.M. (EASTERN TIME)) BEFORE DECEMBER 31, 20● [OR FOR NEW DIRECTORS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Kirkland Lake Gold Ltd.

Part A: Genera

I,                                                                     , acknowledge that:

1. I have received and reviewed a copy of the Deferred Share Unit Plan (the "Plan") of the Corporation and agree to be bound by it.

2. The value of a Deferred Share Unit is based on the trading price of a Common Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3. I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of applicable withholding taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4. No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5. I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all applicable laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6. I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with applicable laws.

MANAGEMENT INFORMATION CIRCULAR	126

7. I understand that:

(a) All capitalized terms shall have the meanings attributed to them under the Plan;

(b) All DSU Payments, if any, will be net of any applicable withholding taxes; and

(c) If I am a Director and I resign or am removed from the Board, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director's Retainer

8. I am an Eligible Director and I hereby elect irrevocably to have my Elected Entitlement for the 20● calendar year payable as follows:

(a)          % in Deferred Share Units; and

(b)          % in cash.

The total amount of A and B must equal 100% of your Elected Entitlement. You must elect in increments of [10%] under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of Kirkland Lake Gold Ltd. at its discretion.

DATED this             day of                                                , 20●.

Participant Signature

Participant Name (please print)

Date

MANAGEMENT INFORMATION CIRCULAR	127

Any questions and requests for assistance may be directed to the Company's Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-877-659-1824

Email: contactus@kingsdaleadvisors.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

MANAGEMENT INFORMATION CIRCULAR	128

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company's annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(Signed) "Anthony Makuch" Anthony Makuch President and Chief Executive Officer	(Signed) "David Soares" David Soares Chief Financial Officer

February 19, 2020 Toronto, Canada

Management's Report on Internal Control Over Financial Reporting

The management of Kirkland Lake Gold Ltd. ("Kirkland Lake Gold") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kirkland Lake Gold's internal control over financial reporting as of December 31, 2019, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kirkland Lake Gold's internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

(Signed) "Anthony Makuch" Anthony Makuch President and Chief Executive Officer	(Signed) "David Soares" David Soares Chief Financial Officer

February 19, 2020 Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kirkland Lake Gold Ltd. ("the Company") as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of uncertain income tax positions

As discussed in Notes 4 and 9 to the consolidated financial statements, in determining the provision for income taxes, the Company interprets income tax legislation, case law and records an estimate of the amount required to settle income tax obligations. The Company is subject to income tax audits by tax authorities in the jurisdictions in which it operates. Income tax law can be complex and the interpretation of income tax laws by tax authorities or the courts may vary from the Company's view.

We identified the evaluation of uncertain income tax positions as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company's interpretation of, and compliance with income tax law in the relevant jurisdictions and the estimate of the ultimate resolution of its income tax filing positions.

The primary procedures we performed to address this critical audit matter included the following. We tested internal controls over the Company's income tax process, including controls related to the identification and interpretation of income tax law in the various jurisdictions in which it operates and the determination of uncertain income tax positions. We involved tax professionals with specialized skills, industry knowledge, and relevant experience who assisted in evaluating the Company's interpretations of income tax legislation and case law by 1) inspecting advice obtained by the Company from external specialists, and 2) developing an independent assessment of the Company's uncertain income tax positions based on our understanding and interpretation of income tax laws and comparing it to the Company's assessment.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2010.

Toronto, Canada
February 19, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kirkland Lake Gold Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada

February 19, 2020

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

As at	Note	December 31, 2019	December 31, 2018
Assets
Current assets
Cash & cash equivalents		$707,206	$332,227
Accounts receivable	10	16,678	20,151
Inventories	11	47,686	40,089
Prepaid expenses		9,589	5,445
Income tax receivable		13,471	-
Non-current assets		794,630	397,912
Other long-term assets	12	255,329	165,092
Restricted cash		-	22,190
Mining interests and plant and equipment	13	1,496,926	1,117,170
Deferred tax assets	9	10,732	7,796
		$2,557,617	$1,710,160
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$151,760	$125,635
Share based liabilities	16	36,783	4,276
Lease obligations	15	10,176	12,465
Income tax payable		188,450	34,434
Provisions	17	29,776	15,817
Non-current liabilities		416,945	192,627
Share based liabilities	16	18,474	-
Lease obligations	15	5,140	9,759
Provisions	17	43,987	40,878
Deferred tax liabilities	9	256,317	203,790
		$740,863	$447,054
Shareholders' equity
Share capital		886,309	923,964
Reserves		28,843	35,135
Accumulated other comprehensive income (loss)		14,571	(87,911)
Retained earnings		887,031	391,918
		1,816,754	1,263,106
		$2,557,617	$1,710,160

Commitments and Contractual Obligations (Note 24)

Subsequent Events (Note 26)

APPROVED ON BEHALF OF THE BOARD:

Signed "Jeff Parr", DIRECTOR	Signed "Anthony Makuch", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars, except per share amounts)

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
Revenue		$1,379,988	$915,911
Production costs		(281,034)	(267,432)
Royalty expense		(36,432)	(26,418)
Depletion and depreciation	13	(168,921)	(133,718)
Earnings from mine operations		893,601	488,343
Expenses
General and administrative		(45,365)	(31,565)
Transaction costs	26	(1,236)	-
Exploration		(33,469)	(66,614)
Care and maintenance		(1,191)	(3,081)
Earnings from operations		812,340	387,083
Other (loss) income, net	7	(18,817)	5,130
Finance items
Finance income	8	6,941	5,714
Finance costs	8	(2,282)	(3,617)
Earnings before income taxes		798,182	394,310
Current income tax expense	9	(189,572)	(40,743)
Deferred income tax expense	9	(48,530)	(79,624)
Net earnings		560,080	273,943
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		43,139	(112,347)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	12	59,343	(11,642)
Total other comprehensive income (loss)		102,482	(123,989)
Comprehensive income		$662,562	$149,954
Basic earnings per share	18(b(ii))	$2.67	$1.30
Diluted earnings per share	18(b(ii))	$2.65	$1.29
Weighted average number of common shares outstanding (in 000's)
Basic	18(b(ii))	210,142	210,692
Diluted	18(b(ii))	211,645	212,623

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars)

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
Operating activities
Net earnings		$560,080	$273,943
Adjustments for the following items:
Depletion and depreciation		168,921	133,718
Share based payment expense		6,854	5,459
Other loss (income), net		24,985	(5,130)
Finance items, net		(4,659)	(2,097)
Income tax expense		238,102	120,367
Cash reclamation expenditures		(938)	(6,840)
Change in non-cash working capital	19	(25,400)	33,599
Operating cash flows before interest and income taxes		967,945	553,019
Interest received		6,941	5,714
Income tax paid		(55,496)	(9,943)
Net cash provided by operating activities		919,390	548,790
Investing activities
Additions to mining interests	13	(258,010)	(162,673)
Additions to plant and equipment	13	(198,413)	(112,531)
Additions to other long-term assets		-	(18,386)
Investments in public and private entities	12	(34,382)	(66,124)
Payments received from sub-leases		251	-
Proceeds on dispositions of assets		1,449	2,480
Transfer from (to) restricted cash, net		22,232	(206)
Net cash used in investing activities		(466,873)	(357,440)
Financing activities
Proceeds from exercise of stock options	18(a)	2,622	2,709
Interest paid		(922)	(1,496)
Payment of lease obligations	15	(14,673)	(23,109)
Share repurchases	18(a)	(42,775)	(30,811)
Payment of dividends	18(a)	(29,470)	(16,329)
Net cash used in financing activities		(85,218)	(69,036)
Impact of foreign exchange on cash balances		7,680	(21,683)
Change in cash		374,979	100,631
Cash, beginning of year		332,227	231,596
Cash, end of year		$707,206	$332,227

Supplemental cash flow information - Note 19

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other		Retained	Shareholders'
					comprehensive income (loss)		earnings	equity
				Share based	Foreign
	Note	Shares (000s)	Amount	payments and	currency	Investment
				other reserves	translation	revaluation
Balance at December 31, 2017		210,945	$951,184	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves	18(a)	518	3,591	(882)	—	—	—	2,709
Share based payments expense	16(iii)	—	—	2,895	—	—	—	2,895
Foreign currency translation		—	—	—	(112,347)	—	—	(112,347)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	(11,642)	—	(11,642)
Dividends declared	18(a)	—	—	—	—	—	(19,237)	(19,237)
Share repurchases		(1,640)	(30,811)	—	—	—	—	(30,811)
Net earnings		—	—	—	—	—	273,943	273,943
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	18(a)	671	3,855	(1,233)	—	—	—	2,622
Share issuance		258	1,265	(1,265)	—	—	—	—
Share based payments expense		—	—	3,434	—	—	—	3,434
Modification of share based payment, net of tax	16(i)	—	—	(7,228)	—	—	(29,248)	(36,476)
Foreign currency translation		—	—	—	43,139	—	—	43,139
Change in fair value of investments in equity securities, net of $9,548 tax		—	—	—	—	59,343	—	59,343
Dividends declared	18(a)	—	—	—	—	—	(35,719)	(35,719)
Share repurchases	18(a)	(1,127)	(42,775)	—	—	—	—	(42,775)
Net earnings		—	—	—	—	—	560,080	560,080
Balance at December 31, 2019		209,625	$886,309	$28,843	($60,234)	$74,805	$887,031	$1,816,754

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company's common shares are listed on the Toronto Stock Exchange ("TSX"), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol "KLA". The Company's head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with five wholly-owned operating mines, one wholly-owned mine currently on care and maintenance and several exploration properties in Canada and Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation (see Note 26).

2. BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in the consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted. The consolidated financial statements were approved by the Company's Board of Directors on February 19, 2020.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a) Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

The subsidiaries of the Company as at December 31, 2019 and their principal activities are described below:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Name	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Newmarket Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Newmarket Gold NT Holdings Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Operating
Kirkland Lake Gold (Barbados) Corporation	Barbados	100%	Holding Company

b) Foreign currency translation

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the "functional currency"). The functional currency for the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c) Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. Abusiness also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

d) Revenue recognition

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

e) Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a financial liability contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Warrant investments are classified as FVPL.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to the consolidated statements of earnings. The election is available on an investment-by-investment basis. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instrument fair value measurements are classified into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses in recognized in earnings for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12- month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in net earnings as a gain or loss on debt extinguishment.

f) Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g) Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in- process inventory (stockpiled ore, gold in circuit), bullion inventories as well as materials and supplies inventory.

For work-in-process inventory, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplies are valued at the lower of weighted average cost and net realizable value.

h) Exploration & evaluation expenditures

Exploration expenditures relate to costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. The Company expenses exploration costs as incurred given the low degree of confidence that a future economic benefit will flow to the Company.

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. The Company capitalizes evaluation costs when there is a high degree of correlation between the expenditure incurred and the discovery of specific mineral resources.

Capitalized evaluation costs are subsequently re-classified to Mining Interest once the technical feasibility and commercial viability of an exploration project has been demonstrated and is the point at which management decides to proceed with developing the project. This typically includes, but is not limited to, completion of an economic feasibility study and the receipt of the applicable construction and operating permits for the project. Future expenditures incurred in the development of that exploration project are subsequently accounted for in accordance with the Company's Mining Interest policy, as described in note 2(i).

Prior to re-classification of capitalized evaluation costs to Mining Interest, the Company performs an impairment test, based on the recoverable amount. In addition, the carrying values of capitalized evaluation costs are reviewed for possible impairment when an impairment indicator exists, including but not limited a decision of abandonment in relation to the area of interest.

Capitalized evaluation costs are not subject to depletion until they are re-classified to Mining Interest, at which point they are depleted in accordance with the Company's Mining Interest policy as described in note 2(i).

i) Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production ('UOP') method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

- a significant portion of plant/mill capacity has been achieved;

- a significant portion of available funding is directed towards operating activities;

- a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or initially measured at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(j).

Depreciation is recorded on a straight-line or unit of production basis, over the shorter of the useful life of the asset or the remaining life of the mine; the life of mine is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. Depreciation associated with plant and equipment which is utilized in the development of an asset is capitalized as development costs attributable to the related asset.

Estimated useful lives for depreciable plant and equipment normally vary from three to fifteen years, for a maximum of twenty years for buildings.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives and depreciation methods of the Company's plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives or depreciation methods resulting from such review are accounted for prospectively.

Right-of-use assets

Contracts that convey the right to the Company to control the use of an identified asset for a period of time in exchange for consideration is accounted for as a lease, resulting in the recognition of a right-of-use ('ROU') asset at the commencement of the lease. The ROU asset is measured at cost and includes the following:

(i) the amount of the initial measurement of the lease liability;

(ii) any lease payments made at or before the commencement dates, less any lease incentives received;

(iii) any initial direct costs; and

(iv) an estimate of costs to restore the underlying asset, and any site upon which it is located, to the condition required by the terms and conditions of the lease.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

ROU assets are depreciated on a straight-line basis over the shorter of the asset's useful life and the lease term.

j) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. Borrowing costs incurred to finance qualifying assets that from part of general borrowings are capitalized based upon a weighted average capitalization rate. All other borrowing costs are expensed in the period they occur. Capitalization of borrowing costs ceases when the asset is substantially complete or if active development is suspended or ceases.

k) Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm's- length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit ('CGU') to which the asset belongs. The Company's CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation or amortization, if no impairment loss had been recognized.

l) Leases

The Company recognizes contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease, with an ROU asset and corresponding lease liability recognized at the commencement date of the lease. ROU assets are recognized as discussed in note 3(i) whereas lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. Lease payments included in the measurement of a lease liability include:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate;

• amounts expected to be payable under a residual value guarantee; and

• the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

Finance charges are recorded as finance costs within net earnings, unless they are attributable to qualifying assets, in which case they are capitalized.

m) Share based payments

The Company has the ability under certain share based compensation plans (notes 16 and 18(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (for options granted to individuals involved on specific projects).

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

ii) Long-term Incentive Plan

The performance share units ("PSUs") and restricted share units ("RSUs") awarded to eligible executives and employees will be settled in cash, common shares, or a combination therein. They are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded that are expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs. A corresponding amount is recorded as share based liabilities, as RSUs and PSUs are treated as cash-settled share based payments, until the liability is settled through a cash payment. At each reporting date and on settlement, the share based liability is remeasured, with any changes in fair value recorded as compensation expense.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Phantom share units, which were assumed by the Company as a result of the 2016 business combination with Newmarket Gold Inc., were recorded at their fair market value on the date of acquisition based on the quoted market price of the Company's shares and are revalued at each reporting date based on the difference between the quoted market price of the Company's shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in net earnings with a corresponding entry in share based liabilities.

iii) Deferred Share Units

Deferred share units ("DSUs") awarded to non-executive directors will be settled in cash, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the fair market value of the Company's shares is recognized as share based compensation expense at grant date with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense in the period.

n) Pension plans

The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees' salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees' salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company's required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.

o) Deferred income tax

Taxes, comprising both income taxes and mining taxes, are recognized in net earnings, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income, or directly in equity, respectively.

Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p) Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

q) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements unless the Company is virtually certain to recover the asset, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated on a UOP basis. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the net earnings.

r) Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury stock method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company's accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company's Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

Transition from the exploration and evaluation stage to the development stage

Judgment is required in determining when an exploration and evaluation project has demonstrated technical feasibility, commercial viability and transitions from the exploration and evaluation stage to the development stage. In assessing the technical feasibility and commercial viability of an asset or CGU, the estimated operating results and net cash flows are determined by estimating the expected future revenues and costs, including the future production costs, capital expenditures, site closure and environmental rehabilitation costs. The estimated net cash flows include cash flows expected to be realized from the extraction, processing and sale of proven and probable reserves as well as mineral resources when there is a high degree of confidence in the economic extraction of those resources.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Valuation of Long-lived Assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the CGU.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Provision for Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate environmental rehabilitation provision. These factors include estimates of the extent and costs of rehabilitation activities, current changes in available technologies and regulations, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management's best estimate of the present value of the future rehabilitation costs.

5. ADOPTION OF NEW ACCOUNTING STANDARDS Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaced the existing lease accounting guidance under IAS 17, Leases ("IAS 17") and IFRIC 4, Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). Effective January 1, 2019, the Company adopted the requirements of IFRS 16, which requires lessees to recognize ROU assets and lease liabilities on the balance sheet for most leases, resulting in a corresponding increase in depreciation and interest expense. Furthermore, the adoption of IFRS 16 resulted in an increase in cash flows from operating activities, as most lease payments are now reflected as financing outflows in the consolidated statement of cash flows.

The Company elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 16 as an adjustment to opening retained earnings as at January 1, 2019. Therefore, the comparative period information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The impact of adopting IFRS 16 and the changes to the Company's accounting policy for leasing are discussed below.

Accounting Policy Changes

Prior to January 1, 2019, the Company applied IFRIC 4 in determining whether a contract was, or contained, a lease by assessing if fulfillment of the contract was dependent on the use of a specific asset or assets and if the contract conveyed a right to use the asset or assets. Contracts determined to meet the above definition were classified as finance leases, with the assets held under the finance leases depreciated over their expected useful lives on the same basis as owned assets. The leased assets were measured at the lower of the fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. All other leases were classified as operating leases and accounted with IAS 17 Leases.

The above leasing policy was applied to contracts where leasing arrangements were completed in 2018. Any new or existing contracts containing leases that were still in force as at January 1, 2019 were re-assessed and accounted for in accordance with IFRS 16.

From January 1, 2019, the leasing policy discussed in note 3(l) was applied. Furthermore, the Company applied its incremental borrowing rate as the discount rate for any new leases identified as a result of IFRS 16 and elected to apply a single rate to a portfolio of leases with similar characteristics. Existing finance leases continued to be discounted applying the rate implicit in the lease.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Upon transition to IFRS 16, the Company has elected not to recognize ROU assets and lease liabilities for short- term leases with a remaining lease term of 12 months or less and leases of low-value assets. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. In addition, the Company elected not to separate non-lease components for leases identified within drilling and propane supply contracts and will account for the lease and non-lease components as a single lease component. The Company will continue to elect these practical expedients going forward.

Impact on Financial Statements

On January 1, 2019, the Company recognized $31.8 million of ROU assets, of which $29.4 million represents leased assets previously recognized within plant and equipment under IAS 17, a net investment in sub-leases of $0.8 million and $3.2 million of additional lease liabilities, with the difference primarily recognized in retained earnings. Since the Company elected to recognize the ROU assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, the impact to retained earnings was insignificant and reflects the net investment in sub- leases arising from the sub-leasing of office space.

The impact is summarized as follows:

ROU assets recognized as at January 1, 2019 upon adoption of IFRS 16	$2,353
Net investment in sub-leases	809
Lease obligations recognized as at January 1, 2019 upon adoption of IFRS 16	3,223
Other adjustments	29
Net decrease to opening retained earnings as at January 1, 2019	$90

The Company re-assessed the classification of its sub-leases previously classified as operating leases under IAS 17 and concluded that the sub-leases are finance lease assets, resulting in the recognition of a net investment in sub-leases on the consolidated statement of financial position as at January 1, 2019. The ROU assets and lease liabilities are presented within Mining Interests and Plant and Equipment and Lease Obligations, respectively.

The carrying amount of ROU assets and lease liabilities recognized on January 1, 2019 that were previously classified as finance leases under IAS 17 and continued to be assessed as leases under IFRS 16 were determined at the carrying amount of the lease assets and lease liabilities immediately before the transition to the new standard.

The Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied as at January 1, 2019 was 4.06%.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Operating lease commitments disclosed as at December 31, 2018	$8,442
Discounted using the incremental borrowing rate at January 1, 2019	8,075
Finance lease liabilities previously recognized as at December 31, 2018	22,224
Adjustment for contracts re-assessed as finance leases containing variable payments not included in lease liabilities	(1,783)
Adjustment for non-lease components contained within operating lease commitments	(1,508)
Recognition exemption for:
Short-term leases	(1,352)
Low-value items	(87)
Other adjustments	(122)
Lease obligations recognized as at January 1, 2019	$25,447

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretations 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The adoption of IFRIC 23 did not have a material impact on the Company's consolidated financial statements. Additional disclosure over the Company's evaluation of uncertainty over income tax treatments is provided in note 9.

6. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs and general and administrative costs for the years ended December 31, 2019 and 2018 include the following:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Salaries, short-term incentives and other benefits	$176,773	$173,993
Share based payment expense (note 16(iii))	9,307	5,459
	$186,080	$179,452

7. OTHER (LOSS) INCOME, NET

Other income (loss), net for the years ended December 31, 2019 and 2018 includes the following:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Loss on disposal of plant and equipment and mining interest	($4,983)	($2,017)
Change in fair value of warrant investments (note 12)	(18)	(10,892)
Foreign exchange (loss) gain, net	(16,208)	16,902
Other income	2,392	1,137
Other (loss) income, net	($18,817)	$5,130

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

8. FINANCE ITEMS

Finance income and expense for the years ended December 31, 2019 and 2018 includes the following:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Interest income on bank deposits	$6,941	$5,714
Finance income	$6,941	$5,714

Interest on finance leases and other loans	922	1,496
Finance fees and bank charges	512	969
Unwinding of discount on rehabilitation provision (note 17)	848	1,152
Finance costs	$2,282	$3,617

9. INCOME TAXES

a) Income tax expense

A reconciliation of income tax expense for continuing operations and the product of earnings from continuing operations before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Earnings before income taxes	$798,182	$394,310
Computed income tax expense at Canadian statutory rates (25%)	199,546	98,578
Non-deductible expenses/Non-taxable (income)	(1,286)	(4,751)
Foreign tax rate differential	32,267	10,801
Current and deferred Ontario Mining Tax	10,581	12,190
Revision in estimates	(5,879)	74
Tax benefit not recognized	3,314	-
Withholding taxes	324	2,737
Other	(765)	738
Income tax expense	238,102	120,367
Current income tax expense	189,572	40,743
Deferred tax (recovery) expense	$48,530	$79,624

During the year ended December 31, 2019, the effective tax rate is 29.8% (year ended December 31, 2018 - 30.5%).

b) Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2019 and 2018 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at	December 31, 2019	December 31, 2018
Net deferred tax assets:
Employee provisions	13,543	2,148
Loss carry forwards	6,315	6,117
Mark to market adjustments	(9,201)	(753)
Other	75	284
	$10,732	$7,796

As at	December 31, 2019	December 31, 2018
Net deferred tax liabilities:
Mining interests and plant and equipment	(229,166)	(201,389)
Environmental rehabilitation provision	15,967	14,310
Ontario Mining Tax	(30,729)	(23,635)
Loss carry forwards	-	12,861
Inventory	(18,686)	(4,666)
Mark to market adjustments	2,902	(3,354)
Employee provisions	4,694	3,483
Other	(1,299)	(1,400)
	($256,317)	($203,790)

Changes in net deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Balance, beginning of year	($195,994)	($133,645)
Recognized in net earnings	(48,530)	(79,624)
Recognized in equity	2,637	1,674
Foreign currency translation in other comprehensive income (loss)	(3,698)	15,601
Net deferred tax liabilities, end of year	($245,585)	($195,994)

At December 31, 2019, no deferred tax liabilities have been recognized in respect of the aggregate amount of

$694,367 (December 31, 2018 - $274,747) of taxable temporary differences associated with investments in subsidiaries. The Company controls the timing and circumstances of the reversal of these differences, and the differences are not anticipated to reverse in the foreseeable future.

As at December 31, 2019, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

As at	December 31, 2019	December 31, 2018
Capital loss carryforwards	8,730	11,668
Investment tax credits	12,601	11,999
Mining interests	11,076	10,546
Provision for reclamation liabilities and other accruals	11,158	-
Australian royalty tax	347,883	299,029

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The temporary differences arising from investment tax credits have an expiry date of 2025 to 2030. The temporary differences arising from mineral properties, Australian royalty tax and capital losses carried forward have an indefinite expiry date.

As at December 31, 2019, the Company had the following Canadian and Australian income tax attributes to carry forward:

	Year ended
	December 31, 2019	Expiry
Canada
Non-capital losses	23,830	2036-2039
Tax basis of mining interests	218,366	Indefinite
Tax basis of plant and equipment	213,646	Indefinite
Australia
Tax basis of mining interests	6,303	Indefinite
Tax basis of plant and equipment	62,736	Indefinite

c) Uncertainty over Income Tax Treatments

The Company operates in Canada and Australia and as such, is subject to, and pays taxes under the regime in place within these countries, which are governed by general corporate tax laws. The Company has filed, and continues to file, all required tax returns and pays the taxes reasonably determined to be due. Tax rules and regulations are complex and subject to interpretation, with changes in tax law, or the manner in which they are interpreted, potentially impacting the Company's effective tax rate as well as its business and operations.

The Company's tax records, transactions and filing positions may be subject to examination by the tax authorities. The tax authorities may interpret the tax implications of a transaction differently from the Company, requiring many years before a resolution can be reached. Uncertainty in the interpretation and application of applicable tax laws and regulations by the tax authorities could adversely affect the Company.

10. ACCOUNTS RECEIVABLE

As at	December 31, 2019	December 31, 2018
Trade receivables	$241	$8,129
Sales tax and other statutory receivables	13,568	11,357
Other receivables	2,869	665
	$16,678	$20,151

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2019 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. INVENTORIES

As at	December 31, 2019	December 31, 2018
Gold doré	$791	$1,114
Gold in circuit	10,941	9,493
Ore stockpiles	7,888	7,770
Supplies and consumables	28,066	21,712
	$47,686	$40,089

The cost of gold doré, gold in circuit, ore stockpiles ("metal inventory"), and supplies and consumables recognized as an expense and included in operating costs in the years ended December 31, 2019 and 2018 are $280,745 and $267,189, respectively. During the year ended December 31, 2019, there were write downs of inventory to net realizable value of $4,527 (year ended December 31, 2018 - $nil). There were no reversals of write downs of inventory to net realizable value during the years ended December 31, 2019 and 2018.

12. OTHER LONG-TERM ASSETS

As at	December 31, 2019	December 31, 2018
Investments in equity securities	$253,540	$141,781
Warrant investments	1,605	1,209
Deposits and other	184	22,102
	$255,329	$165,092

Investments in equity securities

Changes in the investments in equity securities for the years ended December 31, 2019 and 2018 are as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Balance, beginning of year	$141,781	$100,109
Acquisition of investments	34,026	66,124
Disposition of investments	-	(525)
Unrealized gain (loss)	68,891	(13,316)
Foreign currency translation	8,842	(10,611)
Investments in equity securities, end of year	$253,540	$141,781

The fair value of the investments and warrants held as at December 31, 2019 and December 31, 2018 are as follows:

Investments in equity securities	Shares held at December 31, 2019	Fair value as at December 31, 2018	Purchase/ (sales)	Unrealized gain/ (loss)	Foreign currency translation	Fair value as at December 31, 2019
Bonterra Resources Inc.	8,510,629	$8,472	$6,397	($694)	$571	$14,746
Osisko Mining Inc.	32,627,632	73,452	-	24,135	4,170	101,757
Novo Resources Corp.	29,830,268	54,249	-	30,214	3,057	87,520
Wallbridge Mining Company Ltd.	57,000,000	-	24,434	14,687	822	39,943
Other		5,608	3,195	549	222	9,574
Total		$141,781	$34,026	$68,891	$8,842	$253,540

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Warrant investments	Warrants held at December 31, 2019	Valuation technique	Fair value as at December 31, 2018	Purchase /(sales)	Unrealizedgain/ (loss)	Foreign currency translation	Fair value as at December 31 ,2019
Bonterra ResourcesInc.	1,000,000	Black Scholes	$19	$356	$($62)	$10	$323
Novo Resources Corp.	14,000,000	Barrier Option Pricing	1,027	-	211	44	1,282
DeGrey Mining Ltd.	-	Black Scholes	163	-	(167)	4	-
Total			$1,209	$356	$($18)	$58	$1,605

The inputs used to value the warrant investments as of December 31, 2019 are as follows:

Input	Bonterra Resources Inc.	Novo Resources Corp.
Closing share price (C$)	$2.25	$3.81
Exercise price (C$)	$3.10	$6.00
Remaining life of the warrants (years)	1.64	0.68
Volatility	56.61%	49.57%
Risk-free interest rate	1.69%	1.69%
Barrier (C$)	-	$12.00
Rebate (C$)	-	$6.00

13. MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2019	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2019	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Additions, including transfer from construction in progress[1]	$161,322	$110,370	$271,692	$204,319	$476,011
Construction in progress, net of transfers to plant and equipment additions	$-	$-	$-	$40,086	$40,086
Change in environmental closure assets (estimate and discount rate)	$15,276	$-	$15,276	$-	$15,276
Disposals	($28,233)	($129)	($28,362)	($31,291)	($59,653)
Foreign currency translation	$25,420	$3,918	$29,338	$17,254	$46,592
Cost at December 31, 2019	$1,135,906	$220,297	$1,356,203	$678,309	$2,034,512
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$-	$281,431	$117,599	$399,030
Depreciation	$456	$-	$456	$61,736	$62,192
Depletion	$112,305	$-	$112,305	$-	$112,305
Disposals	($26,789)	$-	($26,789)	($24,304)	($51,093)
Foreign currency translation	$8,796	$-	$8,796	$6,356	$15,152
Accumulated depreciation and depletion at December 31, 2019	$376,199	$-	$376,199	$161,387	$537,586
Carrying value at December 31, 2019	$759,707	$220,297	$980,004	$516,922	$1,496,926

1 Includes $6.0 million of costs associated with leases recognized upon adoption of IFRS 16.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Year ended December 31, 2018	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	181,486	324	181,810	88,406	270,216
Construction in progress, net of transfers to plant and equipment additions	-	-	-	38,923	38,923
Change in environmental closure assets (estimate and discount rate)	3,755	-	3,755	-	3,755
Disposals	-	-	-	(17,873)	(17,873)
Foreign currency translation	(87,505)	(10,471)	(97,976)	(37,086)	(135,062)
Cost at December 31, 2018	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$-	$213,440	$93,492	$306,932
Depreciation	346	-	346	47,360	47,706
Depletion	90,980	-	90,980	-	90,980
Disposals	-	-	-	(13,901)	(13,901)
Foreign currency translation	(23,335)	-	(23,335)	(9,352)	(32,687)
Accumulated depreciation and depletion at December 31, 2018	$281,431	$-	$281,431	$117,599	$399,030
Carrying value at December 31, 2018	$680,690	$106,138	$786,828	$330,342	$1,117,170

Mining Interests

Non-depletable mining interests at December 31, 2019 of $220,297 (December 31, 2018 - $106,138) includes

$104,634 (December 31, 2018 - $42,765) for the carrying amount of previously acquired interest in exploration properties around the Company's Macassa Mine in Canada, with the change in amount primarily attributable to capitalized expenditures at Macassa combined with the impact of foreign exchange, and $115,663 (December 31, 2018 - $63,373) for the carrying amount of various acquired exploration properties in Australia, with the change in amount related primarily to capitalized development at the Northern Territory and the remainder of the change due to foreign exchange impact.

Plant and Equipment

Plant and equipment at December 31, 2019, includes $52,002 (December 31, 2018 - $14,969) of construction in progress. Plant and equipment also includes costs of $46,377 (December 31, 2018 - $44,978) and accumulated depreciation of $22,237 (December 31, 2018 - $15,548) related to capital equipment and vehicles under ROU assets.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2019	December 31, 2018
Trade payable and accrued liabilities	$134,123	$108,295
Payroll and government remittances	17,637	17,340
	$151,760	$125,635

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

15. LEASES

Mining interest and plant and equipment comprise of owned and leased assets.

As at	December 31, 2019
Mining interests and plant and equipment	$1,467,709
Right-of-use assets	29,217
$1,496,926

The Company leases many assets including buildings, mining equipment, storage facilities and IT equipment. Information for which the Company is a lessee is presented below.

Right-of-use assets

	Buildings	Mining equipment	Storage facilities	Vehicles	IT equipment	Total
Balance, January 1, 2019	1,544	29,982	176	22	59	31,783
Additions (net of disposals)	1,938	4,361	371	-	-	6,670
Depreciation charge for the year	(496)	(9,944)	(205)	(4)	(13)	(10,662)
Foreign currency translation adjustment	82	1,332	10	1	1	1,426
Balance, December 31, 2019	3,068	25,731	352	19	47	29,217

Lease liabilities

As at	December 31, 2019	December 31, 2018
Maturity analysis - contractual undiscounted cash flows
Less than one year	10,485	13,101
One to five years	5,232	10,006
Total undiscounted lease liabilities	15,717	23,107
Lease liabilities included in the statement of financial position	15,316	22,224
Current	10,176	12,465
Non-current	5,140	9,759

Amounts recognized in profit or loss

Year ended December 31, 2019
Interest on lease liability	269
Variable lease payments not included in the measurement of lease liabilities	26,167
Income from sub-leasing right-of-use assets	30
Expenses relating to short-term leases	8,532
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	192

 Amounts recognized in the statement of cash flows

	Year ended December 31, 2019	Year ended December 31, 2018
Total cash outflow from financing activities	14,673	23,109
Total cash outflow from operating activities	28,212	8,442

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As a lessor

The Company is party to contracts for the lease of a portion of its corporate office space, which is sub-leased to third parties. The Company sub-leases office space in three buildings that were leased in 2015 and 2017. The Company has classified the sub-lease as a finance lease because the sub-lease is for the whole of the remaining term of the head lease. Lease income from these sub-leases where the Company acts as a lessor is as below.

Year ended December 31, 2019
Finance lease
Finance income on the net investment of a lease	30

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

As at	December 31, 2019
Less than one year	277
One to two years	237
Two to three years	86
Three to four years	-
Total undiscounted lease receivable at December 31, 2019	600
Unearned finance income	27

16. SHARE BASED PAYMENT LIABILITIES

(i) Long-term incentive plan ("LTIP")

The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, "Share Units") that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company's obligations under Share Units held by participants. The Company has historically equity-settled awards under the LTIP plan and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash-settled.

The fair value of the share based liability recognized on modification of $42,948 is greater than the amount previously recognized as expense in equity of $7,228. The Company made an accounting policy choice under IFRS to recognize the excess amount as a direct charge to shareholders' equity as opposed to recognizing an expense in the statement of operations on the date of modification. As a result, the Company recognized $29,248, net of tax of $9,906, as a charge to retained earnings. All remaining and future grants under the LTIP will be accounted for as cash-settled awards. The maximum number of common shares made available for issuance under the LTIP shall not exceed: (i) such number of common shares as would, when combined with all other common shares subject to grants under DSUs, RSUs and PSUs of the Company, be equal to 2% of the common shares then outstanding; and (ii) such number of common shares as would, when combined with all other common shares of the Company, be equal to 5.5% of the common shares outstanding from time to time.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the Company's underlying shares.

Movements in the number of the PSUs and RSUs for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	502,037	524,094	342,206	364,263
Granted	117,143	129,146	198,528	198,528
Cancelled	(23,114)	(23,114)	(38,697)	(38,697)
Redeemed	(84,298)	(89,298)	-	-
Balance, end of year	511,768	540,828	502,037	524,094

(ii) Deferred share unit plan ("DSU Plan")

The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	170,528	35,625	131,006	95,000
Granted	21,875	-	39,522	-
Redeemed	(37,026)	(35,625)	-	(35,625)
Cancelled	-	-	-	(23,750)
Balance, at end of year	155,377	-	170,528	35,625

Changes in the share based payment liabilities during the years ended December 31, 2019 and 2018 are as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Opening liability	$4,276	$2,116
Share based payment expense	9,307	2,564
Modification of share based payment	42,948	-
Redeemed DSUs and phantom share units (cash payments)	(2,453)	(441)
Foreign currency translation	1,179	37
Total share based payment liability	$55,257	$4,276
Current portion of share based payment liability	$36,783	$4,276
Long term share based payment liability	$18,474	$-

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(iii) Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Year ended	Year ended
	December 31, 2019	December 31, 2018
RSU and PSU share based payment expense	$-	$2,874
Stock options share based payment expense	-	21
Equity based instruments share based payment expense	$-	$2,895
Cash settled instruments share based payment expense (note 16)	$9,307	$2,564
Total share based payment expense	$9,307	$5,459

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the years ended December 31, 2019 and 2018 is as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
General and administrative	$9,018	$5,216
Production costs	289	243
Total share based payment expense	$9,307	$5,459

17. PROVISIONS

As at	December 31, 2019	December 31, 2018
Environmental rehabilitation provision	$71,121	$50,603
Long service leave	2,642	6,092
Total provisions	73,763	56,695
Current provisions	29,776	15,817
Long-term balance	$43,987	$40,878

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company's internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

Changes in the environmental rehabilitation provision for the years ended December 31, 2019 and 2018 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Balance, beginning of year	$50,603	$54,429
Changes in estimates	19,644	6,885
Site closure and reclamation costs paid	(938)	(6,840)
Unwinding of discount on rehabilitation provision	848	1,152
Foreign currency translation	964	(5,023)
Balance, end of year	71,121	50,603
Current portion	24,172	10,488
Long-term balance	$46,949	$40,115

The majority of the expenditures are expected to occur between 2020 and 2041. The inflation adjusted discount rate used in estimating the environmental provision for the year ended December 31, 2019 was 0% (discount rates between 1.83% and 2.32% and inflation rates between 2% and 3% were used for the year ended December 31, 2018). As the life of the mine is extended, the timing of certain expenditures will be deferred.

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

18. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a) SHARE CAPITAL

As at December 31, 2019, the Company had 209,624,480 common shares outstanding (December 31, 2018 - 209,822,819).

Share capital issuances

- During the year ended December 31, 2019, the Company issued an aggregate of 670,767 common shares upon the exercise of 670,767 stock options for $3,855 (year ended December 31, 2018 - the Company issued an aggregate of 517,935 common shares upon the exercise of 517,935 stock options for $3,591).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

 Repurchases

2019

- On April 5, 2019, the Company purchased 199,900 common shares for $6,187 (C$8,275) pursuant to the Normal Course Issuer Bid ("NCIB"). All of the shares have been legally canceled as of December 31, 2019.

- On May 17, 2019, the Company purchased 199,900 common shares for $6,623 (C$8,859) pursuant to the NCIB which was renewed on the TSX on May 22, 2019. All of the shares have been legally canceled as of December 31, 2019.

- On November 29, 2019, the Company purchased 206,700 common shares for $8,141 (C$10,742) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2019.

- On December 6, 2019, the Company purchased 520,500 common shares for $21,824 (C$28,799) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2019.

2018

- On April 6, 2018, the Company purchased 69,400 shares for $1,039 (C$1,342) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2018.

- During the three months ended September 30, 2018, the Company purchased 1,570,600 shares for $29,772 (C$38,912) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2018.

Dividends

2019

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 11, 2018	January 11, 2019	C$0.04	$6,328	C$8,393	$-
March 15, 2019	April 12, 2019	C$0.04	$6,326	C$8,410	$6,326
May 7, 2019	July 12, 2019	$0.04	$8,408	C$-	$8,408
September 11, 2019	October 11, 2019	$0.04	$8,408	C$-	$8,408
December 16, 2019	January 13, 2020	$0.06	$-	C$-	$12,577
Total			$29,470		$35,719

2018

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 15, 2017	January 15, 2018	C$0.02	$3,351	C$4,219	$-
March 28, 2018	April 13, 2018	C$0.02	$3,340	C$4,224	$3,340
June 18, 2018	July 13, 2018	C$0.03	$4,811	C$6,337	$4,908
September 17, 2018	October 12, 2018	C$0.03	$4,827	C$6,290	$4,812
December 11, 2018	January 11, 2019	C$0.04	$-	C$-	$6,177
Total			$16,329		$19,237

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

 (b) RESERVES

(i) Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 16, the Company has the following outstanding equity based awards:

Stock options

The Company has a stock option plan ("the Stock Option Plan") that provides for the issuance of stock to employees, directors, or officers of the Company and any of its subsidiaries or affiliates, consultants, and management employees. On May 4, 2017, shareholders of the Company approved certain amendments to the Stock Option Plan, including changing the Stock Option Plan to a "rolling plan". Accordingly, the aggregate number of common shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan and all other security based compensation plans must not exceed 5.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting any stock options. In accordance with the terms of the Stock Option Plan: (i) the exercise price of a stock option granted shall be determined by the Company's Board but in any event, shall not be less than the closing price of the common shares trading on the TSX on the date of grant; (ii) stock options shall have a maximum term of five years; and (iii) will generally be terminated ninety days after a participant ceases to be an officer, director, employee or consultant of the Company.

During the years ended December 31, 2019 and 2018, the Company did not grant any stock options. Changes in stock options during the years ended December 31, 2019 and 2018 were as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price (C$)	Number of options	Weighted average exercise price (C$)
Balance, beginning of year	897,409	$5.02	1,499,315	$5.80
Exercised	(670,767)	5.21	(517,935)	6.70
Expired	(8,153)	5.72	(83,971)	8.44
Stock options outstanding, end of year	218,489	$4.44	897,409	$5.02
Stock options exercisable, end of year	218,489	$4.44	897,409	$5.02

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management's best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10
$3.42 - $6.82	334,679	April 1, 2019 - June 30, 2019	$49.24
$6.82	1,998	July 1, 2019 - September 30, 2019	$56.22
$4.95 - $6.82	161,674	October 1, 2019 - December 31, 2019	$59.43
	670,767		$48.69

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64
$3.42 - $6.82	4,630	July 1, 2018 - September 30, 2018	$27.15
$2.98 - $6.82	164,757	October 1, 2018 - December 31, 2018	$29.49
	517,935		$23.28

(ii) Basic and diluted income per share

Basic and diluted income per share for the years ended December 31, 2019 and 2018 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2019 and 2018 includes the impact of certain outstanding options, PSUs and RSUs.

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Net earnings	$560,080	$273,943
Weighted average basic number of common shares outstanding (in '000s)	210,142	210,692
Basic earnings per share	$2.67	$1.30

Net earnings	560,080	273,943
Cash settling LTIP adjustment	1,450	-
Net earnings for diluted earnings	561,530	273,943
Weighted average diluted number of common shares outstanding (in '000s)	211,645	212,623
Diluted earnings per share	$2.65	$1.29

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the years ended December 31, 2019 and 2018 is calculated as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Weighted average basic number of common shares outstanding (in '000s)	210,142	210,692
In the money shares - share options (in '000s)	450	905
Dilutive RSUs and PSUs (in '000s)	1,053	1,026
Weighted average diluted number of common shares outstanding	211,645	212,623

19. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2019, the Company's cash balance of $707,206 (December 31, 2018 - $332,227) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $686,481 (as at December 31, 2018 - $324,483) denominated in US dollars, which was exposed to movements in foreign exchange rates.

Supplemental information to the statements of cash flows is as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Change in non-cash working capital
Decrease (increase) in accounts receivable	$2,883	($5,831)
(Increase) in inventories	(3,121)	(4,937)
(Increase) decrease in prepaid expenses	(4,429)	942
(Decrease) increase in accounts payable and accrued liabilities	(20,733)	43,425
	($25,400)	$33,599

Investing and financing non-cash transactions
Plant and equipment acquired through lease	$6,037	$8,589

Effective July 1, 2019, the Company made an accounting policy change to classify cash interest received within the condensed consolidated statement of cash flows for the years ended December 31, 2019 and 2018 as an operating activity rather than a non-operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the year ended December 31, 2018 have been re-classified to conform with this change in accounting policy.

20. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company's operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The information reported below as at and for the years ended December 31, 2019 and 2018 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2019
				Northern	Corporate and
	Macassa Mine	Holt Complex	Fosterville	Territory	other[3]	Total
Revenue	$333,644	$161,413	$884,931	$—	$—	$1,379,988
Production costs	(99,227)	(104,888)	(76,919)	—	—	(281,034)
Royalty expense	(11,240)	(7,738)	(17,454)	—	—	(36,432)
Depletion and depreciation	(44,499)	(33,021)	(91,401)	—	—	(168,921)
Earnings from mine operations	178,678	15,766	699,157	—	—	893,601
Expenses
General and administrative	—	—	—	—	(45,365)	(45,365)
Transaction costs	—	—	—	—	(1,236)	(1,236)
Exploration	(1,338)	(5,288)	(15,895)	(10,948)	—	(33,469)
Care and maintenance	—	(43)	—	(1,148)	—	(1,191)
Earnings (loss) from operations	177,340	10,435	683,262	(12,096)	(46,601)	812,340
Other income (loss), net[1]						(18,817)
Finance items
Finance income[1]						6,941
Finance costs[1]						(2,282)
Earnings before income taxes						798,182

Expenditures on:
Mining interest	$104,728	$37,221	$78,449	$51,294	$—	$271,692
Plant and equipment	89,718	19,400	82,851	48,550	3,886	244,405
Total capital expenditures[2]	$194,446	$56,621	$161,300	$99,844	$3,886	$516,097

Total assets	$645,617	$223,494	$546,069	$197,768	$944,669	$2,557,617
Total liabilities	$203,521	$69,953	$113,629	$37,591	$316,169	$740,863

1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

2 Segment capital expenditures are presented on an accrual basis.

3 Total assets includes $615.7 million of cash that resides within Newmarket Gold NT Holdings Pty. Ltd. ('NGNT'), which is the parent company to the Company's Australian entities. In 2018, the cash balance of $164.5 million was presented as part of the Northern Territory for operating segment note disclosure purposes, however in 2019 the Company has changed the presentation of the cash balance to be included within the 'Corporate and Other' operating segment as it more accurately reflects the total assets of the operating segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$307,807	$164,045	$444,059	$—	$—	$915,911
Production costs	(102,845)	(88,844)	(75,743)	—	—	(267,432)
Royalty expense	(9,074)	(8,352)	(8,992)	—	—	(26,418)
Depletion and depreciation	(45,861)	(25,500)	(60,167)	(2,185)	(5)	(133,718)

Earnings (loss) from mine operations	150,027	41,349	299,157	(2,185)	(5)	488,343
Expenses
General and administrative	—	—	—	—	(31,565)	(31,565)
Exploration	(4,090)	(6,232)	(26,481)	(29,811)	—	(66,614)
Care and maintenance	—	(2,832)	—	(249)		(3,081)
Earnings (loss) from operations	145,937	32,285	272,676	(32,245)	(31,570)	387,083
Other income (loss), net[1]						5,130
Finance items
Finance income[1]						5,714
Finance costs[1]						(3,617)
Earnings before income taxes						394,310

Expenditures on:
Mining interest	$67,079	$26,001	$58,650	$23,240	$—	$174,970
Plant and equipment	59,271	16,508	46,407	5,143	—	127,329
Total capital expenditures[2]	$126,350	$42,509	$105,057	$28,383	$—	$302,299

Total assets	$531,457	$196,176	$436,616	$144,945	$400,966	$1,710,160
Total liabilities	$204,160	$51,466	$122,324	$31,121	$37,983	$447,054

 1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

2 Segment capital expenditures are presented on an accrual basis.

3 In 2018, the cash balance of $164.5 million was presented as part of the Northern Territory for operating segment note disclosure purposes, however in 2019 the Company has changed the presentation of the cash balance to be included within the 'Corporate and Other' operating segment as it more accurately reflects the total assets of the operating segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

 The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	December 31, 2019	December 31, 2018
Geographic information
Australia	$712,845	$571,569
Canada	1,051,224	740,679
Total	$1,764,069	$1,312,248

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Year ended	Year ended
	December 31, 2019	December 31, 2018
Customer
1 - Australia	$882,199	$442,767
2 - Canada	221,958	186,195
3 - Canada	160,336	182,762
4 - Canada	-	93,420
Total	$1,264,493	$905,144
% of total sales	92%	99%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the years ended December 31, 2019 and 2018.

21. CAPITAL RISK MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share              capital, reserves,  accumulated other comprehensive income (loss) and retained earnings.

The Company’s capital at December 31, 2019 and 2018 is as follows:accumulated other

As at	December 31, 2019	December 31, 2018
Share capital	$886,309	$923,964
Reserves	28,843	35,135
Accumulated other comprehensive income (loss)	14,571	(87,911)
Retained earnings	887,031	391,918
	$1,816,754	$1,263,106

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable. do so.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

22. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2019 and December 31, 2018 are as follows:

As at	December 31, 2019	December 31, 2018
Financial Assets
At fair value through profit or loss
Warrant investments (note 12)	$1,605	$1,209

Loans and receivables, measured at amortized cost
Cash	$707,206	$332,227
Restricted cash	—	22,190
Accounts receivable (not including sales taxes)	3,110	8,794
	$710,316	$363,211
Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 12)	$253,540	$141,781

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 16)	$55,257	$4,276
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities (note 14)	$151,760	$125,635
Leases (note 15)	15,316	22,224
	$222,333	$152,135

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	December 31, 2019	December 31, 2018
Level 1
Investments in equity securities - publicly traded	$252,385	$141,781
Share based payment liabilities (note 16)	$55,257	$4,276

Level 2
Warrant investments (note 12)	$1,605	$1,209

Level 3
Investments in equity securities - privately held	$1,155	$-

Financial instruments risks factors

The Company is exposed to financial risks sensitive to changes in share prices, share price volatility, foreign exchange and interest rates. The Company's Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2019 and December 31, 2018, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables.

The Company's cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2019, the Company had a net working capital of $377,685 (December 31, 2018 - $205,285), including cash of $707,206 (December 31, 2018 - $332,227).

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company's operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company's growth projects.

The contractual cash flow obligations of the Company as at December 31, 2019 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at December 31, 2019	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$151,760	$151,760	$-	$-	$-
Lease obligation payments	15,717	10,485	5,054	178	-
Income taxes payable	188,450	188,450	-	-	-
	$355,927	$350,695	$5,054	$178	$-

Market risk

(a) Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company's mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company's presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2019	$0.77	$0.70
Average US dollar exchange rate during the year ended December 31, 2019	$0.75	$0.70
Closing US dollar exchange rate at December 31, 2018	$0.73	$0.70
Average US dollar exchange rate during the year ended December 31, 2018	$0.77	$0.75

Currency risk only exists on account of monetary financial instruments denominated in a currency that is not the functional currency. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased the Company's net earnings by the amounts shown in the table below. A 10 percent weakening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2019.

US$
Total foreign currency net financial assets in US$[1]	$685,295
Impact of a 10% variance of the CAD:US exchange rate on net earnings	$5,130
Impact of a 10% variance of the AUD:US exchange rate on net earnings	$43,085

(1) Includes financial assets and financial liabilities denominated in United States Dollars

(b) Interest rate risk

The Company's exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the Consolidated Statement of Operations. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c) Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the investments in equity securities and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2019, the impact of a 10% increase or decrease in the share prices of the investments in equity securities would have resulted in an increase or decrease of $21,647, respectively, that would have been included in other comprehensive income. A 10% increase and 10% decrease in the share prices of the investments in equity securities would have resulted in an increase of $188 and decrease of $164 in net earnings, respectively in relation to the warrant investments.

23. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors' fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Officer salaries and short-term benefits	$10,661	$8,230
Share based payment expense	4,237	4,478
Directors fees	600	512
Severance payments	461	-
	$15,959	$13,220

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during his tenure at the Company which ended on May 7, 2019. The total expense was $68 during the year ended December 31, 2019 (year ended December 31, 2018 - $177).

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $61 during the year ended December 31, 2019. Ms. Elizabeth Lewis-Gray, a member of the Company's Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

24. COMMITMENTS AND CONTRACTUAL OGLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

- A 1.5% NSR royalty payable to Franco-Nevada Corporation ("FNV") on production from the Company's Macassa property.

- A 2% NSR on production from the Macassa mine payable to Sandstorm Gold Ltd. (Hurd-McCauley).

- A 3% NSR on production from the Macassa mine payable to Harbour Royalty Corp. (Morgan) (linked to gold price, NSR could decrease if gold price decreases below $1,000 CDN).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

- A 20% NPI on production at the Macassa mine payable to FNV relating to the Gracie Claim.

- Minimum cash payment of $3,000 or $0.25 per ton mined payable to Boisvert/Joseph for claims held at the Macassa property.

- Payable to FNV, a 1% NSR on production from the Taylor mine ; a 3% NSR on production for Holloway and a sliding scale NSR linked to gold price for the Holt mine paying 3% and 10% in 2019.

- A 0.013% of gold price royalty factor NSR payable to Newmont Corporation relating to production at Holt.

- A 1% NSR payable to Zyla relating to production at the Holloway Zone Lightning-TBZ.

- A 2% NSR payable to Cadden relating to production at the Holloway Zone Lightning-TBZ.

- A $10 per ounce royalty payable to Osisko Mining Inc. relating to production at Holloway zones Smoke East and Black Top.

- A 2% NSR payable to Walter Turney at the Taylor zone WPZ (North Portion).

- A 0.5% NSR on production from the Macassa, Taylor, Holt and Holloway mines to the First Nations identified in the IBA.

- For the Company's mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine.

- For the Company's mine properties in the State of Victoria, Australia, a 2.75% NSR royalty on the Fosterville Gold Mine payable to the Victorian Government effective January 1, 2020.

- The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant.

- A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

- Beginning July 1, 2019, there is a minimum value based royalty on the gross production revenue per year at Northern Territory. A 1% royalty is payable in the first year, 2% in the second year and 2.5% in the third year and further.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

25. CONTINGENCIES

Certain conditions exist as of the date the financial statements are issued that may result in a gain or loss to the Company, but which will only be resolved when one or more future events occur or fail to occur, at which time the effects, if any, are recognized in the consolidated financial statements of the Company. The assessment of such contingencies inherently involves the exercise of significant judgments and estimates.

The Company does not believe that any outstanding matters, for which a provision has not been recorded, will have a material impact on the financial position of the Company.

26. SUBSEQUENT EVENTS

On November 25, 2019, the Company announced it had entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour Gold Corporation ("Detour"), with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour have been exchanged under the agreement at the Exchange Ratio. The Company is authorized up to an additional 343,485 common shares upon exercise of the stock options held by the former options holders of Detour. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company.

Detour was a publicly traded mining company in Canada with shares traded on the Toronto Stock Exchange and was subsequently de-listed on February 3, 2020. Detour held a 100% interest in the Detour Lake gold mine, a long- life open pit operation located in Northern Ontario.

The Company determined that the transaction represents a business combination under IFRS 3 Business Combinations, with Kirkland Lake identified as the acquirer. As the transaction closed on January 31, 2020, the initial allocation of the purchase price consideration to the identifiable assets and liabilities assumed is not complete, with the main areas under consideration being the value attributable to the mineral interests associated with the Detour Lake gold mine and the determination of goodwill arising from the acquisition, if any. The Company will disclose a preliminary purchase price allocation in our Q1 2020 interim financial statements.

Acquisition related costs of approximately $1 million were expensed in the fourth quarter and are reflected on the Company's consolidated statement of operations and comprehensive income. Additional transaction costs of approximately $35 million that were contingent upon the closing of the transaction were paid in Q1 2020 and will be reflected on the Company's consolidated statement of operations and comprehensive income for that period.

Management's Discussion & Analysis

For the years ended December 31, 2019 and 2018

Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") dated February 19, 2020 for Kirkland Lake Gold Ltd. (the "Company" and as defined in the section entitled "Business Overview") contains information that management believes is relevant to an assessment and understanding of the Company's consolidated financial position and the results of its consolidated operations for the years ended December 31, 2019 and 2018. The MD&A should be read in conjunction with the Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the "Risk and Uncertainties" and "Forward Looking Statements" sections at the end of this MD&A and as described in the Company's Annual Information Form for the year ended December 31, 2018 (Annual Information Form for the year ended December 31, 2019 to be released in March 2020). Additional information including this MD&A, the audited Consolidated Financial Statements for the year ended December 31, 2019, the Company's Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company's website (www.klgold.com).

NON - IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs ("AISC") and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization ("EBITDA") and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company's performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the "Non-IFRS Measures" section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Plant and Equipment ("PE"); Gold ("Au"); Troy Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Square Kilometre ("km2"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Estimated True Width ("ETW"); and Life of Mine ("LOM"). Throughout this MD&A the reporting periods for the three months ended December 31, 2019 and December 31, 2018 are abbreviated as Q4 2019 and Q4 2018, whilethereporting period for thethree months ended September 30, 2019 is abbreviated as Q3 2019. In addition, the reporting periods for the twelve months ended December 31, 2019 and December 31, 2018 are abbreviated as FY 2019 and FY 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to "C$" are to Canadian dollars and referencesto"A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

1 | Page

Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3

ACQUISITION OF DETOUR GOLD CORPORATION	3

EXECUTIVE SUMMARY	4

2019 PERFORMANCE AGAINST FULL-YEAR 2019 GUIDANCE	8

2020 FULL YEAR GUIDANCE	10

ADDITION OF DETOUR GOLD PRODUCTION, UNIT COSTS AND EXPENDITURES TO FULL-YEAR 2020 GUIDANCE	12

THREE-YEAR PRODUCTION GUIDANCE	12

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2019	13

LONGER-TERM OUTLOOK	17

EXTERNAL PERFORMANCE DRIVERS	17

REVIEW OF FINANCIAL PERFORMANCE	18

REVIEW OF OPERATING MINES	27

GROWTH AND EXPLORATION	33

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	36

OFF-BALANCE SHEET ARRANGEMENTS	36

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	36

SELECTED ANNUAL INFORMATION	36

QUARTERLY INFORMATION	37

COMMITMENTS AND CONTINGENCIES	38

RELATED PARTY TRANSACTIONS	38

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	38

ACCOUNTING POLICIES AND BASIS OF PRESENTATION	39

NON-IFRS MEASURES	39

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	46

RISKS AND UNCERTAINTIES	46

FORWARD LOOKING STATEMENTS	59
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	60

TECHNICAL INFORMATION	61

CORPORATE INFORMATION	62

2 | Page

Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company" or "Kirkland Lake Gold") is a growing, Canadian, U.S. and Australian-listed, gold producer with six wholly owned operating mines in Canada and Australia. The Company's production is anchored by two high-grade, low-cost underground mining operations: the Macassa mine ("Macassa") located in northeastern Ontario, Canada and the Fosterville mine ("Fosterville") located in the state of Victoria, Australia. The Company also owns and operates the Holt Complex, which includes three wholly owned operating mines, the Taylor mine ("Taylor"), Holt mine ("Holt") and Holloway mine ("Holloway"), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. Also located in Northern Ontario is the Detour Lake open-pit mine ("Detour Lake"), which the Company acquired effective January 31, 2020. Detour Lake produced 159,109 ounces in Q4 2019 and 601,566 ounces in FY 2019. Results from Detour Lake are not included in the Company's Q4 and FY 2019 consolidated results. The Company's business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine ("Cosmo"), Union Reefs mill ("Union Reefs") as well as a number of exploration properties, were placed on care and maintenance effective June 30, 2017. The Company is currently conducting an advanced exploration program in the Northern Territory, which includes significant exploration drilling, underground development and, as of October 2019, and testing processing through the Union Reefs mill. On February 19, 2020, the Company announced that the Holt Complex and assets in the Northern Territory were being designated as non-core with plans to review all strategic options to maximize the value of these assets.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company's portfolio of wholly owned assets, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

ACQUISITION OF DETOUR GOLD CORPORATION

Subsequent to the end of 2019, the Company acquired all issued and outstanding shares of Detour Gold Corporation ("Detour Gold") on January 31, 2020, through a plan of arrangement announced on November 25, 2019 (the "Arrangement"). Pursuant to the Arrangement, Detour Gold shareholders received 0.4343 of a common share of Kirkland Lake Gold in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued approximately 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. The Company is authorized to issue up to an additional 343,485 common shares upon exercise of the stock options held by the former options holders of Detour. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now theowner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company's portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company's consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and twelve months ended December 31, 2019. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in thousands of dollars, except per share	Three Months ended	Three Months Ended	Year Ended	Year Ended
amounts)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenue	$412,379	$280,320	$1,379,988	$915,911
Production costs	71,169	64,604	281,034	267,432
Earnings before income taxes	232,042	149,336	798,182	394,310
Net earnings	$169,135	$106,535	$560,080	$273,943
Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29
Cash flow from operating activities	$247,100	$207,283	$919,390	$548,790
Cash investment on mine development and
PPE	$114,319	$117,712	$456,423	$293,590
	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Tonnes milled	462,372	412,260	1,670,478	1,671,401
Grade (g/t Au)	19.1	17.8	18.5	13.9
Recovery (%)	98.3%	97.8%	98.1%	96.9%
Gold produced (oz)	279,742	231,217	974,615	723,701
Gold Sold (oz)	278,438	225,692	979,734	722,277
Average realized price ($/oz sold)(1)	$1,481	$1,237	$1,405	$1,263
Operating cash costs per ounce ($/oz sold)(1)	$255	$286	$284	$362
AISC ($/oz sold)(1)	$512	$567	$564	$685
Adjusted net earnings(1)	$185,303	$105,010	$576,414	$273,969
Adjusted net earnings per share(1)	$0.88	$0.50	$2.74	$1.30
Free cash flow(1)	$132,781	$89,571	$462,967	$255,200

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full-Year 2019 ("FY 2019") Highlights

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

4 | Page

Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Strong growth in production and sales: Gold production of 974,615 ounces, an increase of 35% from full-year 2018 ("FY 2018") mainly reflecting a 59% improvement in the average grade at Fosterville, where production grew to 619,366 ounces from 356,230 ounces for FY 2018. Gold sales totalled 979,734 ounces, 36% higher than 722,277 ounces in FY 2018 with the increase in production accounting for the year-over-year growth.

Solid improvement in unit costs: Production costs in FY 2019 totaled $281.0 million versus $267.4 million in FY 2018. Operating cash costs per ounce sold averaged $284 in 2019, a 22% improvement from FY 2018 largely reflecting the favourable impact of higher grades on sales volumes at Fosterville, where operating cash costs per ounce sold improved to $119 from $200 the previous year. All-in sustaining costs ("AISC") per ounce sold averaged $564 for FY 2019, 18% better than the FY 2018 average, mainly reflecting the favourable impact of higher sales volumes at Fosterville on both operating cash costs and sustaining capital expenditures on a per ounce sold basis.

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

51% growth in revenue: Revenue of $1,380.0 million, a $464.1 million or 51% increase from FY 2018, with higher sales volumes contributing $325 million of the increase and a higher average gold price ($1,405 per ounce in FY 2019 versus $1,263 per ounce in FY 2018) providing a $139 million favourable impact.

Strong cash flow generation: Net cash provided by operating activities in FY 2019 totaled $919.4 million, an increase of $370.6 million or 68% from 2018, with higher levels of net earnings largely driving the increase from the previous year. Free cash flow in FY 2019 was a record $463.0 million, an increase of $207.8 million or 81% from $255.2 million in FY 2018.

Cash position increases 113%: Cash at December 31, 2019 totaled $707.2 million, an increase of $375.0 million or 113% from

$332.2 million at December 31, 2018. The increase in cash during 2019 resulted from the strong growth in net cash provided by operating activities, which was only partially offset by higher net cash used for investing activities, largely reflecting progress with the Company's key growth projects during 2019, and an increase in net cash used for financing activities due to higher dividend payments and share repurchases in FY 2019 versus the previous year.

Adjusted net earnings double from FY 2018: Net earnings of $560.1 million ($2.67 per share) compared to net earnings of

$273.9 million ($1.30 per share) for FY 2018. Adjusted net earnings totalled $576.4 million ($2.74 per share) versus $274.0 million ($1.30 per share) for FY 2018. The favourable impact of significantly higher revenue and lower expensed exploration and evaluation costs were the main drivers of higher adjusted net earnings in FY 2019 compared to the previous year. The primary difference between net earnings and adjusted net earnings in FY 2019 was the exclusion from adjusted net earnings of a $12.9 million after tax foreign exchange revaluation loss primarily arising from the revaluation of a US dollar cash balance held in one of the Company's Australian entities, which is treated as an adjusting item as it is not reflective of the Company's earnings. The main difference between net earnings and adjusted net earnings in FY 2018 related to the exclusion from adjusted net earnings of a mark-to-market loss on the fair valuing of the Company's warrant investments, a foreign exchange gain, in line with the adjustment made in 2019, as well as the impact of purchase price allocation adjustments on inventory.

Continued exploration success: Exploration success in FY 2019 included significantly extending the South Mine Complex to both the east and west and intersecting high-grades zones along the Amalgamated Break at Macassa, and extending mineralized structures and intersecting quartz with visible gold mineralization at multiple locations at Fosterville, similar to the mineralization found in the Swan Zone.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Peak growth capital expenditures reflect significant progress: Growth capital expenditures (Non-IFRS Measure, see Non-IFRS Measures section later in this MD&A) of $172.1 million, including $76.6 million related to the #4 Shaft project at Macassa, which had reached a depth of 1,200 feet by the end of 2019 and was advancing on schedule and budget.

Focused on value creation for shareholders: Increased quarterly dividend twice in FY 2019, including a 50% increase to $0.06 per share effective with the Q4 2019 dividend payment. In addition, the Company repurchased 1,127,000 common shares during FY 2019 though its normal course issuer bid ("NCIB") for a total of $42.8 million (C$56.7 million).

Q4 2019 Highlights

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Record quarterly gold production: Gold production in Q4 2019 of 279,742 ounces, a 21% increase from 231,217 ounces in Q4 2018 and 13% higher than 248,400 ounces the previous quarter ("Q3 2019") with the growth from both prior periods coming from Fosterville, reflecting a record average grade of 49.3 g/t in Q4 2019 versus 39.7 g/t and 41.8 g/t in Q4 2018 and Q3 2019, respectively. Gold sales totalled 278,438 ounces, 23% higher than 225,692 ounces in Q4 2018 and an increase of 9% from 256,276 ounces the previous quarter.

Continued solid unit cost performance: Production costs in Q4 2019 totaled $71.2 million versus $64.6 million in Q4 2018 and

$73.7 million in Q3 2019. Cash operating costs per ounce sold averaged $255 in Q4 2019, an 11% improvement from both $286 in Q4 2018 and $287 the previous quarter largely reflecting the favourable impact of higher sales volumes at Fosterville, where cash operating costs per ounce sold improved to $106 versus $139 for the same period in 2018 and $115 in Q3 2019. AISC per once sold averaged $512 in Q4 2019 compared to $567 in Q4 2018 and $562 the previous quarter, with improved operating cash costs per ounce sold and the impact of $3.7 million of capitalized depreciation in Q4 2019 largely accounting for the improvement compared to both prior periods.

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue growth of 47%: Revenue in Q4 2019 totaled $412.4 million, a $132.1 million or 47% increase from Q4 2018, with a higher average gold price ($1,481 per ounce in Q4 2019 versus $1,237 per ounce in Q4 2018) providing $68 million of the increase and strong growth in sales volumes having a $65 million favourable impact. Revenue in Q4 2019 was $30.9 million or 8% higher than the previous quarter, reflecting higher sales volumes, which contributed all of the increase in revenue compared to the previous quarter. The average gold price of $1,481 per ounce was largely unchanged from Q3 2019.

Cash position increases 15%: Cash at December 31, 2019 totaled $707.2 million, an increase of $91.4 million or 15% from $615.8 million at September 30, 2019.

Continued strong cash flow generation: Net cash provided by operating activities in Q4 2019 totaled $247.1 million compared to $207.3 million in Q4 2018 and $316.8 million the previous quarter, with the reduction from the previous quarter mainly related to changes in non-cash working capital and higher levels of cash income taxes paid. Free cash flow in Q4 2019 totaled

$132.8 million versus $89.6 million in Q4 2018 and record free cash flow of $181.3 million in Q3 2019.

Adjusted earnings per share increase 76%: Net earnings in Q4 2019 of $169.1 million ($0.81 per share) compared to net earnings of $106.5 million ($0.51 per share) in Q4 2018 and $176.6 million ($0.84 per share) the previous quarter. Adjusted net earnings totalled $185.3 million ($0.88 per share) versus $105.0 million ($0.50 per share) for Q4 2018 and $167.5 million ($0.80 per share) in Q3 2019. Adjusted net earnings per share increased 76% from Q4 2018 and 11% from the previous quarter. The increase in adjusted net earnings compared to Q4 2018 reflected higher revenue, improved unit costs and lower expensed exploration and evaluation costs, partially offset by an increase in corporate G&A expense. The increase from the previous quarter reflected higher revenue and a lower effective tax rate, partially offset higher corporate G&A expense and expensed exploration and evaluation costs. The difference between net earnings and adjusted net earnings in Q4 2019 related to the exclusion from adjusted net earnings of a $16.1 million after income tax foreign exchange revaluation loss, consistent with the adjustment made in FY 2019.

Encouraging exploration results were released during Q4 2019 including:

- Macassa: Drilling at Macassa further extended the South Mine Complex to the east and west from existing Mineral Resources and expanded previously identified areas of high-grade mineralization along the Amalgamated Break.

- Fosterville: Extending the Swan Zone by 80 metres, demonstrating the continuity of the Lower Phoenix mineralized structure for 950 metres down-plunge of the Swan Zone; identifying continuity of mineralization in the Cygnet zone over a 650 strike length and 300 metre vertical depth; and intersecting high-grade mineralization up to 500 metres down-plunge of existing Mineral Resources at Robbin's Hill.

- Northern Territory: Drill results included intersecting high-grade mineralization 350 to 550 metres below surface at the Lantern Deposit, as well as down-plunge from current mining horizons below the 500-metre level; identifying new areas of gold mineralization at Union Reefs; and intersecting high-grade mineralization with early-stage drilling at Pine Creek.

Growth capital expenditures of $35.0 million: Total growth capital expenditures in Q4 2019 totaled $35.0 million, including

$22.7 million at Macassa ($17.3 million related to the #4 Shaft project).

50% increase in quarterly dividend: Q4 2019 dividend increased 50% to US$0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019.

Share repurchases totalling $30.0 million: 727,200 shares repurchased through the NCIB in Q4 2019 for $30.0 million (C$39.5 million).

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

2019 PERFORMANCE AGAINST FULL-YEAR 2019 GUIDANCE

2019 Guidance (as at November 6, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	120 - 130	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$920 - $940	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$30 - $35
Sustaining capital(3)				$170 - $190
Growth capital(3)(4)				$175 - $185
Exploration and evaluation(5)				$120 - $140
Corporate G&A(6)				$30 - $35

(1) Full-year 2019 guidance as at November 6, 2019

(2) Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3) See "Non-IFRS Measures" set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US $ to A$ exchange rate of 1.43.

(4) Growth capital expenditure guidance for full-year 2019 excludes $19.8 million of capital expenditures related to the Macassa #4 shaft project, which are being recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growthcapital expenditures excludes capitalized exploration.

(5) Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6) Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

FY 2019 Results ($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	241,297	113,952	619,366	974,615
Operating cash costs/ounce sold ($/oz)(1)	$414	$904	$119	$284
AISC/ounce sold ($/oz)(1)				$564
Operating cash costs(1)				$278.4
Royalty costs				$36.4
Sustaining capital(1)				$192.4
Growth capital(1)(3)				$172.1
Exploration and evaluation(4)				$159.2
Corporate G&A(5)				$36.3

(1) See "Non-IFRS Measures" set out starting on page 39 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US

$ to A$ exchange rate of 1.44.

(2) Production, cost and expenditure results in 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3) Growth capital expenditures exclude $19.8 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures excludes capitalized exploration expenditures.

(4) Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5) Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

• Gold production for FY 2019 of 974,615 ounces, in the mid-point of the Company's consolidated production guidance of 950,000 - 1,000,000 ounces. Fosterville exceeded its production guidance for the year of 570,000 - 610,000 ounces, producing 619,366 ounces driven largely by grade outperformance in the Swan Zone during Q4 2019. Production at Macassa totaled 241,297 ounces in FY 2019, which achieved the mine's production guidance of 240,000 - 250,000 ounces. Production at the Holt Complex totaled 113,952 ounces, below the revised guidance range of 120,000 - 130,000 ounces. Production at Holt Complex was below expected levels due to a slower than expected ramp up at the Hollloway mine as well as lower than planned production at both the Holt and Taylor mines. The Company announced in October 2019 that it is reviewing the future plans of the Holt Complex.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

• Production costs in FY 2019 totaled $281.0 million. Operating cash costs for the full-year were $278.4 million, better than full-year 2019 guidance of $290 - $300 million.

• Operating cash costs per ounce sold for FY 2019 averaged $284, slightly better than in the low end of full-year 2019 guidance of $285 - $305. For FY 2019, Fosterville's operating cash costs per ounce sold averaged $119, better than the guidance range of $130 - $150. Macassa's operating cash costs per ounce sold averaged $414, in line with full-year guidance of $400 - $420. Operating cash costs per ounce sold at the Holt Complex averaged $904, below the revised target range of $920 - $940.

• AISC per ounce sold for FY 2019 averaged $564, above full-year 2019 guidance of $520 - $560, but 18% better than the previous year. The level of AISC per ounce sold compared to guidance reflected higher than planned sustaining capital expenditures at both Macassa and the Holt Complex, mainly related to additional investments for capital development, equipment purchases and infrastructure projects, largely involving enhancements to milling facilities.

• Royalty costs for FY 2019 totaled $36.4 million compared to full-year 2019 guidance of $30 - $35 million.

• Sustaining capital expenditures for FY 2019 totaled $192.4 million, slightly higher than revised guidance of $170 - $190 million. The level of sustaining capital expenditures during FY 2019 reflected higher than planned sustaining capital expenditures at Macassa and the Holt Complex.

• Growth capital expenditures totalled $172.1 million for FY 2019 (excluding capitalized exploration), which compared to revised FY 2019 guidance of $175 - $185 million. Of total growth capital expenditures for FY 2019, Macassa accounted for $113.8 million, with approximately $76.6 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. FY 2019 was the peak year for capital expenditures related to the #4 Shaft project. Surface setup and construction was completed around mid-year and, by December 31, 2019, the shaft had been sunk to a depth of 1,200 feet. Fosterville accounted for $48.4 million of growth capital expenditures for FY 2019, mainly related to the mine's three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

• Exploration and evaluation expenditures for FY 2019 totaled $159.2 million (including capitalized exploration), which compared to revised full-year 2019 guidance of $120 - $140 million. Of total exploration expenditures, approximately

$147.5 million were in Australia, including $109.9 million in the Northern Territory and $37.6 million at Fosterville. Exploration expenditures in the Northern Territory related to an ongoing advanced exploration program, including underground development and drilling in support of a potential resumption of operations. In October 2019, the Company commenced test processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. Production during Q4 2019 at the Union Reefs mill totaled 8,700 ounces at an average grade of

2.06 g/t. Exploration expenditures in Canada in FY 2019 totaled $11.6 million, of which $5.7 million related to drilling at Macassa largely designed to extend the South Mine Complex and identify and expand high-grade zones along the Amalgamated Break.

• Corporate G&A expense for FY 2019 totaled $36.3 million compared to revised full-year 2019 guidance of $30 - $35 million.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

2020 FULL YEAR GUIDANCE (as at December 18, 2019)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	120 - 140	590 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$790 - $810	$130 - $150	$300 - $330
AISC/ounce sold ($/oz)(2)				$570 - $630
Operating cash costs ($M)(2)				$310 - $320
Royalty costs ($M)				$58 - $62
Sustaining capital ($M)(2)				$165 - $175
Growth capital ($M)(2)				$70 - $80
Exploration ($M)(3)				$120 - $140
Corporate G&A ($M)(4)				$40 - $45

(1) Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019. The guidance does not include results for the Northern Territory.

(2) See "Non-IFRS Measures" set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3) Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4) Includes general and administrative costs. Excludes share-based payment expense.

• Consolidated gold production in 2020 as at December 18, 2019 was targeted at approximately 950,000 - 1,000,000 ounces, unchanged from full-year 2019 guidance. Production at Fosterville in 2020 is estimated at 590,000 - 610,000 ounces, similar to 2019 guidance of 570,000 - 610,000 ounces and actual production for the year of 619,366 ounces. Production guidance at Macassa in 2020 of 240,000 - 250,000 ounces is unchanged from full-year 2019 guidance and compares to total production in FY 2019 of 241,297 ounces. Production at Holt Complex in 2020 is targeted at 120,000 - 140,000 ounces, which compares to FY 2019 guidance as at November 6, 2019 of 120,000 - 130,000 ounces and total production in FY 2019 of 113,952 ounces. The Company has designated the Holt Complex as a non-core asset and plans to consider strategic options for maximizing the value of the Holt Complex assets.

• Operating cash costs for 2020 were estimated at $310 - $320 million, which compares to the FY 2019 guidance of $290 - $300 million and FY 2019 operating cash costs of $278.4 million.

• Operating cash costs per ounce sold in 2020 were expected to average $300 - $330 compared FY 2019 guidance of $285 - $305 and FY 2019 operating cash costs per ounce sold of $284. The Company's low unit operating cash costs will again be driven by Fosterville, where operating cash costs per ounce sold are targeted at $130 - $150, unchanged from current full-year 2019 guidance and compared to the FY 2019 average of $119, which was better than full-year 2019 guidance based on higher than expected average grades during the year. Operating cash costs per ounce sold at Macassa in 2020 are targeted at $470 - $490, which compares to full-year 2019 guidance of $400 - $420 and the FY 2019 average of $414. The increase in operating cash costs per ounce sold guidance at Macassa in 2020 reflects lower planned grades in 2020, with the FY 2019 grade of 23.7 grams per tonne exceeding target levels due mainly to grade outperformance early in the year in stopes around the 5700 Level of the South Mine Complex ("SMC"). Operating cash costs per ounce sold guidance for 2020 at the Holt Complex is $790 - $810, which compares to FY 2019 guidance of $920 - $940 and average operating cash costs per ounce sold for FY 2019 of $904, with the improvement expected to reflect the impact of higher grades and increased tonnes processed on sales volumes.

• AISC per ounce sold were targeted to average $570 - $630 in 2020 compared to the FY 2019 average of $564. The anticipated change from the FY 2019 AISC mainly related to higher operating cash costs, an increase in royalty expense resulting from a new royalty applicable to the Fosterville Mine (see Royalty costs below) and higher expected corporate G&A expense.

• Royalty costs in 2020 were estimated at $58 - $62 million compared to guidance for 2019 of $30 - $35 million and total royalty costs of $36.4 million for FY 2019. Of expected royalty payments in 2020, approximately $40 million relate to Fosterville, of which approximately $24 million results from a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

• Sustaining capital expenditures in 2020 were targeted at $165 - $175 million, which compared to FY 2019 guidance of $170 - 190 million and below the FY 2019 total of $192.4 million. Reduced levels of sustaining capital expenditures are expected at both Fosterville and Macassa

• Growth capital expenditures were estimated at $70 - $80 million in 2020, a reduction from current full-year 2019 guidance of $175 - $185 million and total FY 2019 growth capital expenditures of $172.1 million. Of planned project capital expenditures in 2020, Macassa is expected to account for $50 - $55 million, with approximately $45 million relating to the #4 shaft project. Project capital expenditures at Fosterville in 2020 are estimated at $20 - $25 million, which compares to FY 2019 growth capital expenditures of $48.4 million. The reduction reflects the completion, or near completion, of a number of major projects in 2019, including the paste fill plant and water treatment plant, with a new ventilation system well advanced as of the end of 2019 and on track for completion early in 2020. In addition to completing the ventilation project, major components of the 2020 capital program at Fosterville include expenditures for the completion of a transformer station upgrade and new gold room/refinery, construction of a new surface refrigeration plant, the installation of a second paste fill delivery hole and the extension of paste fill to Harrier.

• Exploration expenditures (including both expensed and capitalized expenditures) in 2020 were estimated at $120 - $140 million, the same as FY 2019 guidance and compared to total exploration expenditures for FY 2019 of $159.2 million. Of expected exploration expenditures in 2020, approximately 80% to 85% are expected to be capitalized exploration expenditures. Exploration expenditures at Fosterville are targeted at $70 - $80 million, including $15 - $20 million related to the underground development for a twin 4.8 km underground exploration drive to connect Robbin's Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin's Hill and other targets and provide valuable infrastructure for future mine operations. In addition, a total of 230,000 metres of underground and surface drilling are planned at Fosterville in 2020, with the primary targets continuing to be the Lower Phoenix system, Cygnet, Harrier, Robbin's Hill and a number of regional targets. At Macassa, total capital and expensed exploration expenditures are targeted at $40 - $50 million. Significant exploration development is planned at Macassa in 2020, including work on a new exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5705 and 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets at depth along the Amalgamated Break. A total of 270,000 metres of underground and surface drilling is planned at Macassa in 2020, with the primary targets being the SMC, Amalgamated Break and select targets along the Main and '04 breaks.

• Corporate G&A expense in 2020 were targeted at $40 - $45 million, higher than FY 2019 guidance of $30 - $35 million and total corporate G&A costs for FY 2019 of $36.3 million, mainly reflecting the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

ADDITION OF DETOUR GOLD PRODUCTION, UNIT COSTS AND EXPENDITURES TO FULL-YEAR 2020 GUIDANCE

($ millions unless otherwise stated)	Macassa	Detour Lake(1)	Holt Complex	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	520 - 540	120 - 140	590 - 610	1,470 - 1,540
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$720 - $740	$790 - $810	$130 - $150	$450 - $470
AISC/ounce sold ($/oz)(2)					$820 - $840
Operating cash costs ($M)(2)					$700 - $720
Royalty costs ($M)					$85 - $90
Sustaining capital ($M)(2)					$420 - $430
Growth capital ($M)(2)					$70 - $80
Exploration ($M)(3)					$150 - $170
Corporate G&A ($M)(4)					$50 - $55

(1) Production and unit-cost guidance for 2020 as issued in a press release dated December 18, 2019 adjusted for the addition of Detour Gold effective February 1, 2020. The guidance does not include results for the Northern Territory.

(2) See "Non-IFRS Measures" set out starting on page 39 of the MD&A for the year ended December 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3) Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4) Includes general and administrative costs. Excludes non-cash share-based payment expense.

As a result of the acquisition of Detour Gold on January 31, 2020, a number of revisions were made to the Company's FY 2020 guidance. Consolidated production guidance for 2020 is increased from 950,000 - 1,000,000 ounces to 1,470,000 - 1,540,000 ounces. The change reflects the addition of 520,000 - 540,000 ounces from Detour Lake, representing expected production over the 11 months of 2020 following the closing of the Company's acquisition of Detour Gold on January 31, 2020. Operating cash cost and AISC per ounce sold guidance is increased to $450 - $470 from $300 - $330 previously and $820 - $840 from $570 - $630, respectively. Among other revisions, sustaining capital expenditure guidance increases to $420 - $440 million from $165 - $175 million reflecting the addition of Detour Lake, where all capital expenditures are recorded as sustaining capital. The increase in exploration expenditure guidance reflects the Company's intention to invest aggressively in exploration drilling at Detour Lake over the next year. Corporate G&A guidance increases to $50 - $55 million from $40 - $45 million previously due to added costs related to the addition of Detour Lake mine.

THREE-YEAR PRODUCTION GUIDANCE

On December 18, 2019, the Company releasedthree-year production guidancefor the Macassa and Fosterville mines. Production at Macassa is targeted to increase to over 320,000 ounces by 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production at Macassa is expected to grow to well over 400,000 ounces beginning in 2023. Production at Fosterville is expected to maintain the strong production levels achieved in 2019 over the next three years as mining continues to advance in the high-grade Swan Zone, with the potential for production to commence from Robbin's Hill in 2023.

Three-Year Production Guidance1

	Macassa	Fosterville
2020 (kozs)	240 - 250	590 - 610
2021 (kozs)	240 - 250	550 - 600
2022 (kozs)	320 - 340	550 - 600

(1) Three-year production guidance does not include any production from Detour Lake, the Holt Complex or Northern Territory.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Macassa: Production at Macassa in 2020 is expected to be similar to 2019 levels, with 2020 guidance of 240,000 - 250,000 ounces. Production in 2021 is should remain similar to 2020, with significant growth in production expected to commence in 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production in 2022 is targeted at 320,000 - 340,000 ounces, with production then expected to grow to over 400,000 ounces in 2023.

Fosterville: After achieving substantial growth in 2019 withtheramp up of production from the high-grade Swan Zone, production at Fosterville is expected to sustain levels at 550,000 - 600,000 ounces per year over the next three years. Production guidance for Fosterville includes 590,000 - 610,000 ounces in 2020 and 550,000 - 600,000 ounces in both 2021 and 2022, with the potential existing for a new source of production at Robbin's Hill commencing in 2023.

CONSOLIDATED MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES AS AT DECEMBER 31, 2019

On February 19, 2020, the Company released Mineral Reserve and Mineral Resource estimates as at December 31, 2019, with the comparison period being December 31, 2018. Included in the Company's Mineral Reserve and Mineral Resource estimates are Mineral Reserves and Mineral Resources related to the acquired assets of Detour Gold Corporation as at December 31, 2019.

Highlights of the December 31, 2019 Mineral Reserves and Mineral Resource estimates include:

• Consolidated Mineral Reserves increase 257% to 20,470,000 ounces with addition of 14,846,000 ounces of open-pit Mineral Reserves at Detour Lake Mine.

• Mineral Reserves at Macassa increase 9% to 2,453,000 ounces, including Mineral Reserves at depth of 2,360,000 ounces at an average grade of 22.1 g/t, and 93,000 ounces at an average grade of 10.7 g/t in near-surface zones along the Amalgamated Break. Development from surface is commencing towards the near-surface zones with the aim of establishing a second mining front at Macassa.

• Mineral Reserves at Fosterville of 2,320,000 ounces include 2,100,000 ounces @ 21.8 g/t in the Lower Phoenix and Harrier systems (including 1,560,000 ounces @ 38.6 g/t at Swan Zone) and 218,000 ounces @ 5.5 g/t above 650 metres below surface at Robbin's Hill. Twin development ramps are being driven to Robbins Hill, which is expected to become a second mining operation at Fosterville. Exploration expenditures at Fosterville are estimated at $70 - $80 million in 2020, with the focus being on drilling and development in areas where quartz veining with visible gold has been intersected.

• Mineral Reserves at Holt Complex increase 9% to 702,000 ounces @ 4.0 grade, Northern Territory Mineral Reserves grow 20% to 128,000 ounces @ 4.0 g/t.

Mineral Reserves and Mineral Resources as at December 31, 2019. For Kirkland Lake Gold assets as at December 31, 2019, Mineral Reserves and Mineral Resources were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/ oz). For Detour Lake Mineral Reserves and Mineral Resources as at December 31, 2019, the long-term gold price is assumed to be US$1,000/oz with an assumed exchange rate of US$1.0:C$1.10. All Mineral Resource estimates are provided exclusive of Mineral Reserves. Comparisons to previous Mineral Reserves and Mineral Resources in this press release are to estimates as at December 31, 2018. For more historical comparisons, Mineral Resource estimates for the Australian operations prior to the mid-year 2017 Mineral Reserve and Mineral Resource estimates for Fosterville, released in June 2017, were calculated inclusive of Mineral Reserves and, therefore, are not directly comparable to the December 31, 2019 and December 31, 2018 estimates. Detailed footnotes for the December 31, 2019 Mineral Reserve and Mineral Resource estimates are provided later in this press release.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED MINERAL RESERVE ESTIMATE (EFFECTIVE DECEMBER 31, 2019)

Proven and Probable	December 31, 2019				December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Depleted Oz	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Macassa	3,320	22.1	2,360	246	3,190	21.9	2,250
Macassa Near Surface	273	10.7	93	-	-	-	-
Holt Complex(1)	5,432	4.0	702	120	4,588	4.4	644
Hislop(1)	176	5.8	33	-	176	5.8	33
Total CDN Underground	9,200	10.8	3,190	367	7,950	11.4	2,920
Detour Lake Pit	397,680	0.99	12,640
West Detour Pit	54,920	0.94	1,660
North Pit	5,950	0.98	187
Detour Low Grade Fines	18,900	0.59	360
Total CDN Open Pit	477,450	0.97	14,846	-	-	-	-
Total CDN Operations	486,650	1.15	18,030	367	7,950	11.4	2,920
Fosterville	3,000	21.8	2,100	627	2,720	31.0	2,720
Robbins Hill	1,240	5.5	218	-	-	-	-
Northern Territory(1)	988	4.0	128	10	666	5.0	107
Total AUS Operations	5,220	14.6	2,450	637	3,390	25.9	2,820
Total	491,900	1.29	20,470	1,004	11,340	15.7	5,740

(1)   The Hislop mine is a formerly producing open-pit mine acquired as part of the St Andrew Goldfields acquisition in January 2016. Hislop has not been operated by the Company since the acquisition. The Holloway mine was placed on care and maintenance effective December 31, 2016 and resumed commercial operation in the first quarter of 2019. The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017.

Detailed footnotes related to Mineral Reserve Estimates (dated December 31, 2019) - with the exception of Detour:

(1) CIM definitions (2019) were followed in the estimation of Mineral Reserves.

(2) Mineral Reserves were estimated using a long-term gold price of US$1,300/oz (C$1,700/oz; A$1,765/oz).

(3) Cut-off grades for Canadian Assets were calculated for each stope and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(4) Cut-off grades for Australian Assets were calculated for each mining block and included the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

(5) Dilution estimates vary by mining methods and ranges from 5% to 50%.

(6) Extraction estimates vary by mining methods and range from 50% to 100%.

(7) Mineral Reserves estimates for Canadian Operations were prepared under the supervision of N.Vaz, P. Eng.

(8) Mineral Reserves estimates for Australian Operations were prepared under the supervision of I.Holland, FAusIMM

(9) Mineral Reserves are stated at a mill feed reference point.

(10) Totals may not add up due to rounding.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED MEASURED & INDICATED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Measured & Indicated	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000's)
Canada Ops - Underground
Macassa	1,616	13.8	717	1,621	17.0	886
Macassa Near Surface	47	7.8	12	167	17.9	96
Holt Complex	7,752	4.2	1,047	9,664	4.1	1,279
Hislop	1,147	3.6	132	1,147	3.6	132
Detour Zone 58N	2,900	5.8	534	-	-	-
Ludgate	-	-	-	522	4.1	68
Canamax	240	5.1	39	240	5.1	39
Total Canada Underground	13,702	5.7	2,482	13,360	5.8	2,500
Canada Ops - Open Pit
Detour Lake	81,400	1.15	3,003
West Detour	31,000	0.88	878
Aquarius	22,300	1.29	926	22,300	1.29	926
Total Canada Open Pit	134,700	1.1	4,807	22,300	1.3	926
Total CDN Operations	148,402	1.5	7,290	35,660	3.0	3,426
	December 31, 2019			December 31, 2018
Fosterville	12,300	5.3	2,080	11,600	5.0	1,850
Robbin's Hill	3,460	3.5	386	3,210	2.5	256
Northern Territory	17,200	2.5	1,410	22,200	2.5	1,750
Total AUS Operations	32,900	3.7	3,870	36,900	3.3	3,860

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED INFERRED MINERAL RESOURCES (EFFECTIVE DECEMBER 31, 2019)

Inferred	December 31, 2019			December 31, 2018
	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)	Tonnes (000's)	Grade (g/t)	Gold Ozs (000’s)
Canada Ops - Underground
Macassa	1,039	16.7	557	580	16.8	313
Macassa Near Surface	146	11.5	54	30	15.5	15
Holt Complex	9,097	4.4	1,294	15,820	4.6	2,329
Hislop	797	3.7	95	797	3.7	95
Detour Zone 58N	1,000	4.4	136	—	—	—
Ludgate	—	—	—	1,396	3.6	162
Canamax	170	4.3	23	170	4.3	23
Total Canada Underground	12,248	5.5	2,160	18,792	4.9	2,937
Canada Ops - Open Pit
Detour Lake	33,600	0.79	855
West Detour	9,300	0.95	282
Total Canada Open Pit	42,900	0.82	1,137
Total CDN Operations	55,148	1.9	3,297	18,792	4.9	2,937
	December 31, 2019			December 31, 2018
Fosterville	8,450	6.4	1,740	6,930	6.0	1,330
Robbin’s Hill	2,670	4.5	383	3,390	4.6	504
Northern Territory	15,200	2.6	1,270	18,100	2.6	1,490
Total AUS Operations	26,400	4.0	3,390	28,400	3.6	3,320

Detailed footnotes related to Detour's Mineral Reserve and Resource Estimates (dated December 31, 2019):

(1) CIM definitions (2019) were followed in the calculation of Mineral Resource.

(2) Mineral Resources are reported Exclusive of Mineral Reserves. Mineral Resources were calculated according to KL Gold's Mineral Resource Estimation guidelines.

(3) Mineral Resource estimates were prepared under the supervision of Eric Kallio, P. Geo. Senior Vice President, Exploration.

(4) Mineral Resources are estimated using a long-term gold price of US $1,300/oz (C$1,700/oz).

(5) Mineral Resources were estimated using a range of 3.4g/t to 8.6 g/t cut-off grades for Macassa Mine, a 2.8 g/t cut-off grade for Holt Mine and Holloway Mine, a 2.5 g/t cut-off grade for Holt Near Surface, a 2.6 g/t cut-off grade for Taylor, a 2.5 g/t cut-off grade for Canamax, a 2.2 g/t cut-off grade for Hislop and a 0 g/t cut-off grade for Aquarius.

(6) Totals may not add up due to rounding.

Detailed footnotes related to Mineral Resource Estimates for Australian Assets (dated December 31, 2019)

(1) CIM definitions (2019) were followed in the estimation of Mineral Resource.

(2) Mineral Resources are estimated using a long-term gold price of US$1,300/oz (A$1,765/oz)

(3) Mineral Resources for the Australian assets are reported exclusive of Mineral Reserves.

(4) Mineral Resources at Fosterville were estimated using cut-off grades 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open-pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

(5) Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 - 0.7 g/t Au for potentially open pit mineralization and cut-offs of 1.5 to 2.0 g/t Au for underground mineralization.

(6) Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.

(7) Mineral Resource estimates for the Northern Territory properties were prepared under the supervision of Owen Greenberger, MAIG.

(8) Totals may not add up due to rounding.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Detailed footnotes related to Detour's Mineral Reserve and Resource Estimates (dated December 31, 2019):

(1) The Company's mineral reserve and mineral resource statement is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the "CIM Definition Standards") in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(2) Mineral reserves were estimated using a gold price of US$1,000/oz and mineral resources were estimated using a gold price of US$1,200/oz at a $US/$CDN exchange rate of 1.10.

(3) Mineral reserves and resources were based on a cut-off grade of 0.50 g/t Au.

(4) LG fines (sourced from material grading 0.40 - 0.50 g/t Au) classified as Measured or Indicated were reported as Probable mineral reserves and included in the mine plan. Reported tonnage is defined as material scheduled to be fed from 2021 to the end of the mine as per 2018 life of mine plan.

(5) Further information, including key assumptions, parameters, and methods used to estimate mineral resources and mineral reserves are described in the Technical Report on the Detour Lake operation, dated Nov 26th, 2018.

(6) Mineral underground resources for 58N reported at a cut-off grade of 2.2 g/t Au, using a gold price of US$1,300 per ounce and a $US/$CDN exchange rate of 1.25 with an assumed mining dilution of 12%.

(7) Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are constrained within an economic pit shell.

(8) Mineral Reserves and Mineral Resource estimates for the Detour Operation was prepared under the supervision of A. Leite, PEng , AUSIMM CP (MIN), MEng, P. Eng.

(9) Totals may not add due to rounding.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company has achieved significant growth over the last three years, growing production from 596,405 ounces in 2017 to 974,615 ounces in FY 2019. The Company continues to target for significant organic growth, including through the completion of the Macassa #4 Shaft project, which is expected to grow production to well over 400,000 ounces per year, continued growth at Fosterville through ongoing exploration success, and by pursuing opportunities for new, profitable production from the Northern Territory assets in Australia as well as at other assets in the Company's portfolio. The Company also pursues growth and value creation through external transactions where it sees an opportunity enhance the value of assets by investing capital and applying the Company's extensive technical expertise. The recent acquisition of Detour Gold Corporation is an important development for the Company as it seeks to generate long- term value and attractive returns. The Company is also committed to returning capital to shareholders through dividends and share repurchases and plans to be more aggressive utilizing its balance sheet strength to deliver value in this way going forward. Kirkland Lake Gold's significant financial strength and solid financial position provides financial flexibility to support the Company's growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company's district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company's results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currencyrates and increases and/or decreases in costs of materials and consumables associated with the Company's mining activities are the primary economic factors that have impacted financial results during the three and twelve months ended December 31, 2019. The Company's key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked tothe price of gold. The price of gold is subject tovolatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At December 31, 2019, the gold price closed at $1,515 per ounce (based on the closing price on the London Bullion Market Association ("LBMA") pm fix), which is 2% higher than the closing gold price of $1,485 per ounce on September 30, 2019 and 18% higher than the closing gold price on December 31, 2018 of $1,282 per ounce. The Company's average realized gold price for FY 2019 was $1,405 per ounce, which compared to an average realized gold price of $1,263 per ounce in FY 2018. The Company's average realized gold price for Q4 2019 was $1,481 per ounce versus $1,237 per ounce for the same period in 2018 and $1,482 per ounce for the previous quarter.

As at December 31, 2019, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

The Company is in the process of unwinding the Detour precious metals hedging program which is expected to incur a one-time cash outflow of $25 - $30 million during Q1 2020.

Foreign Exchange Rates

The Company's reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company's operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company's Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at December 31, 2019, the Canadian dollar closed at $0.7701 against the US dollar (compared to $0.7333 at December 31, 2018) and the Australian dollar closed at $0.7021 (compared to $0.7049 at December 31, 2018). The average rates for FY 2019 for the Canadian and Australian dollars were $0.7538 and $0.6952, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in FY 2018 were $0.7715 and $0.7471, respectively. The average rate for Q4 2019 for the Canadian and Australian dollars were $0.7578 and $0.6836, respectively, which compared to the average rates in Q4 2018 of $0.7566 and

$0.7175, respectively, and for the previous quarter of $0.7575 and $0.6852, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at December 31, 2019, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and twelve months ended December 31, 2019 and 2018.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended	Three Months Ended	Year Ended	Year Ended December
(in thousands except per share amounts)	December 31, 2019	December 31, 2018	December 31, 2019	31, 2018

Revenue	$412,379	$280,320	$1,379,988	$915,911
Production costs	(71,169)	(64,604)	(281,034)	(267,432)
Royalty expense	(11,002)	(7,583)	(36,432)	(26,418)
Depletion and depreciation	(52,865)	(37,318)	(168,921)	(133,718)
Earnings from mine operations	277,343	170,815	893,601	488,343

Expenses
General and administrative(1)	(10,576)	(9,316)	(45,365)	(31,565)
Transaction costs	(1,236)	-	(1,236)	-
Exploration	(9,336)	(13,807)	(33,469)	(66,614)
Care and maintenance	(239)	(1,626)	(1,191)	(3,081)
Earnings from operations	255,956	146,066	812,340	387,083

Finance and other items
Other income (loss), net	(25,166)	1,235	(18,817)	5,130
Finance income	1,948	3,139	6,941	5,714
Finance costs	(696)	(1,104)	(2,282)	(3,617)

Earnings before income taxes	32,042	149,336	798,182	394,310
Current income tax expense	(62,414)	(17,070)	(189,572)	(40,743)
Deferred income tax expense	(493)	(25,731)	(48,530)	(79,624)

Net earnings	$169,135	$106,535	$560,080	$273,943

Basic earnings per share	$0.81	$0.51	$2.67	$1.30
Diluted earnings per share	$0.80	$0.50	$2.65	$1.29

(1) General and administrative expense for 2019 and Q4 2019 (2018 and Q4 2018) include general and administrative expenses of $36.3 million and $10.1 million ($26.3 million and $8.0 million in 2018) and share based payment expense of $9.0 million and $0.5 million ($5.2 million and $1.3 million 2018).

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue

FY 2019

Change in revenue for any period is derived from two factors, the increase or decrease in sales volumes (volume impact) and the average realized price of gold (rate impact). In FY 2019, revenue totaled $1,380.0 million, an increase of $464.1 million or 51% from FY 2018. Of the growth in revenue, $325 million related to a 36% increase in gold sales, to 979,734 ounces, with higher sales levels at Fosterville accounting for the increase. An 11% increase in the average realized gold price, to $1,405 per ounce in FY 2019 versus $1,263 per ounce in FY 2018, provided the remaining $139 million of the increase in revenue year over year.

Revenue in Q4 2019 totaled $412.4 million, an increase of $132.1 million or 47% from $280.3 million in Q4 2018. Increases in both gold sales and the average realized price both contribution significantly to the improvement. The average realized price in Q4 2019 was $1,481, a 20% improvement from the same period in 2018, which resulted in $67 million of additional revenue in Q42019. A 23% increase in gold sales, to 278,438 ounces, driven mainlybythe impact of higher grades at Fosterville on production and sales levels, contributed the remaining $65 million of revenue growth in Q4 2019 versus Q4 2018. Compared to the previous quarter, revenue increased $30.9 million or 8% from $381.4 million in Q3 2019. The increase in revenue was entirely from higher sales volumes, which increased 9% from 256,276 ounces in Q3 2019. The average realized gold price in Q4 2019 was unchanged from the previous quarter.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Earnings and Adjusted Net Earnings

Full Year 2019

Net Earnings

Net earnings in FY 2019 totaled $560.1 million or $2.67 per share, which compared to net earnings of $273.9 million or $1.30 per share in FY 2018. The most significant factor accounting for the 104% increase in earnings per share was the 51% increase in revenue in FY 2019, which had a favourable impact on the change in earnings per share of $1.56 ($1.09 related to the increase in sales volumes and $0.47 to the increase in the average realized gold price).

Other factors that contributed to the increase in earnings per share included a $0.11 per share favourable impact from a reduction in expensed exploration costs in FY 2019 versus FY 2018. The reduction in expensed exploration costs resulted from a review of the Company's drilling programs in the second quarter of 2019, which resulted in a determination that, based on the extent to which the Company's drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of expenditures wereevaluation in nature and as should be capitalized ratherthanexpensed. Total exploration and evaluation expenditures in FY 2019, including both expensed and capitalized expenditures, increased 63%, to $159.2 million from $97.9 million the previous year, with capitalized expenditures accounting for $125.7 million of FY 2019 exploration and evaluation expenditures versus $31.3 million in FY 2018.

A reduction in the Company's effective tax rate, to 29.8% in FY 2019 versus 30.5% the previous year, contributed an additional $0.02 to earnings per share growth year over year. Total income taxes in FY 2019 were $238.1 million, of which $189.6 million was current income tax expense and $48.5 million was deferred tax expense. During FY 2018, the Company recognized $40.7 million of current income tax expense and $79.6 million of deferred income tax expense. The significant amount of deferred income tax expense in FY 2018 resulted from the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Partially offsetting the factors contributing to an increase in earnings were higher operating expenses, an other loss in FY 2019 versus other income in FY 2018, and increased Corporate G&A costs. Depletion and depreciation costs, production costs and royalty expense all increased in FY 2019 compared to FY 2018. The level of these expenses is linked to production and sales volumes, with higher levels in FY 2019 largely resulting from growth of 35% and 36%, respectively, in total production and sales year over year.

Other loss of $18.8 million (before income taxes) mainly reflected $16.2 million (before income taxes) of foreign exchange losses in FY 2019, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during the year. The primary factor driving other income of $5.1 million (before income taxes) in FY 2018 resulted from foreign exchange gains of $16.9 million (before income taxes) due to the Australian and Canadian dollars weakening against the US dollar during FY 2018, which was only partially offset by a pre-tax $10.9 million mark-to-market loss of fair valuing the Company's warrant investments during the year. The $18.8 million other loss in FY 2019 versus $5.1 million of other income in FY 2018 had a $0.08 unfavourable on the year over year change in earnings per share.

Corporate G&A expense in FY 2019, on a pre-tax basis, totaled $45.4 million (including $9.3 million of share-based payment expense) versus $31.6 million (including $5.5 million of share-based payment expense) in FY 2018. The increase in Corporate G&A expense reduced earnings per share by $0.03 in FY 2019. Higher Corporate G&A expense in FY 2019 largely reflected related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. The increase in share-based payment expense in FY 2019 largely resulted from share-price appreciation, resulting in greater mark- to-market values for the Company's outstanding deferred share units, restricted share units and performance share units.

Adjusted Net Earnings

Adjusted net earnings in FY 2019 totaled $576.4 million or $2.74 per share versus net earnings of $560.1 million or $2.67 per share. The primary difference between adjusted net earnings and net earnings in FY 2019 related to the exclusion from adjusted net earnings of $16.2 million ($12.9 million after tax) of foreign exchange losses, resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In FY 2018, adjusted net earnings totaled $274.0 million or $1.30 per share, which compared to net earnings of $273.9 million or $1.30 per share. The difference between adjusted net earnings and net earnings in FY 2018 resulted from the exclusion from adjusted net earnings of $10.9 million ($9.4 million after tax) of mark-to-market losses on the fair valuing of the Company's warrants, $16.9 million ($13.2 million after tax) of foreign exchange gains to align with the foreign exchange adjustment made in FY 2019 as well as $5.4 million ($3.8 million of after income taxes) related to purchase price allocation adjustments on inventory.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Q4 2019

Net earnings in Q4 2019 totaled $169.1 million or $0.81 per share, which compared to net earnings of $106.5 million or $0.51 per share in Q4 2018. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 47% increase in revenue, to $412.4 million, increased earnings per share by $0.46 in Q4 2019 versus Q4 2018, with both a higher realized gold price and increased sales volumes each contributing approximately $0.23 per share to the increase. Other factors contributed to higher earnings were a $0.02 per share favourable contribution from reduced expensed exploration costs and a $0.01 per share favourable impact from a lower effective tax rate in Q4 2019 compared to the same period in 2018. The Q4 2019 effective tax rate was 27.1% versus 28.7% in Q4 2018, with the reduction largely resulting from a reduced deferred tax expense of $0.5 million in Q4 2019, mainly due to revision of estimates in Q4 2019. The Company had current income tax expense in Q4 2019 of $62.4 million. In Q4 2018, current income tax expense totaled $17.1 million with deferred income tax expense of $25.7 million.

Factors that reduced net earnings per share in Q4 2019 versus Q4 2018 included a pre-tax other loss of $25.2 million versus $1.2 million (pre-tax) of other income for the same period a year earlier, as well as higher levels of operating expenses, including depletion and depreciation, production costs and royalty expense, as well as increased Corporate G&A costs. The other loss in Q4 2019 mainly reflected foreign exchange losses, while higher operating expenses mainly resulted from increased production and sales volumes. Growth in Corporate G&A was due to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Net earnings in Q4 2019 compared to net earnings of $176.6 million or $0.84 per share in the previous quarter. A significant factor impacting the change in earnings per share quarter over quarter was a $0.14 unfavourable impact from a pre-tax other loss of $25.2 million in Q4 2019, which compared to $13.9 million of pre-tax other income in Q3 2019. Both the other loss in Q4 2019 and other income in Q3 2019 related to foreign exchange, with there being $23.3 million ($16.1 million after tax) of foreign exchange gains in Q4 2019, reflecting fluctuations of the Canadian and Australian dollar against the US dollar, and a $13.7 million ($9.1 million after tax) foreign exchange gain the previous quarter. Increases in depletion and depreciation expense, production costs and Exploration expense also contributed to lower net earnings and earnings per share versus Q3 2019.

Having a favourable impact on net earnings and earnings per share was the 8% increase in revenue quarter over quarter, to $412.4 million in Q4 2019, which increased earnings per share by $0.11 from Q3 2019 and was all related to higher sales volumes. A lower effective tax rate also contributed favourably to earnings. The effective tax rate in Q4 2019 of 27.1% compared to an effective tax rate of 30.5% in Q3 2019. The lower effective tax rate had a $0.05 positive impact on earnings per share in Q4 2019 compared to Q3 2019.

Adjusted Net Earnings

Adjusted net earnings in Q4 2019 totaled $185.3 million or $0.88 per share versus net earnings for the same period of $169.1 million or $0.81 per share. The primary difference between adjusted net earnings and net earnings in Q4 2019 related to the exclusion from adjusted net earnings of $23.3 million ($16.1 million after tax) of foreign exchange losses resulting from fluctuations in the Canadian and Australian dollars against the US dollar. In Q4 2018, adjusted net earnings totaled $105.0 million or $0.50 per share, which compared to net earnings of $106.5 million or $0.51 per share. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a $3.5 million mark-to-market gain ($3.1 million after tax) related to the fair valuing of the Company's warrants and $5.9 million ($4.9 million after tax) of foreign exchange revaluation gains to align with the foreign exchange adjustment made in Q4 2019. Adjusted net earnings in Q3 2019 totaled $167.5 million or $0.80 per share versus net earnings for the same period of $176.6 million or $0.84 per share. The difference between adjusted net earnings and net earnings in Q3 2019 is due to the exclusion of foreign exchange gains of $13.7 million($9.1 million after tax) to align with the foreign exchange adjustment made in Q4 2019.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Flows

Full Year 2019

Cash totaled $707.2 million at December 31, 2019, an increase of $375.0 million or 113% from December 31, 2018. The increase in cash mainly reflected $919.4 million of net cash provided by operating activities for the quarter, which compared to $548.8 million. The increase from FY 2018 resulted from strong growth in earnings as well as the impact of higher non-cash expenses, such as depletion and depreciation costs. These factors were only partially offset by higher cash income taxes paid and changes in non-cash working capital, which was a use of cash in FY 2019 and a source of cash the previous year.

Net cash used in investing activities for FY 2019 totaled $466.9 million, an increase of $109.4 million or 31% from FY 2018. The increase reflected higher levels of growth and sustaining capital expenditures in FY 2019, partially offset by a $31.7 million reduction in cash used for investments in public and private entities during FY 2019 versus FY 2018, as well as the release of $22.2 million of previously restricted cash during the year. During FY 2019, the Company invested $34.4 million in private and public entities, including $24.4 million to acquire 57 million shares (C$0.57 per share) of Wallbridge Mining Company Limited ("Wallbridge"), representing 9.9% of issued and outstanding common shares, as well as 4.1 million additional shares of Bonterra Resources Inc. ("Bonterra") for $6.4 million. At December 31, 2019, the Company owned a total of 8.5 million shares of Bonterra, representing 11.3% of total issued and outstanding shares.

Net cash used in financing activities for FY 2019 totaled $85.2 million, which compared to $69.0 million for the same period in 2018. The higher level of net cash used for financing activities reflected increases of $13.1 million and $12.0 million related to dividend payments and shares repurchased through the Company's NCIB, respectively. The Company increased the quarterly dividend twice during FY 2019, including a 50% increase, to $0.06 per share, effective the Q4 2019 dividend payment. During FY 2019, the Company repurchased 1,127,000 shares through the NCIB for $42.8 million (C$56.7 million).

Free cash flow in FY 2019 totaled $463.0 million, an 81% increase from FY 2018, reflecting strong growth in net cash provided by operating activities, which more than offset higher levels of cash used for mineral property additions and additions to property, plant and equipment.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Q4 2019

The Company's cash balance of $707.2 million at December 31, 2019 increased $91.4 million or 15% from $615.8 million at September 30, 2019. The increase in cash resulted from $247.1 million of net cash being generated from operating activities, which compared to net cash provided by operating activities of $207.3 million in Q4 2018 and $316.8 million the previous quarter. The reduction from Q3 2019 mainly reflected the impact of changes in non-cash working capital, which was a significant use of cash in Q4 2019 and a source of cash in Q3 2019, as well as higher levels of cash income tax paid in Q4 2019 ($21.0 million versus $5.1 million the previous quarter).

The Company's Q4 2019 and Q3 2019 income tax instalments were based upon the taxable income generated in FY 2018. The Company's FY 2019 taxable income is expected to be significantly higher as compared to FY 2018 due to increased levels of profitability and the absence of loss carry-forwards to shelter the taxable income generated in FY 2019, as was the case in FY 2018. As a result, the Company anticipates paying tax instalments in the first half of 2020 that are substantially higher than any of the tax instalments made during FY 2019, with the largest instalment expected to be paid in Q2 2020, which could exceed

$166 million.

Net cash used for investing activities in Q4 2019 totaled $139.0 million, which related mainly to growth and sustaining capital expenditures, as well as the $24.4 million of cash used to acquire 57 million shares of Wallbridge Mining Company Ltd. Net cash used for financing activities totaled $41.8 million, of which $30.0 million (C$39.5 million) was used to repurchase 727,200 shares through the NCIB, with an additional $8.4 million used for dividend payments.

Free cash flow in Q4 2019 totaled $132.8 million compared to $89.6 million in Q4 2018 and $181.3 million the previous quarter. The change from Q3 2019 resulted from the reduction in net cash provided by operating activities quarter over quarter.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company's flagship Canadian mining operation. Situated in one of Canada's most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.25 million ounces as at December 31, 2018.

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Operating results	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Total Ore Milled (t)	87,573	85,523	324,077	354,469
Average Grade (g/t)	20.5	25.9	23.7	21.6
Gold Contained (oz)	57,672	71,950	246,377	245,819
Recovery (%)	97.8%	98.0%	97.9%	97.7%
Gold Produced (oz)	56,379	69,936	241,297	240,126
Gold Sold (oz)	54,342	71,087	239,240	241,278
Development metres - operating	854	787	3,400	3,742
Development metres - capital	787	1,522	4,580	6,934
Production costs	$25,615	$26,325	$99,227	$102,845
Operating cash costs per ounce sold(1)	$471	$370	$414	$426
AISC per ounce sold(1)	$721	$650	$695	$713
Total capital expenditures (in thousands)	$36,662	$55,871	$194,157	$128,225

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full Year 2019

Production at Macassa totaled 241,297 ounces, similar to the 240,126 ounces produced in FY 2018 as a 10% improvement in the average grade, to 23.7 g/t, was largely offset by lower tonnes processed compared to the previous year. The increase in the average grade largely resulted from grade outperformance in a number of stopes around the 5700 Level of the South Mine Complex, largely in the first quarter of the year. The reduction in tonnes processed largely reflected lower than expected processing rates during the second quarter of 2019 due mainly to excessive water in the mine during the spring run-off. Gold sales in 2019 totaled 239,240 ounces versus 241,278 ounces in 2018.

Production costs at Macassa totaled $99.2 million versus $102.8 million in FY 2018. Both operating cash costs and AISC per ounce sold improved in FY 2019 compared to FY 2018. Operating cash costs per ounce sold averaged $414 versus $426 the previous year, while AISC per ounce sold averaged $695 versus $713 in FY 2018. Operating cash costs and sustaining capital expenditures were both lower in total dollars in FY 2019 compared to FY 2018, with lower operating cash costs ($99.1 million versus $102.7 million) largely due to reduced mining and milling rates and the reduction in sustaining capital expenditures ($56.1 million versus $59.9 million a year earlier) reflecting lower infrastructure and mobile equipment procurement costs in FY 2019 versus FY 2018.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

Production at Macassa in the final quarter of 2019 totaled 56,379 ounces compared to 69,936 ounces in Q4 2018 and 62,945 ounces the previous quarter. The change in production from both prior periods resulted from a lower average grade in Q4 2019, largely reflecting grade underperformance in a small number of stopes, which more than offset the impact of higher tonnes processed. Tonnes processed in Q4 2019 averaged 952 tonnes per day versus 930 tonnes per day in Q4 2018 and 933 tonnes per day the previous quarter.

Production costs in Q4 2019 totaled $25.6 million versus $26.3 million in Q4 2018 and $26.6 million the previous quarter Operating cash costs per ounce sold averaged $471 versus $370 in Q4 2018 and $425 in Q3 2019. The increase in operating cash costs per ounce sold was mainly related to the impact of a lower average grade on sales volumes compared to both prior periods. AISC per ounce sold averaged $721 compared to $650 for the same period in 2018 and $689 the previous quarter, mainly reflecting the increase in operating cash costs per ounce sold. Sustaining capital expenditures in Q4 2019 totaled $10.8 million or $198 per ounce sold, which compared to $16.7 million or $235 per ounce sold in Q4 2018 and $13.2 million or $211 per ounce sold the previous quarter. The reduction in sustaining capital expenditures in Q4 2019 compared to both prior periods was mainly due to lower costs for mobile equipment procurement paste fill hole development.

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Growth projects: Growth capital expenditures at Macassa for FY 2019 totaled $113.8 million. Of total growth expenditures, $76.6 million related to the #4 shaft project, with the remainder primarily related to work on a new tailings impoundment area and thickened tails projects. Growth capital expenditures during Q4 2019 totaled $22.7 million, of which $17.3 million related to the #4 shaft project. At December 31, 2019, the #4 shaft had advanced to a depth of 1,200 feet, with the rate of sinking averaging approximately 9.8 feet per day. The project remains on track for phase one completion by the second quarter of 2022 at a estimated capital costs of $240.0 million.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares ("ha"). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 4.6 million @ 4.4 g/t for 643,283 ounces of gold as at December 31, 2018.

Beginning in Q1 2019, the Company began reporting production, cost and expenditure results for the Holt Complex as a reporting business segment. Previously, production from the three mines had been reported separately, with costs for processing at the Holt Mill being divided based respective throughput volumes. Prior periods addressed in this MD&A have been restated to combine the results for the three mines into the Holt Complex segment.

On October 9, 2019, the Company announced that it is currently reviewing future plans for the Holt Complex operations.

Holt Complex

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Operating results	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Total Ore Milled (t)	252,801	227,940	853,528	860,023
Average Grade (g/t)	4.1	5.3	4.4	4.9
Gold Contained (oz)	33,456	39,046	120,301	134,500
Recovery (%)	94.1%	94.7%	94.7%	94.7%
Gold Produced (oz)	31,469	36,974	113,952	127,345
Gold Sold (oz)	31,883	35,650	115,849	128,905
Development metres - operating	2,605	1,363	8,104	7,006
Development metres - capital	2,183	476	6,191	4,733
Production costs	$25,220	$21,737	$104,888	$88,844
Operating cash costs per ounce sold(1)	$790	$610	$904	$689
AISC per ounce sold(1)	$1,321	$927	$1,353	$1,050
Total capital expenditures (in thousands)	$16,665	$12,307	$55,118	$41,983

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full Year 2019

Production at the Holt Complex in FY 2019 totaled 113,952 ounces compared to 127,345 ounces in 2018. The reduction versus FY 2018 reflected lower tonnes processed and average grades at Holt Mine and significantly reduced tonnes processed at Taylor. The Holloway Mine produced 12,211 ounces in FY 2019 compared to 942 ounces from processing stockpiles in 2018. After being placed on care and maintenance in December 2016, the Holloway resumed commercial operation during the first quarter of 2019. In October 2019, the Company announced that the future plans for the Holt Complex were under review. Gold sales for FY 2019 totaled 115,849 ounces versus 128,905 ounces the previous year.

Production costs totaled $104.9 million in FY 2019, including $21.3 million at the Holloway Mine, compared to $88.8 million in FY 2018. Operating cash costs per ounce sold averaged $904 in FY 2019 versus $689 for the same period in 2018. Excluding the impact of the Holloway mine, where production ramped up throughout FY 2019, operating cash costs per ounce sold averaged $802 in FY 2019, with the increase reflecting the impact of lower grades at Holt Mine and significantly reduced tonnes processed at Taylor mine on sales volumes from the two mines. AISC per ounce sold averaged $1,353 in 2019 versus $1,050 the previous year. AISC per ounce sold at Holloway averaged $2,557 in 2019 as the mine ramped up production throughout the year. Excluding the impact of Holloway mine, AISC per ounce sold averaged $1,217 with the increase from FY 2018 related to higher operating cash costs and sustaining capital expenditures on a per ounce sold basis, reflecting the impact of lower sales volumes. On the same basis, that is excluding the impact of the Holloway mine, total AISC for the Holt and Taylor mines totaled $126.7 million in FY 2019, which compared to $135.3 million for FY 2018.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

During Q4 2019, the Holt Complex produced 31,469 ounces, which compared to production of 36,974 ounces in Q4 2018. The change from Q4 2018 largely reflected a lower average grade at both Holt Mine and Taylor Mine, which more than offset the impact of 5,798 ounces of production at Holloway Mine in Q42019 following theresumption of commercial operation at Holloway during the first quarter of 2019 (895 ounces produced in Q42018 resulting from the processing of stockpiled material). Production in Q4 2019 increased 16% from 27,128 ounces the previous quarter reflecting higher production at the Holt Mine, due to both increased mill throughput and a higher average grade, as well as increased production from Holloway mine, which produced 3,792 ounces in Q3 2019.

Production costs totaled $25.2 million in Q4 2019, including $5.4 million at the Holloway Mine, compared to $21.7 million in Q3 2018 and $27.8 million ($7.4 million at Holloway) the previous quarter. Operating cash costs per ounce sold averaged $790 ($746 excluding Holloway) versus $610 for the same period in 2018 and $1,037 ($899 excluding Holloway) in Q3 2019. Excluding the impact of the Holloway mine, the increase from Q4 2018 reflected lower sales volumes as total operating cash costs in Q4 2019 were lower than during Q4 2018 ($19.7 million versus $21.7 million in Q4 2018). AISC per ounce sold averaged $1,321 in Q4 2019 ($1,261 excluding Holloway mine) versus $927 in Q4 2018 and $1,543 ($1,429 excluding Holloway) the previous quarter. Excluding the impact of Holloway mine, the increase in AISC per ounce sold compared to Q4 2018 reflected lower sales volumes as well as an increase in sustaining capital expenditures to $12.6 million from $$9.9 million for the same period in 2018. Higher sustaining capital expenditures reflected increased costs related to ground support and underground infrastructure.

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

On February 19, 2020, the Company announced that the Holt Complex was being designated as non-core. The Company will continue to operate the Holt Complex while it conducts as strategic review to consider options for maximizing the value of the assets.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 31.0 g/t for a total of 2.7 million ounces.

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Operating results	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Total Ore Milled (t)	121,998	98,797	492,874	456,909
Average Grade (g/t)	49.3	39.7	39.6	24.9
Gold Contained (oz)	193,499	126,043	627,181	366,219
Recovery (%)	99.2%	98.6%	98.8%	97.3%
Gold Produced (oz)	191,894	124,307	619,366	356,230
Gold Sold (oz)	192,213	118,955	624,645	352,094
Development metres - operating	606	516	1,769	2,257
Development metres - capital	1,628	1,950	7,333	7,311
Production costs	$20,334	$16,542	$76,919	$75,743
Operating cash costs per ounce sold(1)	$106	$139	$119	$200
AISC per ounce sold(1)	$258	$332	$291	$442
Total capital expenditures (in thousands)	$42,524	$29,808	$161,039	$105,750

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Full-Year 2019

Production at Fosterville in FY 2019 increased 74%, to 619,366 ounces, mainly reflecting a 59% improvement in the average grade, to 39.6 g/t compared to 24.9 g/t the previous year. The improvement in grade mainly resulted from the ramp up in production in the high-grade Swan Zone, which accounted for approximately 89% of ounces produced and 55% of tonnes mined in FY 2019 versus 26% and 9%, respectively, in FY 2018 (production from the Swan Zone commenced in Q32018). Alsocontributing to higher production rates was an 8% increase in tonnes processed, to 492,874 tonnes in FY 2019, reflecting higher productivity from the Phoenix system as a higher amount of operating faces became available throughout the year. Gold sales increased 77%, to 624,645 ounces in FY 2019 reflecting higher production levels during the year.

Production costs at Fosterville totaled $76.9 million in FY 2019 versus $75.7 million in FY 2018. Both operating cash costs and AISC per ounce sold were significantly improved in FY 2019 versus the previous year, with the improvement largely related to the favourable impact of a higher average grade on sales volumes. Operating cash costs per ounce sold averaged $119 per ounce sold, which compared to $200 per ounce sold in FY 2018. Total operating cash costs in FY 2019 were $74.6 million versus $70.4 million for FY 2018, with the increase reflecting the higher volume mined and processed in FY 2019. AISC averaged $291 per ounce sold versus $442 per ounce sold a year earlier in FY 2018. Sustaining capital expenditures totaled $91.0 million or $146 per ounce sold versus $76.0 million or $216 per ounce sold in FY 2018. The increase in total sustaining capital expenditures resulted from higher lateral development costs. Royalty expense in FY 2019 totaled $17.5 million versus $9.0 million, reflecting the significant increase in production and sales year over year.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

Q4 2019

The Fosterville Mine produced a record 191,894 ounces in Q4 2019, an increase of 54% from 124,307 ounces in Q4 2018 and 21% higher than 158,327 ounces the previous quarter. The growth in production from both prior periods reflected higher average grades, increased tonnes processed and improved recoveries. The average grade of 49.3 g/t improved 24% from Q4 2018 and 18% from the previous quarter, with the increase from both prior periods largely due to grade outperformance in a number of Swan Zone stopes during Q4 2019. Higher levels of production from the Swan Zone also contributed to the increase in average grade compared to Q4 2018. In addition to a record average grade, the average recovery rate of 99.2% in Q4 2019 was also the highest ever achieved at the Fosterville Mill.

Production costs in Q4 2019 totaled $20.3 million versus $16.5 million in Q4 2018 and $19.2 million the previous quarter. Operating cash costs per ounce sold averaged a record $106 versus $139 in Q4 2018 and $115 in Q3 2019. The improvement related to the favourable impact of a higher average grade on sales volumes in Q4 2019 versus both prior periods. Total operating cash costs in Q4 2019 were $20.3 million versus $16.5 million in Q4 2018 and $19.2 million the previous quarter, with the increase largely reflecting higher volumes mined and processed as well as increased operating development. AISC per ounce sold averaged $258 compared to $332 for the same period in 2018 and $289 the previous quarter. Sustaining capital expenditures in Q4 2019 totaled $25.3 million or $132 per ounce sold, which compared to $19.9 million ($167 per ounce sold) in Q4 2018 and $23.8 million ($143 per ounce sold) the previous quarter. The increase in sustaining capital expenditures compared to Q4 2018 reflected higher levels of lateral and vertical capital development.

Growth projects: Growth capital expenditures at Fosterville in FY 2019 totaled $48.4 million (excluding capitalized exploration expenditures) ($11.2 million in Q4 2019). Work on growth projects during FY 2019 focused on completing new paste fill and water treatment plants and establishing new ventilation raises as part of the new ventilation system scheduled for completion early in 2020. A number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill also continued to move forward during Q4 2019.

(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 39-45 of this MD&A.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations FY 2019 totalled $11.6 million ($1.4 million in Q3 2019). At Macassa, underground drilling during the first nine months of the year continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in FY 2019 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

In 2019, the Company completed approximately 169,280 metres of underground drilling at Macassa, using up to 11 three underground drills on the 3400, 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas along the Amalgamated Break near the SMC. In addition, the drilling focused on infill targets within the current resource with the aim of upgrading resources within the SMC, Lower SMC and '04 Break.

Of the 169,280 total underground metres, 54,814 metres were drilled to test the east and west extents of the SMC, with an additional 34,133 metres being drilled to test the Amalgamated Break. In addition, 844 metres of drilling were completed from the 5300 Level to test the Main Break near the former Kirkland Minerals property between the 6000 and 6500 levels, proximal to the location of the #4 shaft. Infill drilling consisted of 7,402 metres of drilling focused on upgrading resources on the '04 Break and 72,087 metres focused on upgrading resources within the SMC and Lower SMC.

In terms of exploration development, after completing 379 metres of development drifting in 2018 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 243 metres of development to the east was completed during FY 2019. Development to the west on the 5300 Level was extended an additional 254 metres during FY 2019. The Company also began exploration development heading east on the 5806 decline late in Q3 2019 to target the SMC East and Main Break at depth with a total of 76 metres of development being completed by the end of the year.

On May 2, 2019, the Company announced new high-grade intersections from underground drilling at Macassa. The results highlighted the potential for Mineral Resource growth to the east, west and at depth around the SMC, and also included identification of high-grade mineralization in separate areas along the Amalgamated Break. The new drill results included high- grade intersections up to 60 metres to the east of the SMC and 250 metres to the west of the SMC's current Mineral Resources. The Lower SMC was also expanded to depth. The two areas of high-grade mineralization identified along the Amalgamated Break were deemed significant, given the considerable exploration potential that exists along this Break, with only limited past drilling having been completed.

On September 16, 2019, the Company announced results from additional underground drill holes for 2,207 metres of total drilling. The results included the intersections of high-grade mineralization approximately 200 metres northeast of current Mineral Resources in the SMC, the intersection of high-grade mineralization 275 metres west of existing Mineral Resources in the SMC (25 metres further west than the results announced on May 2, 2019), and the continued intersection of ore-grade mineralization within high-grade zones along the Amalgamated Break up to 175 metres west of Mineral Resources in the SMC.

On December 10, 2019, the Company released results from an additional 45 holes and 15,238 metres of total drilling. The results included a further extension of high-grade mineralization 75 metres to the ease of current Mineral Resources in the SMC, and an additional 35 metres to the west. The results also demonstrated the continuity of mineralization in previously announced extensions in both directions of the SMC through successful in-fill drilling, and continued to expand high-grade mineralization associated with the Amalgamated Break.

Holt Complex

In FY 2019, the Company completed approximately 111,500 metres of underground and surface diamond drilling at the Holt, Holloway and Taylor mines, with the focus being to both identify extension and infill known areas. Results of this drilling have been incorporated into the updated Mineral Resources for the end of 2019.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Regional Exploration

In FY 2019, the Company completed approximately 42,000 metres of early-stage exploration drilling on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties.

Australia

In 2019, an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine and the Company's efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures (including capitalized exploration) during FY 2019 totaled $147.5 million.

Fosterville Mine

An aggressive program of exploration and definition drilling and development was completed in FY 2019. The program involved work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin's Hill, and also to test for new mineralized structures within the Company's mining license. In addition, work continued on the LODE ("Large Ore Deposit Exploration") program at Fosterville, which included greenfield exploration work on several targets within Fosterville's existing exploration licenses. Exploration expenditures (including capitalized exploration) at Fosterville for FY 2019 totaled $37.6 million.

During FY 2019, a total of 152,009 metres of drilling were completed using up to six surface drills and eight underground drills. Underground drilling during the year largely focused on the Lower Phoenix system and targeted extensions to known mineralization. Underground drilling also targeted the Cygnet zone, a zone of mineralization identified in FY 2018, situated footwall to the Swan Zone in the Phoenix system.

In March 2019, Fosterville's mining license was increased substantially as a result of extensions granted by the Victorian Government. As a result of the extensions, Fosterville's mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin's Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected, were an important component of Fosterville's FY 2019 exploration program. Underground drilling for extensions to depth at the Harrier system commenced in August 2019, following completion of a 216-metre development drift, which extended off the previous boundary of the mining lease and was completed to facilitate the effective targeting of the Harrier Base mineralised structure at depth where it transects an anticline axial plane.

Surface drilling at the Robbin's Hill target extended throughout FY 2019 and focused on two main structures, the Curie Fault (formerly Farley's Fault) and Rubin Fault (formerly Farley's Footwall Fault). On December 10, 2019, The Company announced results from 66 holes or 36,428 metres of total drilling at Robbin's Hill. The results demonstrated the continuity of mineralization at shallow depths within current Mineral Resources as well as the presence of visible gold, and also demonstrated the potential to extend the mineralization up to 500 metres down-plunge with two holes, both of which returned over 45 gram-metre intercepts. On December 18, 2019, The Company announced plans to commence development on a twin 4.8 km underground exploration drive to connect Robbin's Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin's Hill and other targets and provide valuable infrastructure for future mine operations.

Work on the LODE program in Q3 2019 largely focused on the interpretation of geophysical data collected from recent Airborne EM and Gravity surveys over the Fosterville district. This dataset represents the first detailed solid geology interpretation for under cover areas, tying in regional and high-resolution geophysics completed to date and will drive drill targeting to the north of Fosterville. In addition, a regional geochemical soil sampling program was completed during Q3 2019 and RC drilling commenced at the Thunder Swamp prospect in EL006502.

In October 2019, the Government of Victoria announced the release of EL3539 for tender. The Company previously held this exploration licence until its expiry in February 2019. The tender process commenced in January 2020 with applications submitted on February 14, 2020. The Company is applying to re-acquire this license. In the Company's Q2 2019 MD&A, information was presented indicating that drilling on the EL3539 had taken place during the second quarter. In fact, drilling on the property ceased during the first quarter of the year.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Since then, the Company has continued work on an extensive exploration program with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a decision of resumption of mining and milling operations.

Exploration programs in the Northern Territory have involved underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs also commenced at the formerly-producing Prospect open pit at Union Reefs and at other targets on the Northern Territory land position. During FY 2018, the Company also commenced underground development from the existing Cosmo ramp through the Lantern Deposit on three levels, the 920, 610 and 730 levels. A total of 2,900 metres of development were completed during FY 2018 in the three drifts, as well as at a number of other targets in the Cosmo mine area. A total of $54.7 million of exploration expenditures were incurred in FY 2018 (inclusive of capitalized exploration expenditures and costs related to care and maintenance activities).

During the first quarter of 2019, the Company commenced an advanced exploration program aimed at completing additional drilling and development with the aim of commencing test processing at the Union Reefs Mill before the end of the year. During FY 2019, a total of $109.9 million of advanced exploration expenditures (both expensed and capitalized) were incurred. Included in the work program for FY 2019 was the completion of approximately 128,000 metres of surface and underground drilling focused on the Lantern Deposit, Liberator target at the Cosmo mine, at Union Reefs around the Union North Line and Millars Deposit and at Pine Creek. In addition, approximately 6,000 metres of underground development was completed at Lantern in support of commencing test processing at Union Reefs Mill. Also during 2019, a rehabilitation program was completed where two former open pits were backfilled with approximately 750,000 tonnes of waste rock located from around the Howley project area.

In October 2019, Union Reefs mill commenced processing of mostly low-grade development heading material as part of a ramp up in operation. By the end of the year, a total of 8,700 ounces had been produced from processing 147,400 tonnes at an average grade of 2.06 g/t. Total gold sales were 7,680 ounces, with proceeds from the sales being used to reduce capitalized exploration expenditures.

In October 2019, the Company commenced trial processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. By the end of the year, a total of 8,700 ounces had been produced from processing 147,400 tonnes at an average grade of 2.06 g/t. Total gold sales were 7,680 ounces, with proceeds from the sales being used to reduce capitalized exploration expenditures.

On December 18, 2019, results for 154 holes for a total of 61,981 metres were released from drilling at the Lantern Deposit, Union Reefs and Pine Creek. The results included that included the intersection of high-grade mineralization between 350 and 550 metres from surface at the Lantern Deposit; the intersection of high-grade mineralization down-plunge at Lantern below the 550 metre level, demonstrating the potential for high-grade extension below existing mining fronts; the identification of a new area of gold mineralization at Union Reefs South, and the return of intercepts containing significant gold values with the first four holes at Pine Creek.

Entering 2020, advanced exploration work was continuing in the Northern Territory in support of a potential resumption of operations. The Company's work is aimed at establishing a minimum five-year mine plan including at least 100,000 ounces of average annual production at operating cash costs below $650 per ounce and AISC of better than $950 per ounce.

On February 19 , 2020, the Company announced that the Northern Territory assets had been designated as non-core with the company planning to consider strategic options for maximizing the value of these assets. The advanced exploration program and ongoing rehabilitation work is expected to continue during the strategic review period.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at December 31, 2019, the Company had a positive working capital balance of $377.7 million, including a cash balance of

$707.2 million, which compares to a working capital of $205.3 million and cash of $332.2 million at December 31, 2018. The strong working capital reflects ongoing free cash flow generation from the Company's mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company's cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2019, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information
		Weighted Average
	As at December 31, 2019	Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	209,624,480	—
Issued: Stock options	218,489	C$4.44
Issued: Restricted share units	540,828	—
Issued: Performance share units	511,768	—

Terms of the Company's equity incentive plans are outlined in the Company's audited Consolidated Financial Statements for the year ended December 31, 2019.

SELECTED ANNUAL INFORMATION

	Year Ended	Year Ended	Year Ended
(in thousands, except for per share figures)	December 31, 2019	December 31, 2018	December 31, 2017
Financial Results
Revenue	$1,379,988	$915,911	$747,495
Earnings from mine operations	$893,601	$488,343	$289,129
Loss from discontinued operations	$—	$—	($24,904)
Net earnings	$560,080	$273,943	$132,426
Basic earnings per share	$2.67	$1.30	$0.64
Diluted earnings per share	$2.65	$1.29	$0.63

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

(in thousands)	As at and for the year ended December 31, 2019	As at and for the year ended December 31, 2018	As at and for the year ended December 31, 2017
Financial Position
Cash	$707,206	$332,227	$231,596
Working capital (See Non-IFRS measures)	$377,685	$205,285	$165,346
Mining interests and plant and equipment	$1,496,926	$1,117,170	$1,049,309
Total Assets	$2,557,617	$1,710,160	$1,485,800
Total non-current liabilities	$323,918	$254,427	$197,732
Cash dividends paid	($29,470)	($16,329)	($3,281)

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2019.

	2019
	Three Months Ended
(in thousands except per share amounts)	December 2019	September 2019	June 2019	March 2019
Revenue	$412,379	$381,430	$281,267	$304,912
Earnings before income taxes	$232,042	$254,119	$152,432	$159,589
Net earnings	$169,135	$176,604	$104,195	$110,146
Basic earnings per share	$0.81	$0.84	$0.50	$0.52
Diluted earnings per share	$0.80	$0.83	$0.49	$0.52

	2018
	Three Months Ended
(in thousands except per share amounts)	December 2018	September 2018	June 2018	March 2018
Revenue	$280,320	$222,701	$214,653	$198,237
Earnings before income taxes	$149,336	$82,977	$90,109	$71,888
Net earnings	$106,535	$55,885	$61,486	$50,037
Basic earnings per share	$0.51	$0.27	$0.29	$0.24
Diluted earnings per share	$0.50	$0.26	$0.29	$0.24

Revenue in Q4 2019 totaled $412.4 million, an increase of $132.1 million or 47% from $280.3 million in Q4 2018. Increases in both gold sales and the average realized price both contribution significantly to the improvement. The average realized price in Q4 2019 was $1,481, a 20% improvement from the same period in 2018, which resulted in $67 million of additional revenue in Q42019. A 23% increase in gold sales, to 278,438 ounces, driven mainlybythe impact of higher grades at Fosterville on production and sales levels, contributed the remaining $65 million of revenue growth in Q4 2019 versus Q4 2018. Compared to the previous quarter, revenue increased $30.9 million or 8% from $381.4 million in Q3 2019. The increase in revenue was entirely from higher sales volumes, which increased 9% from 256,276 ounces in Q3 2019. The average realized gold price Q4 2019 was unchanged from the previous quarter.

Net earnings in Q4 2019 totaled $169.1 million or $0.81 per share, which compared to net earnings of $106.5 million or 0.51 per share in Q4 2018. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 47% increase revenue, to $412.4 million, increased earnings per share by $0.46 in Q4 2019 versus Q4 2018, with both a higher realized gold price and increased sales volumes contributing approximately $0.23 per share to the increase. Other factors contributed to higher earnings was a $0.02 per share favourable contribution from reduced expensed exploration costs and a $0.01 per share favourable impact from a lower effective tax rate in Q4 2019 compared to the same period in 2018.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

The contractual cash flow obligations of the Company as at December 31, 2019 are as follows:

As at December 31, 2019	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$151,760	$151,760	$-	$-	$-
Lease obligation payments	15,717	10,485	5,054	178	-
Income taxes payable	188,450	188,450	-	-	-
	$355,927	$350,695	$5,054	$178	$-

RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors' fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Officer salaries and short-term benefits	$10,661	$8,230
Share based payment expense	4,237	4,478
Directors fees	600	512
Severance payments	461	-
	$15,959	$13,220

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during his tenure at the Company which ended on May 7, 2019. The total expense was $68 during the year ended December 31, 2019 (year ended December 31, 2018 - $177).

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $61 during the year ended December 31, 2019. Ms. Elizabeth Lewis-Gray, a member of the Company's Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2019.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company's significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2019. Effective January 1, 2019, the Company adopted the new IASB issued IFRS 16, Leases ("IFRS 16"), which replaced the existing lease accounting under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. The impact of adopting the requirements of IFRS 16 is disclosed in note 5 of the audited consolidated financial statements for the year ended December 31, 2019.

The Company has historically equity-settled awards under its Long-term Incentive plan ("LTIP") and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash- settled. In accordance with the guidance under IFRS 2 Share-based Payment, the Company made an accounting policy choice to recognize the excess amount as a direct charge to shareholders' equity as opposed to recognizing an expense in the statement of operations on the date of modification, as the excess amount is attributable to prior periods. If the Company had recorded the expense through the statement of operations instead of shareholders' equity, net earnings would have been $29.2 million lower on a post-tax basis for the year ended December 31, 2019. For further information regarding the impact of this accounting policy choice, refer to note 16 of the audited consolidated financial statements for the year ended December 31, 2019.

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$247,100	$207,283	$316,753	$919,390	$548,790
Mineral property additions	(84,440)	(59,865)	(67,900)	(258,010)	(162,673)
Plant and equipment (1)	(29,879)	(52,639)	(67,549)	(198,413)	(112,531)
Additions to other long-term assets	-	(5,208)	-	-	(18,386)
Free cash flow	$132,781	$89,571	$181,304	$462,967	$255,200

(1) Excludes lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Three Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Sustaining capital	$52,439	$46,436	$48,260	$192,444	$173,991
Growth capital(1)	68,897	69,518	87,966	317,616	135,148
Total capital expenditures	$121,336	$115,954	$136,226	$510,060	$309,139
Finance leases related to IFRS 16	520	—	2,567	6,037	—
Total additions and CIP per financial statements	$121,856	$115,954	$138,793	$516,097	$309,139

(1) Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The Company has not restated the 2018 AISC comparatives to reflect the impact of IFRS 16, Leases ("IFRS 16") consistent with the modified retrospective approach adopted by the Company for financial statement purposes upon transition to the new leasing standard effective January 1, 2019. If the Company had applied IFRS 16 in the comparative periods, it would not have resulted in a material impact to the 2018 consolidated or site-by-site AISC comparatives.

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months and years ended December 31, 2019 and 2018:

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$104,888	$99,227	$204,115	$76,919	$-	$76,919	$-	$281,034
Share-based compensation	(125)	(164)	(289)	-	-	-	-	(289)
Purchase price allocation	-	-	-	(2,314)	-	(2,314)	-	(2,314)
Operating cash costs	104,763	99,063	203,826	74,605	-	74,605	-	278,431
Royalty expense	7,738	11,240	18,978	17,454	-	17,454	-	36,432
Stock-based compensation	125	164	289	-	-	-	9,018	9,307
Rehabilitation and remediation	158	194	352	366	849	1,215	-	1,567
General and administrative expense	-	-	10,787	-	-	11,374	14,186	36,347
Sustaining capital[1]	44,616	56,100	100,716	90,994	-	90,994	734	192,444
Sustaining leases[2]	596	117	713	46	184	230	481	1,424
Capitalized depreciation	(1,270)	(725)	(1,995)	(1,739)	-	(1,739)	-	(3,734)
AISC	$156,726	$166,153	$333,666	$181,726	$1,033	$194,133	$24,419	$552,218
Ounces of gold sold	115,849	239,240	355,089	624,645	-	624,645	-	979,734
Operating cash cost per ounce sold	$904	$414	$574	$119	$-	$119	$-	$284
Sustaining capital expenditures per ounce sold	$385	$234	$284	$146	$-	$146	$-	$196
AISC per ounce sold	$1,353	$695	$940	$291	$-	$311	$-	$564

(1) Sustaining capital in YTD 2019 excludes capital costs associated with finance leases that were recognized in the period.

(2) Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

Three months ended December 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,220	$25,615	$50,835	$20,334	$-	$20,334	$-	$71,169
Share-based compensation	(30)	(44)	(74)	-	-	-	-	(74)
Purchase price allocation	-	-	-	-	-	-	-	-
Operating cash costs Royalty expense Share-based compensation Rehabilitation and remediation General and administrative expense Sustaining capital[1] Sustaining leases[2] Capitalized depreciation	25,190 2,170 30 29 - 15,622 331 (1,270)	25,571 3,368 44 49 - 10,752 108 (725)	50,761	20,334	-	20,334	-	71,095
			5,538	5,464	-	5,464	-	11,002
			74	-	-	-	526	600
			78	113	227	340	-	418
			2,905	-	-	4,129	3,016	10,050
			26,374	25,331	-	25,331	734	52,439
			439	26	66	92	189	720
			(1,995)	(1,739)	-	(1,739)	-	(3,734)
AISC	$42,102	$39,167	$84,174	$49,529	$293	$53,951	$4,465	$142,590
Ounces of gold sold	31,883	54,342	86,225	192,213	-	192,213	-	278,438
Operating cash cost per ounce sold	$790	$471	$589	$106	$-	$106	$-	$255
Sustaining capital expenditures per ounce sold	$490	$198	$306	$132	$-	$132	$-	$188
AISC per ounce sold	$1,321	$721	$976	$258	$-	$281	$-	$512

(1) Sustaining capital in Q3 2019 excludes capital costs associated with finance leases that were recognized in the quarter.

(2) Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$88,844	$102,845	$191,689	$75,743	$-	$75,743	$-	$267,432
Share-based compensation	(77)	(166)	(243)	-	-	-	-	(243)
Purchase price allocation	-	-	-	(5,386)	-	(5,386)	-	(5,386)
Operating cash costs	88,767	102,679	191,446	70,357	-	70,357	-	261,803
Royalty expense	8,352	9,074	17,426	8,992	-	8,992	-	26,418
Stock-based compensation	77	166	243	-	-	-	5,216	5,459
Rehabilitation and remediation	117	131	248	168	173	341	-	589
General and administrative expense	-	-	1,470	-	-	-	24,879	26,349
Sustaining capital	38,089	59,880	97,969	76,022	-	76,022		173,991
AISC	$135,402	$171,930	$308,802	$155,539	$173	$155,712	$30,095	$494,609
Ounces of gold sold	128,905	241,278	370,183	352,094	-	352,094		722,277
Operating cash cost per ounce sold	$689	$426	$517	$200	$-	$200	$-	$362
Sustaining capital expenditures per ounce sold	$295	$248	$265	$216	$-	$216	$-	$241
AISC per ounce sold	$1,050	$713	$834	$442	$-	$442	$-	$685

(1) Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

Three Months Ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$21,737	$26,325	$48,062	$16,542	$-	$16,542	$-	$64,604
Share-based compensation	4	(20)	(16)	-	-	-	-	(16)
Purchase price allocation	-	-	-	-	-	-	-	-
Operating cash costs	21,741	26,305	48,046	16,542	-	16,542	-	64,588
Royalty expense	1,406	3,148	4,554	3,029	-	3,029	-	7,583
Share-based compensation	(4)	20	16	-	-	-	1,294	1,310
Rehabilitation and remediation	11	33	44	28	46	74	-	118
General and administrative expense	-	-	553	-	-	-	7,469	8,022
Sustaining capital	9,882	16,670	26,552	19,884	-	19,884		46,436
AISC	$33,036	$46,176	$79,765	$39,483	$46	$39,529	$8,763	$128,057
Ounces of gold sold	35,650	71,087	106,737	118,955	-	118,955		225,692
Operating cash cost per ounce sold	$610	$370	$450	$139	$-	$139	$-	$286
Sustaining capital expenditures per ounce sold	$277	$235	$249	$167	$-	$167	$-	$206
AISC per ounce sold	$927	$650	$747	$332	$-	$332	$-	$567

(1) Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Months Ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operation	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$27,800	$26,621	$54,421	$19,243	$-	$19,243	$-	$73,664
Share-based compensation	(32)	(40)	(72)	-	-	-	-	(72)
Purchase price allocation	-	-	-	-	-	-	-	-
Operating cash costs	27,768	26,581	54,349	19,243	-	19,243	-	73,592
Royalty expense	2,170	3,216	5,386	5,044	-	5,044	-	10,430
Share-based compensation	32	40	72	-	-	-	2,665	2,737
Rehabilitation and remediation	43	49	92	87	573	660	-	752
General and administrative expense	-	-	2,307	-	-	2,733	2,854	7,894
Sustaining capital	11,230	13,224	24,454	23,806	-	23,806	-	48,260
Sustaining leases	89	3	92	15	63	78	98	268
AISC	$41,332	$43,113	$86,752	$48,195	$636	$51,564	$5,617	$143,933
Ounces of gold sold	26,790	62,583	89,373	166,903	-	166,903		256,276
Operating cash cost per ounce sold	$1,037	$425	$608	$115	$-	$115	$-	$287
Sustaining capital expenditures per ounce sold	$419	$211	$274	$143	$-	$143	$-	$188
AISC per ounce sold	$1,543	$689	$971	$289	$-	$309	$-	$562

(1) Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended	Year Ended
amounts)	December 31, 2019	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018
Revenue	$412,379	$280,320	$381,430	$1,379,988	$915,911
Silver	(358)	-	(347)	(1,221)	-
Foreign exchange impact	427	(1,087)	(1,258)	(2,097)	(3,669)
Realized Revenue	$412,448	$279,233	$379,825	$1,376,670	$912,242
Ounces sold	278,438	225,692	256,276	979,734	722,277
Average realized price per ounce sold	$1,481	$1,237	$1,482	$1,405	$1,263

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended	Year Ended
amounts)	December 31, 2019	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018
Net earnings	$169,135	$106,535	$176,604	$560,080	$273,943
Loss (gain) on warrant investment	(920)	3,546	20	18	10,892
Transaction costs	1,236	-	-	1,236	-
PPA adjustment on inventory(1)	-	-	-	2,314	5,386
Foreign exchange loss (gain)[2]	23,267	(5,864)	(13,667)	16,208	(16,902)
Severance payments	-	-	-	1,239	-
Income tax related to above adjustments	(7,415)	793	4,576	(4,681)	650
Adjusted net earnings	$185,303	$105,010	$167,533	$576,414	$273,969
Weighted average shares outstanding - basic ('000s)	210,102	209,755	210,189	210,142	210,692
Adjusted net earnings per share	$0.88	$0.50	$0.80	$2.74	$1.30

(1) Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

(2) Restated to reflect adjustment for foreign exchange loss (gain) during the three months ended December 31, 2018, three months ended September 30, 2019 and year ended December 31, 2018.

Earnings before Interest, Taxes, Depreciation, and Amortization ("EBITDA")

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(in thousands)	December 31, 2019	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2018
Net earnings	$169,135	$106,535	$176,604	$560,080	$273,943
Add back:
Finance costs	696	1,104	576	2,282	3,617
Depletion and depreciation	52,865	37,318	41,692	168,921	133,718
Current income tax expense	62,414	17,070	50,946	189,572	40,743
Deferred income tax expense	493	25,731	26,569	48,530	79,624
EBITDA	$285,603	$187,758	$296,387	$969,385	$531,645

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company's liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at December 31, 2019	As at December 31, 2018
Current assets	$794,630	$397,912
Current liabilities	416,945	192,627
Working capital	$377,685	$205,285

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold's management, including the CEO and CFO, have as at December 31, 2019, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the interim or annual filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design and effectiveness of the Company's disclosure controls and procedures and have concluded they are operating effectively as at December 31, 2019.

Internal Control over Financial Reporting

Kirkland Lake Gold's management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Kirkland Lake Gold's management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO Framework"). Based on a review of its internal control procedures at the end of the period covered by this MD&A, management has concluded its internal controls and procedures are appropriately designed and effective as at December 31, 2019.

Kirkland Lake Gold's management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, withinthe Company have been prevented or detected. These inherent limitations include therealitiesthat judgments in decision- making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no changes to the Company's internal controls during Q4 2019 that have materially affected, or are likely to materially affect, the Company's internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; taxmatters and foreign miningtaxregimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the "Risks and Uncertainties" section in the December 31, 2018 Annual Information Form and the Company's MD&A for the period ended December 31, 2018 filed on SEDAR.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Price of Gold

The Company's profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company's operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control, including: global and regional supply and demand for industrial products containing metals generally; and global or regional political or economic conditions.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company's existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company's results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material impairments of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company's results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project and such reassessment may cause substantial delays or further interruptions which may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold's operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration licenses. mining licenses, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. New mining operations may experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

The Company's ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, the development and implementation of a paste fill plant for the Fosterville Mine, a water treatment plant refinery upgrade and granting of exploration licenses at the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and designs, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Further, additional permits are required for the development of the West Detour project and continued development of the Detour Lake pit. There can be no assurance that the Company will obtain such permits on its anticipated timeline. Such delays could materially affect the financial performance of the Company.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company's operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives tomanage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

All phases of the Company's operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company's business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold's properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company's financial position or results of operations.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company's mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company's actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company's operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company's ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resourceswill be upgraded tomeasured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company's future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production. Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is currently, and expects to continue to be, dependent on four mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company's annual production in 2019 and are expected to continue to account for all of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine or the Fosterville Mine, could have a material adverse effect on the Company's financial performance and results of operations

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold's mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company's production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company's mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company's control.

The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.

Obligations as a Public Company

The Company's business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company's compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, the SEC, NYSE, the Australian Securities and Investment Commission and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company's efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Compliance Risk

The Company has documented and tested, during its more recent financial year, its internal control procedures to satisfy the requirements of the Sarbanes-Oxley Act of 2002 ("SOX"). Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company's internal controls over financial reporting.

The Company mayfail tomaintain the adequacy of its internal control over financial reporting as such standards become modified, supplemented or amended from time to time and the Company may not be able to conclude the effectiveness of its internal controls over financial reporting. The Company's failure to satisfy SOX and the equivalent Canadian legislation on an ongoing, timely basis, could impact the reliability of the Company's financial statements and may negatively impact the financial performance of the Company. In addition, failure to implement required new controls or improved controls, could impact the Company's operating results or result in a failure to comply with certain reporting obligations. To date the Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2019.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which we do business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company's policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in sectors with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company's financial position and results of operations.

Government Regulation

The Company's business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Althoughthe Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations. See also "Foreign Operations and Political Risk".

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company's leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Integration of Detour

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Kirkland and Detour. The Company cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Detour, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The integration requires the dedication of substantial effort, time and resources on the part of management which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of both the Company and Detour. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two entities will present challenges to management, including the integration of systems and personnel of the two entities which may be geographically separated, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement.

The performance of the Kirkland's operations after completion of the Arrangement could be adversely affected if Kirkland cannot retain key employees to assist in the integration and operation of Kirkland and Detour. The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Detour, Kirkland and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Kirkland will be aware of any and all liabilities of Detour or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the Company's acquisition of Detour may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of Kirkland.

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and the failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Market Price of Securities

The Common Shares are listed on the TSX, NSYE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company's long-term value. In response to periods of volatility in the market price of a company's securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 10.4% of the Common Shares are held by Eric Sprott, the Chairman of the Board, the liquidity of the Company's securities may be negatively impacted.

Community Relations

The Company's relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company's reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

First Nations and Aboriginal Heritage

First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Commercial viability of a new mine or development project is predicated on manyfactors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold's operations, financial condition and results of operations.

The profitability of the Company's operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company's operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company's commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company's ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company's operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company's activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Nature and Climatic Conditions

The Company and themining industry are facing continued geotechnical challenges, whichcould adversely impact the Company's production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory's tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment, the Company acknowledges climate change is an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at our Canadian and Australian operations. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology ("IT") systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company's IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company's employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications mayresult in negative publicity or have theaffect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Permitting

The Company's operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company's existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company's results of operations and financial position.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Insurance and Uninsured Risks

Kirkland Lake Gold's business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage tomineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company's operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold's prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company's capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company's operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold's profitability, results of operations and financial position.

Tax Matters

The Company's taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company's filing position, application of tax incentives or similar "holidays" or benefits were to be challenged for any reason, this could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company's financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company's business. There is no assurance that the Company's current financial condition will not be materially adversely affected in the future due to such changes.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company's interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company's operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company's business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company's financial position and results of operations.

Title to the Company's Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company's predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company's properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company's business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company's ability to manage and expand the Company's business.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Labour and Employment Matters

Production at the Company's mining operations is dependent upon the efforts of its employees and the Company's operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company's business. This would have a negative effect on the Company's business and results of operations; which might result in the Company not meeting its business objectives.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition. There are currently no material labour shortages with the Company operating near its budgeted manning levels.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company's directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company's directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute 'forward looking statements', including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company's properties and the anticipated timing thereof, expected production from, and the further potential of, the Company's properties, the anticipated timing and commencement of exploration programs on various targets within the Company's land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company's equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed withthe securities regulatory authorities in certain provinces of Canada and available atwww.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Accordingly, information contained in this Management's Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms "Measured", "Indicated" and "Inferred" Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services, Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Ms. Vaz, Mr. Kallio and Mr. Holland are "qualified persons" as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

Readers are referred to the National Instrument 43-101 ("NI 43-101") 2018 Technical Reports for the Fosterville property entitled, "Updated NI 43-101 Technical Report Fosterville Gold mine in the State of Victoria, Australia" (the "Fosterville Report") and the amended and restated NI 43-101 Technical report for Macassa entitled "Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report" (the "Macassa Report") effective December 31, 2018 and dated April 1, 2018 and July 19, 2018, respectively.

The Fosterville Report was prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, both of whom are "qualified persons" as such term is defined in NI 43-101 and employees of the Company. The Fosterville Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company's News Release dated February 21, 2019. The Macassa Report was prepared by Mariana Pinheiro Harvey, P.  Eng., Robert Glover, P.  Geo, William Tai, P. Eng. and Ben Harwood, P. Geo, all of whom are "qualified persons" as such term is defined in NI 43-101 and employees of the Company. The Macassa Report supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates contained in the Company's News Release dated February 21, 2019. Both the Fosterville Report and the Macassa Report are available under the Company's profile on SEDAR at www.sedar.com.

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Q4 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

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